SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of February, 2023

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

Consolidated Financial Statements

December 31, 2022 and 2021

Nu Holdings Ltd.

x

08 Consolidated Statements of Profit or Loss
09 Consolidated Statements of Comprehensive Income or Loss
10 Consolidated Statements of Financial Position
11 Consolidated Statements of Changes in Equity
13 Consolidated Statements of Cash Flows
14 Notes to the Consolidated Financial Statements

3

KPMG Auditores Independentes Ltda.

Address: Street Arquiteto Olavo Redig de Campos, 105, 12º andar - Torre A

Post office 79518 - CEP 04707-970 - São Paulo/SP - Brasil

Telephone + 55 (11) 3940-1500

kpmg.com.br

Independent Auditors Report on the Audit of the Consolidated Financial Statements

To the Shareholders and Board of Directors of Nu Holdings Ltd.

Cayman Islands

Opinion

We have audited the consolidated financial statements of Nu Holdings Ltd. (“the Company”), which comprise the consolidated statement of financial position as of December 31, 2022 the consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for the year then ended, and notes, comprising significant accounting policies and other explanatory information.

In our opinion, the accompanying consolidated financial statements give a true and fair view of the consolidated financial position of the Nu Holdings Ltd. as of December 31, 2022, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRS).

Basis for Opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company and its subsidiaries in accordance with the relevant ethical principles provided for in the Accountant's Code of Professional Ethics and in the professional standards issued by the Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

KPMG Auditores Independentes Ltda, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.	KPMG Auditores Independentes Ltda, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

4

Allowance for expected credit losses
See Notes 4(a), 5(a), 7, 13 and 14 to the consolidated financial statements
Key Audit Matter	How our audit approached this matter

As of December 31, 2022, the Company has allowance for expected credit losses (ECL) related to amounts receivable from credit cards and loans to customers.

The Company recognizes an ECL for the contracts that have experienced a significant increase in credit risk (SICR) subsequent to recognition or are credit impaired (stage 2 and stage 3, respectively), and a twelve-month ECL for all other contracts (stage 1).

To calculate ECL the Company segregates the portfolio of amounts receivable from credit cards and loans to customers based on shared credit risk characteristics, determined by internal scoring models and uses the methodology of the probability of default (PD), the loss given default (LGD) and the exposure at default (EAD), as well as consideration of elements of prevision as unused limits, macroeconomic environment and the impact of changes in future macroeconomic scenarios, including market expectations of Gross Domestic Product (GDP), inflation rate, unemployment rate and interest rate (Selic).

We consider the measurement of the allowance for expected credit losses related to receivables from credit cards and loans to customers as a key audit matter, since it involves significant measurement uncertainties, as a result of the complexity of the models and the subjectivity of the assumptions, specifically: (i) the general methodology of allowance for expected credit losses, including the methods and models used to estimate the PDs, EADs and LGDs and their respective assumptions, as well as the selection of macro variable assumptions incorporated into the calculation; and (ii) identification of an SICR (stage 2) and credit impaired exposures (stage 3).

Our audit procedures included, but were not limited to:

- Evaluation of the design and operational effectiveness, by sampling, of relevant internal controls, including controls related to the models, assumptions and methodology used in measuring the allowance for expected credit losses.

- Assessment, with the involvement of our professionals with specialized skills and knowledge in credit risk:

(i) the general methodology for calculating the allowance for expected credit losses.

(ii) of models and modeling techniques by inspecting model documentation to determine whether models are suitable for their intended use.

(iii) the recalculation of PD, EAD and LGD estimates using the Company's historical data and forward-looking information.

(iv) the relevance of macroeconomic variables considered in future scenarios through regression analysis and historical correlation with these indicators.

(v) testing the accuracy of the allocation of stages according to the Company's criteria through independent re-execution of the allocation, by sampling; and

(vi) the recalculation of the provision for expected credit losses, by sampling.

- Assessment whether the disclosures in the consolidated financial statements consider all relevant information.

Based on the evidence obtained through the procedures summarized above, we consider the measurement of the allowance for expected credit losses to be acceptable, as well as the respective disclosures, in the context of the consolidated financial statements taken as a whole, referring to the year ended December 31, 2022.

KPMG Auditores Independentes Ltda, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.	KPMG Auditores Independentes Ltda, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

5

Assessment of the recoverable amount of goodwill
See Notes 1, 4(k) and 5(d) to the consolidated financial statements
Key Audit Matter	How our audit approached this matter

On December 31, 2022, the Company has intangible assets, which comprise goodwill from investment acquisitions, for which the Company performs impairment tests at least annually or when there are events or circumstances that indicate that the carrying amount exceeds its fair value. The recoverable amounts of Cash Generating Units (CGUs) are calculated based on their value in use, determined by discounting expected future cash flows to be generated by the continued use of the CGUs assets and their final disposal.

Calculating the value in use of CGUs requires the use of data and significant assumptions used in evaluation models, including discount rate and future growth rate. Future growth assumptions include the projected growth rate and long-term inflation expectations.

We consider the assessment of the recoverable value of intangible assets as a key audit matter, since the subjective judgment of the auditor was required to evaluate the methodology used by the Company and the data and significant assumptions used in determining the discounted cash flows.

Our audit procedures included, but were not limited to:

- Evaluation of the design and operational effectiveness of relevant internal controls, including controls related to (i) review of the budget process; (ii) selection, review and approval of the main assumptions used in the analysis; and (iii) review of the calculation methodology for carrying out the impairment test.

- Evaluation, with the involvement of our corporate finance specialists with knowledge and experience in the sector:

(i) the methodology used to estimate the value in use, comparing it with evaluation practices generally accepted in the market.

(ii) discount rates and future growth rates used in the impairment test;

(iii) adherence to revised projections in relation to realized cash flows; and

(iv) the mathematical precision of certain steps in present value calculations.

- Assessment whether the disclosures in the consolidated financial statements consider all relevant information.

Based on the evidence obtained through the procedures summarized above, we consider the assessment of the recoverable amount of goodwill acceptable, as well as the respective disclosures, in the context of the consolidated financial statements taken as a whole, for the year ended December 31, 2022.

KPMG Auditores Independentes Ltda, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.	KPMG Auditores Independentes Ltda, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

6

Responsibilities of Management and Those Charged with Governance for the consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company and its subsidiaries or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s and its subsidiaries financial reporting process.

Auditors’ Responsibilities for the Audit of the consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s and its subsidiaries internal control.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s and its subsidiaries ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company and its subsidiaries to cease to continue as a going concern.
•	Evaluate the overall presentation, structure, and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

KPMG Auditores Independentes Ltda, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.	KPMG Auditores Independentes Ltda, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

7

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision, and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, February 14, 2023

KPMG Auditores Independentes Ltda.

CRC 2SP014428/O-6

Rodrigo de Mattos Lia

Accountant CRC 1SP252418/O-3

KPMG Auditores Independentes Ltda, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.	KPMG Auditores Independentes Ltda, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

8

Consolidated Statements of Profit or Loss

For the years ended December 31, 2022 and 2021
(In thousands of U.S. Dollars, except loss per share)

	Note	2022	2021
Interest income and gains (losses) on financial instruments	6	3,555,213	1,046,746
Fee and commission income	6	1,237,018	651,277
Total revenue		**4,792,231**	**1,698,023**
Interest and other financial expenses	6	(1,547,903)	(367,344)
Transactional expenses	6	(176,427)	(117,119)
Credit loss allowance expenses	7	(1,404,911)	(480,643)
Total cost of financial and transactional services provided		**(3,129,241)**	**(965,106)**
Gross profit		**1,662,990**	**732,917**
Operating expenses			
Customer support and operations	8	(335,363)	(190,509)
General and administrative expenses (G&A)	8	(1,333,267)	(628,901)
G&A - Contingent share award (CSA) termination	10b	*(355,573)*	–
G&A - Other	8	*(977,694)*	*(628,901)*
Marketing expenses	8	(152,997)	(79,574)
Other income (expenses)	8	(150,264)	(4,097)
Total operating expenses		**(1,971,891)**	**(903,081)**
Loss before income taxes		**(308,901)**	**(170,164)**
Income taxes			
Current taxes	27	(473,345)	(219,824)
Deferred taxes	27	417,612	224,654
Total income taxes		**(55,733)**	**4,830**
Loss for the year		**(364,634)**	**(165,334)**
Loss attributable to shareholders of the parent company		*(364,578)*	*(164,993)*
Loss attributable to non-controlling interests		*(56)*	*(341)*
Loss per share - Basic and Diluted	9	**(0.0780)**	**(0.1030)**
Weighted average number of outstanding shares - Basic and Diluted (in thousands of shares)	9	**4,676,977**	**1,602,126**

The accompanying notes are an integral part of these consolidated financial statements.

9

Consolidated Statements of Comprehensive Income or Loss

For the years ended December 31, 2022 and 2021
(In thousands of U.S. Dollars)

	Note	2022	2021
Loss for the year		**(364,634)**	**(165,334)**
Other comprehensive income or loss:			
Effective portion of changes in fair value		(29,795)	2,705
Changes in fair value reclassified to profit or loss		18,007	(242)
Deferred income taxes		2,815	(1,025)
Cash flow hedge	18	**(8,973)**	**1,438**
Changes in fair value		(22,053)	3,046
Deferred income taxes		(1,986)	(1,305)
Financial assets at fair value through other comprehensive income		**(24,039)**	**1,741**
Currency translation on foreign entities		**2,580**	**(13,855)**
Total other comprehensive income (loss) that may be reclassified to profit (loss) subsequently		**(30,432)**	**(10,676)**
Changes in fair value - own credit adjustment	19	2,008	(1,051)
Total other comprehensive income or loss that will not be reclassified to profit or loss subsequently		**2,008**	**(1,051)**
Total other comprehensive income (loss), net of tax		**(28,424)**	**(11,727)**
Total comprehensive income (loss) for the year, net of tax		**(393,058)**	**(177,061)**
Total comprehensive income (loss) attributable to shareholders of the parent company		*(393,002)*	*(176,720)*
Total comprehensive income (loss) attributable to non-controlling interests		*(56)*	*(341)*

The accompanying notes are an integral part of these consolidated financial statements.

10

Consolidated Statements of Financial Position

As of December 31, 2022 and 2021
(In thousands of U.S. Dollars)

Assets	**Note**	**2022**	**2021**
Cash and cash equivalents	11	4,172,316	2,705,675
Financial assets at fair value through profit or loss		133,643	918,332
Securities	12	*91,853*	*815,962*
Derivative financial instruments	18	*41,485*	*101,318*
Collateral for credit card operations	21	*305*	*1,052*
Financial assets at fair value through other comprehensive income		9,947,138	8,163,428
Securities	12	*9,947,138*	*8,163,428*
Financial assets at amortized cost		13,684,484	6,982,835
Credit card receivables	13	*8,233,072*	*4,780,520*
Loans to customers	14	*1,673,440*	*1,194,814*
Compulsory and other deposits at central banks	15	*2,778,019*	*938,659*
Other receivables	16	*521,670*	*50,349*
Other financial assets		*478,283*	*18,493*
Other assets	17	541,903	232,915
Deferred tax assets	27	811,050	360,752
Right-of-use assets		18,982	6,426
Property, plant and equipment		27,482	14,109
Intangible assets	1	182,164	72,337
Goodwill	1	397,397	401,872
Total assets		**29,916,559**	**19,858,681**

Liabilities	**Note**	**2022**	**2021**
Financial liabilities at fair value through profit or loss		218,174	102,380
Derivative financial instruments	18	*9,425*	*87,278*
Instruments eligible as capital	19	*11,507*	*12,056*
Repurchase agreements		*197,242*	*3,046*
Financial liabilities at amortized cost		23,448,892	14,706,713
Deposits	20	*15,808,541*	*9,667,300*
Payables to network	21	*7,054,783*	*4,882,159*
Borrowings and financing	22	*585,568*	*147,243*
Securitized borrowings	22	*–*	*10,011*
Salaries, allowances and social security contributions		90,587	97,909
Tax liabilities		511,017	241,197
Lease liabilities		20,353	7,621
Provision for lawsuits and administrative proceedings	23	17,947	18,082
Deferred income	24	41,688	30,657
Deferred tax liabilities	27	41,118	29,334
Other liabilities		636,000	182,247
Total liabilities		**25,025,776**	**15,416,140**
Equity			
Share capital	28	83	83
Share premium reserve	28	4,963,774	4,678,585
Accumulated gain (losses)	28	64,577	(128,409)
Other comprehensive income (loss)	28	(137,651)	(109,227)
Equity attributable to shareholders of the parent company		**4,890,783**	**4,441,032**
Equity attributable to non–controlling interests		–	1,509
Total equity		**4,890,783**	**4,442,541**
Total liabilities and equity		**29,916,559**	**19,858,681**

The accompanying notes are an integral part of these consolidated financial statements.

11

Consolidated Statements of Changes in Equity

For the years ended December 31, 2022 and 2021
(In thousands of U.S. Dollars)

		Attributable to shareholders of the parent company										
					Other comprehensive income (loss)							
	Note	Share capital	Share premium reserve	Accumulated gains (losses)	Translation reserve	Cash flow hedge reserve	Financial Assets at FVTOCI	Own credit revaluation reserve	Total	Total non-controlling interests	Total equity
Balances as of December 31, 2021		**83**	**4,678,585**	**(128,409)**	**(110,936)**	**1,487**	**1,741**	**(1,519)**	**4,441,032**	**1,509**	**4,442,541**
Loss for the year		–	–	(364,578)	–	–	–	–	(364,578)	(56)	(364,634)
Share-based compensation granted, net of shares withheld for employee taxes	10	–	–	201,991	–	–	–	–	201,991	–	201,991
Share-based compensation - contingent share award (CSA) termination	10b	–	–	355,573	–	–	–	–	355,573	–	355,573
Stock options exercised		–	4,505	–	–	–	–	–	4,505	–	4,505
Shares issued on business acquisition	1	–	36,671	–	–	–	–	–	36,671	–	36,671
Shares issued on IPO over-allotment	28	–	247,998	–	–	–	–	–	247,998	–	247,998
Transactions costs from IPO over-allotment		–	(3,985)	–	–	–	–	–	(3,985)	–	(3,985)
Deconsolidation of subsidiary	3	–	–	–	–	–	–	–	–	(1,453)	(1,453)
Other comprehensive income or loss, net of tax	28										
Cash flow hedge		–	–	–	–	*(8,973)*	–	–	*(8,973)*	–	*(8,973)*
Fair value changes - financial assets at FVTOCI		–	–	–	–	–	*(24,039)*	–	*(24,039)*	–	*(24,039)*
Currency translation on foreign entities		–	–	–	*2,580*	–	–	–	*2,580*	–	*2,580*
Own credit adjustment		–	–	–	–	–	–	2,008	*2,008*	–	*2,008*
Balances as of December 31, 2022		**83**	**4,963,774**	**64,577**	**(108,356)**	**(7,486)**	**(22,298)**	**489**	**4,890,783**	**–**	**4,890,783**

The accompanying notes are an integral part of these consolidated financial statements.

12

Consolidated Statements of Changes in Equity

For the years ended December 31, 2022 and 2021
(In thousands of U.S. Dollars)

	Attributable to shareholders of the parent company									
				Other comprehensive income (loss)						
	Share capital	Share premium reserve	Accumulated gains (losses)	Translation reserve	Cash flow hedge reserve	Financial Assets at FVTOCI	Own credit revaluation reserve	Total	Total non-controlling interests	Total equity
Balances as of December 31, 2020	**45**	**638,007**	**(102,441)**	**(97,081)**	**49**	**–**	**(468)**	**438,111**	**–**	**438,111**
Loss for the year	–	–	(164,993)	–	–	–	–	(164,993)	(341)	(165,334)
Share-based payments granted, net of shares withheld for employee taxes	–	–	139,025	–	–	–	–	139,025	–	139,025
Stock options exercised	–	12,252	–	–	–	–	–	12,252	–	12,252
Shares issued on business acquisition	–	277,575	–	–	–	–	–	277,575	–	277,575
Issuance of preferred shares (Series F-1)	5	400,910	–	–	–	–	–	400,915	–	400,915
Issuance of preferred shares (Series G)	3	399,997	–	–	–	–	–	400,000	–	400,000
Issuance of preferred shares (Series G-1)	28	399,972	–	–	–	–	–	400,000	–	400,000
Issuance of shares under the customer program and IPO (note 1b)	2	2,602,024	–	–	–	–	–	2,602,026	–	2,602,026
Transactions costs from IPO (note 1b)	–	(47,545)	–	–	–	–	–	(47,545)	–	(47,545)
Shares repurchased	–	(4,607)	–	–	–	–	–	(4,607)	–	(4,607)
Increase in non-controlling interests	–	–	–	–	–	–	–	–	1,850	1,850
Other comprehensive income or loss, net of tax										
Cash flow hedge	–	–	–	–	*1,438*	–	–	*1,438*	–	*1,438*
Other comprehensive income (loss)	–	–	–	–	–	*1,741*	–	*1,741*	–	*1,741*
Currency translation on foreign entities	–	–	–	*(13,855)*	–	–	–	*(13,855)*	–	*(13,855)*
Own credit adjustment	–	–	–	–	–	–	*(1,051)*	*(1,051)*	–	*(1,051)*
Balances as of December 31, 2021	**83**	**4,678,585**	**(128,409)**	**(110,936)**	**1,487**	**1,741**	**(1,519)**	**4,441,032**	**1,509**	**4,442,541**

The accompanying notes are an integral part of these consolidated financial statements.

13

Consolidated Statements of Cash Flows

For the years ended December 31, 2022 and 2021
(In thousands of U.S. Dollars)

	Note	2022	2021
Cash flows from operating activities			
Reconciliation of profit (loss) to net cash flows from operating activities:			
Loss for the year		**(364,634)**	**(165,334)**
Adjustments:			
Depreciation and amortization	8	35,581	17,339
Credit loss allowance expenses	7	1,440,922	503,679
Deferred income taxes	27	(417,612)	(224,654)
Customer Program	1	–	11,180
Provision for lawsuits and administrative proceedings	23	(1,174)	2,818
Unrealized losses (gains) on other investments		848	(39,280)
Unrealized losses (gains) on financial instruments		17,794	19,338
Interest accrued		32,479	11,077
Contingent share award (CSA) - termination	10b	355,573	–
Share-based payments		253,203	152,717
Others		8,203	–
		1,361,183	**288,880**
Changes in operating assets and liabilities:			
Securities		(1,102,864)	(4,666,792)
Compulsory deposits and others at central banks		(1,880,347)	(924,889)
Credit card receivables		(5,213,669)	(2,568,423)
Loans to customers		(1,889,278)	(1,522,217)
Other receivables		(481,824)	–
Other assets		(772,415)	(64,072)
Deposits		6,278,088	4,001,856
Payables to network		2,221,037	1,602,485
Deferred income		11,277	4,848
Other liabilities		979,277	417,225
Interest paid		(30,935)	(9,062)
Income tax paid		(297,090)	(52,314)
Interest received		1,573,133	563,550
Cash flows (used in) generated from operating activities		**755,573**	**(2,928,925)**
Cash flows from investing activities			
Acquisition of property, plant and equipment		(20,001)	(6,025)
Acquisition of intangible assets		(94,305)	(22,473)
Acquisition of subsidiary, net of cash acquired	1	(10,346)	(114,486)
Acquisition of securities - equity instruments		(2,500)	(11,211)
Cash flow (used in) generated from investing activities		**(127,152)**	**(154,195)**
Cash flows from financing activities			
Issuance of preferred shares		–	800,000
Issuance of shares on IPO (2021) and over-allotment (2022)		247,998	2,590,846
Transactions costs from IPO (2021) and over-allotment (2022)		(3,985)	(47,545)
Payments of securitized borrowings	22	(10,633)	(66,403)
Proceeds from borrowings and financing	22	581,142	116,349
Payments of borrowings and financing	22	(159,983)	(60,523)
Lease payments		(5,005)	(4,387)
Exercise of stock options	28	4,505	12,252
Cash flows (used in) generated from financing activities		**654,039**	**3,340,589**
Change in cash and cash equivalents		**1,282,460**	**257,469**
Cash and cash equivalents			
Cash and cash equivalents - beginning of the year	11	2,705,675	2,343,780
Foreign exchange rate changes on cash and cash equivalents		184,181	104,426
Cash and cash equivalents - end of the year	11	4,172,316	2,705,675
Increase (decrease) in cash and cash equivalents		**1,282,460**	**257,469**

The accompanying notes are an integral part of these consolidated financial statements.

14	Nu Holdings Ltd. Consolidated Financial Statements December 31, 2022 and 2021

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In thousands of U.S. Dollars, unless otherwise stated

1. OPERATIONS

Nu Holdings Ltd. ("Company" or "Nu Holdings") was incorporated as an exempted Company under the Companies Law of the Cayman Islands on February 26, 2016. The address of the Company's registered office is Willow House, 4th floor, Cricket Square, Grand Cayman - Cayman Islands. Nu Holdings has no operating activities with clients.

The Company's shares are publicly traded on the New York Stock Exchange ("NYSE") under the symbol "NU" and its Brazilian Depositary Receipts ("BDRs") are traded on B3 - Brasil, Bolsa, Balcão ("B3"), the Brazilian stock exchange, under the symbol "NUBR33". The Company holds investments in several operating entities and, as of December 31, 2022, its significant operating subsidiaries were:

- **Nu Pagamentos S.A. - Instituição de Pagamento ("Nu Pagamentos")** is an indirect subsidiary domiciled in Brazil. Nu Pagamentos is engaged in the issuance and administration of credit cards and payment transfers through a prepaid account, and participation in other companies as partner or shareholder. Nu Pagamentos has as its primary products (i) a Mastercard international credit card (issued in Brazil where it allows payments for purchases to be made in monthly installments), fully managed through a smartphone app, and (ii) NuConta, a 100% digital smartphone app, maintenance-free prepaid account, which also includes features of a traditional bank account, such as electronic and peer-to-peer transfers, bill payments, withdrawals through the 24 Hours ATM network, instant payments, prepaid credit for mobile top ups and prepaid cards similar in functionality to debit cards.
- **Nu Financeira S.A. - SCFI ("Nu Financeira")** is an indirect subsidiary also domiciled in Brazil, with personal loans and retail deposits as its main products. Nu Financeira offers customers in Brazil the possibility to obtain loans that can be customized in relation to amounts, terms and conditions, number of installments, and transparent disclosure of any charges involved in the transaction, fully managed through the above-mentioned smartphone app. Loan issuance, repayment, and prepayments are available 24/7 through NuConta's account, directly in the app. Nu Financeira also grants credit to Nu Pagamentos credit card holders, due to overdue invoices, bill installments and revolving credit, and accepts on-demand and fixed term deposits from customers
- **Nu Invest Corretora de Valores S.A. ("Nu Invest")** is an indirect subsidiary acquired in June 2021, domiciled in Brazil, and is a digital investment broker dealer.
- **Nu Distribuidora de Titulos e Valores Mobiliarios Ltda. ("Nu DTVM")** is an indirect subsidiary that performs securities brokerage activities in Brazil.
- **Nu BN Servicios México, S.A. de CV ("Nu Servicios")** is an indirect subsidiary domiciled in Mexico. Nu Financiera is engaged in the issuance and administration of credit cards and payment transfers through a prepaid account. It commenced operations in the Mexican market in November 2022 and officially launched in December 2022. The credit card has similar characteristics to the Brazilian operation: an international credit card, with no annual fee, under the Mastercard banner, 100% managed by a digital app on a smartphone.
- **Nu México Financiera, S.A. de C.V., S.F.P. ("Nu Financiera")** is an indirect subsidiary domiciled in Mexico. Nu Financiera is engaged in the issuance and administration of credit cards and payment transfers through a prepaid account. It commenced operations in the Mexican market in November 2022 and officially launched in December 2022. The credit card has similar characteristics to the Brazilian operation: an international credit card, with no annual fee, under the Mastercard banner, 100% managed by a digital app on a smartphone.
- **Nu Colombia S.A. ("Nu Colombia")** is an indirect subsidiary domiciled in Colombia, with operations related to credit cards, which was launched in September 2020. On August 10, 2022, the Financial Superintendence of Colombia ("SFC") approved the Group's request to incorporate a financing company in Colombia, Nu Colombia Compañía de Financiamiento S.A ("Nu Colombia Financiamiento") ("Incorporation License"). Nu Colombia Financiamiento requested the license to operate as a financial company, which is still pending approval. If the request is approved, it will enable Nu Colombia to offer deposit products in the future, amongst other financial products.

The Company and its consolidated subsidiaries are referred to in these consolidated financial statements as the "Group" or "Nu".

The business plan of Nu provides for the continued growth of its Brazilian, Mexican, and Colombian operations, not only related to existing businesses, such as credit cards, personal loans, investments, and insurance, but also complemented by the launch of new products. Accordingly, these consolidated financial statements were prepared based on the assumption of the Group continuing as a going concern, considering that recent losses are principally due to the expenses incurred to deliver upon the Group's rapid growth, in accordance with its business plan.

The Company's Board authorized the issuance of these consolidated financial statements on February 13, 2023.

a) Contingent share award - Termination

On November 29, 2022, Mr. David Vélez, the Company's Chief Executive Officer, informed the Company of his unilateral decision to terminate the 2021 Contingent Share Award (CSA). As a result of the termination, the Company recorded expenses of US$356 million due to the acceleration of the vesting. After such one-time recognition, the Company will no longer account for any expense associated with the 2021 Contingent Share Award. The termination did not impact cash flows and no shares will be issued under this CSA. Additional information is disclosed on Note 10b.

b) Initial Public Offering ("IPO")

On December 9, 2021, Nu Holdings completed its IPO, offering 289,150,555 of newly issued Class A ordinary shares, including in the form of Brazilian Depositary Receipts or "BDRs", each representing one-sixth of a Class A ordinary share ("Brazilian offering"). The initial offering consisted of (1) an international offering listed on the New York Stock Exchange ("NYSE") under the symbol "NU" and (2) a Brazilian offering on São Paulo Stock Exchange ("B3 - Brasil, Bolsa, Balcão") under the symbol "NUBR33". The initial offering price per Class A common share was US$9.00, which was equivalent to R$8.36 per BDR after taking into consideration the Class A ordinary share to BDR ratio.

Within the context of the Brazilian offering, Nu implemented an incentive and reward program, referred to commercially as "NuSócios" or "Customer Program", through which the subsidiary Nu Pagamentos provided sufficient funds to cover the subscription and payment of one BDR in the Brazilian offering to each customer that participated in the Customer Program. A total of 7,557,679 BDRs were allocated to this program, equivalent to 1,259,613 ordinary Class A shares. The total amount for this program was US$11,180 (R$60.331), based on the R$ 8.36 price per BDR. Nu recognized the costs associated with the Customer Program arising from funding the subscription and payment of the BDRs for the customers who participate in the Customer Program as a reduction in revenue in the fourth quarter of 2021.

As a result, Nu Holdings had gross proceeds from the IPO of US$2,602,026. Additionally, the Company incurred US$61,717 in offering expenses, of which US$47,545 were recognized in equity as transaction costs.

In January 2022, Nubank issued 27,555,298 ordinary Class A shares and raised proceeds of US$247,998 as a result of the exercise of the underwriters over-allotment option.

15	Nu Holdings Ltd. Consolidated Financial Statements December 31, 2022 and 2021

c) Level III BDR Program discontinuation

On September 15, 2022, the Company initiated the process with the Comissão de Valores Mobiliários ("CVM") for the discontinuation of its Level III BDR Program. The process aims at maximizing efficiency and minimizing redundancies from being a publicly traded company in more than one jurisdiction. If the process is approved by the regulators, the Company's Level III BDR holders will have the following options: (i) remain as Company's shareholder, through the receipt of Class A ordinary shares traded on NYSE; (ii) remain as holders of the Company's BDRs by receiving Level I BDRs (a program that will also require approval by CVM); or (iii) carry out the sale of the BDRs or underlying Class A ordinary shares held by the investor, on a Brazilian or US stock exchange.

d) Acquisition activities completed

i) Olivia

On November 2, 2021, Nu Holdings signed a stock purchase agreement ("SPA") to purchase all the shares of Olivia AI do Brasil Participações Ltda. ("Olivia Participações"), Olivia AI do Brasil Instituição de Pagamento Ltda. ("Olivia Pagamentos") and Olivia AI Inc. ("Olivia Inc") - together referred to as "Olivia" in these consolidated financial statements. Olivia's acquisition was completed on January 3, 2022, when the control over the entities was transferred to Nu upon the completion of all conditions established in the SPA and the payment of part of the acquisition's contractual price.

In 2016, Olivia launched an artificial intelligence ("AI") solution that helps individuals manage their money. The AI works by integrating the user's various bank accounts and applying data analysis of both the expenses and income of its users, in order to provide suggestions for financial planning. Nu believes that Olivia's AI will further strengthen the Group's open banking initiatives. In addition, Olivia's strategic capabilities in data science and its highly specialized team are expected to enable Nu to continue creating and offering new products based on artificial intelligence. The transaction qualified as a business combination and was accounted for using the acquisition method of accounting.

Purchase consideration at acquisition date

The total purchase price was US$47,225, of which US$10,554 was settled on the acquisition date in cash and the remainder is to be settled upon issuance of 3,909,449 Class A ordinary shares on the first anniversary of the acquisition date, and the issuance of up to 3,970,986 Class A ordinary shares as consideration for post-combination services rendered to Nu by the former shareholders and employees who became part of the Group following the closing. The consideration for post-combination services is considered compensation and not a component of the purchase consideration transferred.

Net identifiable assets acquired, and liabilities assumed

The control over the entities was transferred to Nu in January 2022. The Company has concluded the identification of the assets acquired and liabilities assumed and the allocation of the purchase price to these assets and liabilities, as well as the measurement of the fair value of the purchased intangible assets and goodwill. The purchase price allocation, including the allocation to the intangible assets and goodwill is shown below.

Identifiable intangible assets will be amortized over a period of 3 to 6 years, according to their useful life, defined based on the expected future economic benefits generated by the asset. The goodwill does not have a defined useful life and will have its recoverability tested at least annually.

The goodwill from Olivia's acquisition relates to future benefits expected to be realized through different strategies, such as the usage of the technology and Olivia's professional technical team within the ecosystem of Nu's solutions.

	Fair value recognized on acquisition - US$
Identifiable assets and liabilities	
Cash and cash equivalents	208
Other assets	615
Intangible assets	42,421
Liabilities	(6,400)
Total identifiable net assets at fair value	**36,844**
Goodwill arising on acquisition	**10,381**
Purchase consideration transferred	**47,225**
Equity consideration	36,671
Cash consideration	10,554

The additional intangible assets recognized, and the allocation as of the purchase price were customer relationship (US$3,670) and intellectual property (US$37,065), at the acquisition date.

The following were the main assumptions used in the determination of the fair value of the identifiable assets acquired and liabilities assumed: (i) discount rate of 15.9% and growth rate of 2%, (ii) EBITDA margin close to 50%, and (iii) the residual value was calculated based on projected cash flows.

Net cash outflow on acquisition

	US$
Consideration paid in cash	10,554
(-) Cash and cash equivalent balances acquired	(208)
Net cash outflow	**10,346**

Impact of the acquisition on the results of the Group

Olivia contributed US$821 in revenues and US$27,683 in losses for the year 2022. As Olivia was acquired on January 3, 2022, there is no material difference between the actual contributions to revenue and loss and those assuming the acquisition was completed at the beginning of the reporting period.

16	Nu Holdings Ltd. Consolidated Financial Statements December 31, 2022 and 2021

e) Reconciliation of goodwill and intangible assets shown in the consolidated statements of financial position

	2022		2021	
	Goodwill	Intangible assets	Goodwill	Intangible assets
Intangibles related to acquisitions				
Easynvest's acquisition	*381,125*	*34,086*	*392,989*	*45,061*
Cognitect's acquisition	*831*	*2,673*	*831*	*4,889*
Spin Pay's acquisition	*5,060*	*6,044*	*5,372*	*8,048*
Akala's acquisition	–	–	*2,680*	–
Olivia's acquisition	*10,381*	*40,689*	–	–
Other intangible assets	–	98,672	–	14,339
Total	**397,397**	**182,164**	**401,872**	**72,337**

2. STATEMENT OF COMPLIANCE

The Company's consolidated financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

a) Functional currency and foreign currency translation

i) Nu Holding's functional and presentation currency

Nu Holdings does not have any direct customers and its main direct activities are (i) investing in the operating entities in Brazil, Mexico, Colombia, as well as in other countries, (ii) financing, either equity or debt; and (iii) the payment of certain general and administrative expenses. As a result, these are considered its primary and secondary activities and all of them are substantially based on US Dollars ("US$"), which was selected as the functional and presentation currency of Nu Holdings.

ii) Subsidiary's functional currency

For each subsidiary of the Group, the Company determines the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity ("functional currency"). Items included in the financial statements of each subsidiary are measured using that functional currency. The functional currency of the Brazilian operating entities is the Brazilian Real, the Mexican entities is the Mexican Peso, and the Colombian entity is the Colombian Pesos.

iii) Translation of transactions and balances

Foreign currency transactions and balances are translated in two consecutive stages:

- Foreign currency transactions are translated to the subsidiaries' functional currency at the exchange rates at the date of the transactions; and the exchange differences arising on the translation of foreign currency balances to the functional currency are recognized under "Other income (expenses)" in the consolidated statements of profit or loss. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the reporting date. Revenues and expenses are translated using a monthly average exchange rate. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction.
- The financial statements of the subsidiaries held in functional currencies that are not US$ (foreign subsidiaries) are translated into US$, and the exchange differences arising from the translation to US$ of the financial statements denominated in functional currencies other than the US$ is recognized in the consolidated statements of comprehensive income or loss ("OCI") as an item that may be reclassified to profit or loss within "currency translation on foreign entities".

The main criteria applied to the translation of financial statements of foreign subsidiaries to US$ are as follows:

- assets and liabilities are converted into US$ at the exchange rate at the reporting date;
- equity is translated into US$ at historical cost;
- revenues and expenses are translated using a monthly average exchange rate. When applying this criterion, the Group considers whether there have been significant changes in the exchange rates in the reporting period which, in view of their materiality with respect to the consolidated financial statements taken as a whole, would make it necessary to use the exchange rates at the transaction date rather than the aforementioned average exchange rates; and
- statements of cash flow items are translated into US$ using the monthly average exchange rate unless significant variances occur, when the rate of the transaction date is used instead.

b) New or revised accounting pronouncements adopted in 2022

The following new or revised standards have been issued by IASB, were effective for the year covered by these consolidated financial statements, and had no significant impact.

- Reference to the Conceptual Framework (Amendments to IFRS 3); and
- Annual Improvements to IFRS Standards 2018-2020 (Amendments to IFRS 9 and IFRS 16).

c) Other new standards and interpretations not yet effective

- Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2);
- Definition of Accounting Estimates (Amendments to IAS 8);
- Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12); and
- Non-current Liabilities with Covenants (Amendments to IAS 1).

Management does not expect the adoption of the standards and interpretations described above to have a significant impact, other than additional disclosures, on the consolidated financial statements.

d) Accounting for crypto-assets - Staff Accounting Bulletin nº 121 ("SAB 121")

The Group is registered with the US Securities and Exchange Commission ("SEC") and, as such, is required to file consolidated financial statements with the SEC on an annual basis.

In March 2022, the SEC issued Staff Accounting Bulletin (SAB) 121, which addresses the rights and obligations of the parties to a crypto asset safeguarding arrangement. SAB 121 explains that an issuer that has obligations to safeguard digital assets held for their platform users should recognize those digital assets and a liability to return those assets to the customers.

17	Nu Holdings Ltd. Consolidated Financial Statements December 31, 2022 and 2021

In June 2022, the Group launched a platform, through its subsidiary Nu Crypto Ltda. ("Nu Crypto"), which allows clients to trade crypto assets, in partnership with a specialized broker ("Agent"). Although, legally, the custody activity is performed by the Agent, the Group concluded that these activities may create crypto-asset safeguarding obligations (as defined in SAB 121) to its customers, which expose the Group to certain technological, legal and regulatory risks and, therefore, it should record a safeguarding liability and a corresponding asset at the fair value of the crypto assets held by customer on the Group's platform.

The following table summarizes the balances relating to crypto assets held for customers. For the purpose of these financial statements, which were prepared to specifically attend CVM requirements, the asset and liability have not been recognized.

	2022
Fair value of the crypto assets held for customers	18,533

3. BASIS OF CONSOLIDATION

These consolidated financial statements include the accounting balances of Nu Holdings and all those subsidiaries over which the Company exercises control, directly or indirectly. Control is achieved where the Company has (i) power over the investee; (ii) is exposed, or has rights, to variable returns from its involvement with the investee; and (iii) can use its power to affect its profits.

The Company re-assesses whether it maintains control of an investee if facts and circumstances indicate that there are changes to one or more of the three above mentioned elements of control.

The consolidation of a subsidiary begins when the Company obtains control over it and ceases when the Company loses control over it. Assets, liabilities, income, and expenses of a subsidiary acquired or disposed of during the reporting period are included in the consolidated statements of profit or loss from the date the Company gains control until the date the Company ceases to control the subsidiary. In May 2022, Nu deconsolidated Nu Fundo de Investimentos em Ações ("Nu FIA").

The financial information of the subsidiaries was prepared in the same period as the Company and consistent accounting policies were applied. The financial statements of the subsidiaries are fully consolidated with those of the Company. Accordingly, all balances, transactions and any unrealized income and expenses arising between consolidated entities are eliminated in the consolidation, except for foreign-currency gain and losses on translation of intercompany loans. Profit or loss and each component of other comprehensive income or loss are attributed to the shareholders of the parent and to the non-controlling interests, when applicable.

The subsidiaries below are the most relevant entities included in these consolidated financial statements:

Entity	Control	Principal activities	Functional currency	Country	2022	2021
Nu BN México, S.A. de CV ("Nu Mexico")	Indirect	Multiple purpose financial company	MXN	Mexico	100%	100%
Nu BN Servicios México, S.A. de CV ("Nu Servicios")	Indirect	Credit card operations	MXN	Mexico	100%	100%
Nu BN Tecnologia, S.A de CV ("Nu Tecnologia")	Indirect	Computer consulting service	MXN	Mexico	100%	100%
Nu Colombia S.A. ("Nu Colombia")	Indirect	Credit card operations	COP	Colombia	100%	100%
Cognitect, Inc. ("Cognitect")	Direct	Technology E-Hub	US$	USA	100%	100%
Nu Pagamentos S.A. - Instituição de Pagamentos ("Nu Pagamentos")	Indirect	Credit card and prepaid account operations	BRL	Brazil	100%	100%
Nu Financeira S.A. - SCFI ("Nu Financeira")	Indirect	Loan operations	BRL	Brazil	100%	100%
Nu Asset Management Ltda. ("Nu Asset") - former "Nu Investimentos"	Indirect	Fund manager	BRL	Brazil	100%	100%
Nu Distribuidora de Titulos e Valores Mobiliarios Ltda. ("Nu DTVM")	Indirect	Securities distribution	BRL	Brazil	100%	100%
Nu Produtos Ltda. ("Nu Produtos")	Indirect	Insurance commission	BRL	Brazil	100%	100%
Nu Invest Corretora de Valores S.A ("Nu Invest") - former "Easynvest TCV"	Indirect	Investment platform	BRL	Brazil	100%	100%
Nu Corretora de Seguros Ltda. ("Nu Corretora de Seguros") - former "Easynvest Corretora"	Indirect	Insurance commission	BRL	Brazil	100%	100%
Nu Plataformas - Intermediação de Negocios e Serviços Ltda ("Nu Plataforma")	Indirect	Services platform	BRL	Brazil	100%	100%
Nu Tecnologia S.A ("Nu Tecnologia")	Direct	Talent E-Hub	UYU	Uruguay	100%	100%
Nu México Financiera, S.A. de C.V., S.F.P. ("Nu Financiera") - former "Akala"	Indirect	Multiple purpose financial company	MXN	Mexico	100%	100%
Nu Pay for Business Instituição de Pagamentos Ltda. ("Spin Pay")	Indirect	Payment hub	BRL	Brazil	100%	100%
Olivia AI do Brasil Instituição de Pagamento Ltda. ("Olivia Pagamentos")	Indirect	AI Fintech	BRL	Brazil	100%	–
Nu Crypto Ltda.	Indirect	Crypto distribution	BRL	Brazil	100%	–
Nu Colombia Compañía de Financiamiento S.A.	Indirect	Financial intermediary	COP	Colombia	100%	–
Nu Brasil Serviços Ltda.	Indirect	Administrative Services	BRL	Brazil	100%	–
Nu Brasil Tecnologia Ltda.	Indirect	Information Technology Activities	BRL	Brazil	100%	–

In addition, the Company consolidated the following investment fund in which the Group's companies hold a substantial interest or the entirety of the interests and are therefore exposed, or have rights, to variable returns and have the ability to affect those returns through power over the entity:

Name of the entity	Country
Fundo de Investimento Ostrum Soberano Renda Fixa Referenciado DI ("Fundo Ostrum")	Brazil

Nu Pagamentos, Nu Financeira, Nu DTVM and Nu Invest, Brazilian subsidiaries, are regulated by the Brazilian Central Bank ("BACEN"), Nu México Financiera, S.A. de C.V., S.F.P. ("Nu Financiera"), a Mexican subsidiary, is regulated by both the Mexican Central Bank ("BANXICO") and Mexican National Baking and Stock Commission ("CNBV") and Nu Colombia, a Colombian subsidiary, is regulated by Industry and Commerce Superintendency, and as such, there are some regulatory requirements that restrict the ability of the Group to access and transfer assets freely to or from these entities within the Group and to settle liabilities of the Group.

18	Nu Holdings Ltd. Consolidated Financial Statements December 31, 2022 and 2021

4. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies described below have been applied consistently through the years presented in these consolidated financial statements.

a) Financial instruments

Initial recognition and measurement

Financial assets and liabilities are initially recognized when the Group becomes a party to the contractual terms of the instrument. The Group determines the classification of its financial assets and liabilities at initial recognition and measures a financial asset or financial liability at its fair value plus or minus, in the case of a financial asset or financial liability not at fair value through profit or loss ("FVTPL"), transaction costs that are incremental and directly attributable to the acquisition or issue of the financial asset or financial liability. Transaction costs of financial assets and financial liabilities carried at fair value through profit or loss are expensed in profit or loss. Immediately after initial recognition, an expected credit loss ("ECL") allowance is recognized for financial assets measured at amortized cost and investments in debt instruments measured at fair value through other comprehensive income ("FVTOCI"), if any.

Classification and subsequent measurement

Financial assets and financial liabilities are classified as FVTPL where there is a requirement to do so or where they are otherwise designated at FVTPL on initial recognition. Financial assets and financial liabilities which are required to be held at FVTPL include:

- Financial assets and financial liabilities held for trading;
- Debt instruments that do not have solely payments of principal and interest ("SPPI") characteristics. Otherwise, such instruments must be measured at amortized cost or FVTOCI; and
- Equity instruments that have not been designated as held at FVTOCI.

Financial assets and financial liabilities are classified as held for trading if they are derivatives or if they are acquired or incurred mainly for the purpose of selling or being repurchased in the near-term, or form part of a portfolio of financial instruments that are managed together and for which there is evidence of short-term profit-taking.

In certain circumstances, other financial assets and financial liabilities are designated at FVTPL where this results in the more relevant information. This may arise because it significantly reduces a measurement inconsistency that would otherwise arise from measuring assets or liabilities or recognizing the gains or losses on them on a different basis, where the assets and liabilities are managed and their performance evaluated on a fair value basis or, in the case of financial liabilities, where it contains one or more embedded derivatives which are not closely related to the host contract.

The classification and measurement requirements for financial asset debt and equity instruments and financial liabilities are set out below.

Financial assets - debt instruments

Debt instruments are those instruments that meet the definition of financial liability from the issuer's perspective, such as loans and government and corporate bonds.

The classification criteria and subsequent measurement for financial assets depends on the business model for their management and the characteristics of their contractual flows. The business models refer to the way in which the Group manages its financial assets to generate cash flows. In this definition, the following factors are taken into consideration, among others:

- How key management assess and report on the performance of the business model and the financial assets held in the business model;
- The risks that affect the performance of the business model (and the financial assets held in the business model) and, specifically, the way in which these risks are managed; and
- The frequency and volume of sales in previous years, as well as expectations of future sales.

Depending on these factors, the asset can be measured at amortized cost, at fair value with changes in other comprehensive income, or at fair value with changes through profit or loss.

Business model: The business model reflects how the Group manages the assets to generate cash flows and, specifically, whether the Group's objective is solely to (i) collect the contractual cash flows from the assets or (ii) is to collect both the contractual cash flows and cash flows arising from the sale of the assets. If neither of these is applicable, such as where the financial assets are held for trading purposes, then the financial assets are classified as part of an "other" business model and measured at FVTPL. To assess business models, the Group considers risks that affect the performance of the business model; how the managers of the business are compensated; and how the performance of the business model is assessed and reported to Management.

When a financial asset is subject to business models (i) and (ii), the application of the SPPI test is required, as explained below.

Solely Payments of Principal and Interest - SPPI test: Where the business model is to hold assets to collect contractual cash flows or to collect contractual cash flows and sell, the Group assesses whether the assets' cash flows represent SPPI. In making this assessment, the Group considers whether the contractual cash flows are consistent with a basic lending arrangement (i.e., interest includes only consideration for the time value of money, credit risk, other basic lending risks, and a profit margin that is consistent with a basic lending arrangement). Where the contractual terms introduce exposure to risk or volatility that is inconsistent with a basic lending arrangement, the related asset is classified and measured at FVTPL. Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are SPPI.

Based on these factors, the Group classifies its instruments into one of the following measurement categories.

Amortized cost:

Financial assets that are held for collection of contractual cash flows where those cash flows represent SPPI, and that are not designated at FVTPL, are measured at amortized cost. The carrying amount of these assets is adjusted by any ECL recognized and measured. Interest income from these financial assets is included in the statement of profit or loss using the effective interest rate method. When estimates of future cash flows are revised, the carrying amount of the respective financial assets or financial liabilities is adjusted to reflect the new estimate discounted using the original effective interest rate. Any changes are recognized in the statement of profit or loss.

FVTOCI:

Financial assets that are both held for collection of contractual cash flows, where those cash flows represent SPPI, and for sale, depending on the Company's best interests, which are not designated at FVTPL, are measured at fair value through other comprehensive income ("FVTOCI"). The carrying amount of these assets is adjusted by any ECL recognized and measured. Interest income from these financial assets is included in the statement of comprehensive income or loss using the effective interest rate method.

FVTPL:

Financial assets that do not meet the criteria for amortized cost or FVTOCI are measured at FVTPL. A gain or loss on a debt instrument that is subsequently measured at FVTPL, including any debt instruments designated at fair value, is recognized in profit or loss, and presented in the statement of profit or loss in the period in which it arises.

19	Nu Holdings Ltd. Consolidated Financial Statements December 31, 2022 and 2021

Classification of financial assets for presentation purposes

Financial assets are classified by nature into the following items in the consolidated statements of financial position:

- Cash and cash equivalents;
- Securities;
- Collateral for credit card operations;
- Derivative financial instruments;
- Compulsory deposits at central banks;
- Credit card receivables and loans to customers;
- Other financial assets;
- Other receivables.

Financial liabilities

Financial liabilities are initially classified into the various categories used for management and measurement purposes, unless they have to be presented as liabilities associated with non-current assets held for sale or they relate to hedging derivatives or changes in the fair value of hedged items in portfolio hedges of interest rate risk, which are reported separately.

Financial liabilities are included for measurement purposes in one of the following categories:

- Financial liabilities held for trading (at FVTPL): this category includes financial liabilities incurred for the purpose of generating a profit in the near term from fluctuations in their prices and financial derivatives not designated as hedging instruments.
- Financial liabilities designated at FVTPL: financial liabilities are included in this category when they provide more relevant information, either because this eliminates or significantly reduces recognition or measurement inconsistencies (accounting mismatches) that would otherwise arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases, or because a group of financial liabilities or financial assets and liabilities is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided on that basis to the Group's key management personnel. Liabilities may only be included in this category on the date when they are incurred or originated. This classification is applied to derivatives, financial liabilities held for trading, and other financial liabilities designated as such at initial recognition. The Group has designated the instruments eligible as capital as fair value through profit or loss at its initial recognition. Gains or losses on financial liabilities designated at fair value through profit or loss are presented partially in other comprehensive income (the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability) and partially in profit or loss (the remaining amount of change in the fair value of the liability).
- Financial liabilities at amortized cost: financial liabilities, irrespective of their instrumentation and maturity, not included in any of the above-mentioned categories which arise from the ordinary borrowing activities carried on by financial institutions.

Convertible instruments

Convertible instruments, which corresponded to the Company's senior preferred shares, are separated into the financial liability and equity components based on the terms of the contract. On issuance of the convertible instrument, the fair values of the financial liability components are determined based on their characteristics, using a market rate for an equivalent non-convertible instrument for the contractual obligation to deliver cash and valuation models to the convertible embedded derivative into a variable number of shares. The financial liability due to the obligation to deliver cash is classified as a financial liability measured at amortized cost (net of transaction costs) until it is extinguished on conversion or redemption; and the convertible embedded derivative is measured at fair value and presented as "Derivative financial instruments" in the consolidated statements of financial position. No gain or loss arises from initially recognizing the components of the convertible instrument separately.

On conversion of convertible instruments, the Company derecognizes both the liability and derivative components and recognizes them as equity, without any effect in the statement of profit or loss. The expenses relating to the measurement of the financial liability components are presented as "Results with convertible instruments" in the statement of profit or loss.

Classification of financial liabilities for presentation purposes

Financial liabilities are classified by nature into the following items in the consolidated statements of financial position:

- Derivative financial instruments;
- Instruments eligible as capital;
- Repurchase agreements;
- Deposits;
- Payables to network;
- Borrowings and financing, and securitized borrowings;

Credit loss allowance of financial assets

The Group calculates an expected credit loss ("ECL") for its financial assets. This way, ECLs should account for forecast elements such as undrawn limits and macroeconomic conditions that might affect the Group's receivables.

The Group calculates different provisions for the financial instruments classified into:

- Stage 1 - no significant increase in credit risk ("SICR");
- Stage 2 - significant increase in credit risk subsequent to recognition; and
- Stage 3 - credit impaired.

Based on these concepts, Nu's approach was to calculate ECL through the probability of default ("PD"), exposure at default ("EAD") and loss given default ("LGD") methodology.

20	Nu Holdings Ltd. Consolidated Financial Statements December 31, 2022 and 2021

Definitions of stages

Stage 1 definition - no significant increase in credit risk

All receivables not classified in stages 2 and 3.

Stage 2 definition - significant increase in credit risk subsequent to recognition

The Group utilizes two guidelines for determining stage 2:

(i) absolute criteria: the financial asset is more than 30 (thirty) days in arrears; or

(ii) relative criteria: in addition to the absolute criteria, the Group analyzes monthly the evolution of the risk of each financial instrument, comparing the current behavior score attributed to a given client with the one given in the moment of recognition of the financial asset. The behavior score considers credit behavior variables, such as delinquency in other products and market data about the client.

A cure criteria is adopted for stage 2, considering if the financial asset is no longer meeting the significant increase in credit risk criteria as stated above.

Stage 3 definition - credit impaired

Stage 3 definition follows the definition of default:

(i) The financial asset is more than 90 (ninety) days in arrears; or

(ii) There are indicatives that the financial asset will not be fully paid without a collateral or financial guarantee being triggered.

Indication that an obligation will not be fully paid includes forbearance of financial instruments that implies advantages being granted to the counterparty following deterioration in the credit quality of the counterparty.

The group also assumes a cure criteria for stage 3, taking into account triggers that access the payment capacity of the counterparty such as the percentage of the total debt paid or time threshold meeting the debt current obligations

Lifetime definition

The maximum period over which expected credit losses shall be measured is the maximum contractual period over which the entity is exposed to credit risk. For loan commitments, this is the maximum contractual period over which an entity has a present contractual obligation to extend credit. Thus, for the lending product, the lifetime is straightforward, being equal to the number of months for the remaining loan installments to be defaulted on.

However, the credit card includes both a loan and an undrawn commitment component and does not have a fixed term or repayment structure. Thus, the period over which to measure expected credit losses are based on historical information and experience about the length of time for related default to occur on similar financial instruments following a significant increase in credit risk.

Therefore, a study was conducted for the stage 2 credit cards portfolio tracking over a time period to measure how long it takes for the cumulative default rate to stabilize, understanding this as the moment the entity is not expected to be exposed to credit risk.

Forward-looking - macroeconomic scenarios

The Group calculates the ECL considering the current and future macroeconomic environment. The macroeconomic forecasts are based on market expectations for the main countries the group operates in and include the variables GDP (Growth Domestic Product), inflation, unemployment and basic interest rate. These forecasts are constantly monitored by the Group.

The Group builds models upside and downside scenarios, which are based on the relationships observed historically with changes in credit risk. The scenarios weighting depends on the Group's expectations regarding the likelihood of each scenario to happen. The weighting is reviewed whenever there is a substantial change in the economic environment that causes different macroeconomics outlooks' expectation.

The probability of occurrence and their severity are factored into the estimation of the ECL final number. This methodology allows a timelier response to changes in local or global macroeconomic trends.

Measuring ECL

The final ECL was calculated using the following parameters:

- PD: it is the likelihood that a receivable will reach default in a time window. For stage 1 customers, PDs are calculated for the next 12-month period, while for stage 2, its calculation is done through the lifetime of the instrument. For stage 3, PD is considered to be 100% since the credit has already defaulted.
- EAD: the discounted balance that, in the event of a default, a customer is expected to have. For revolving facilities, it is a function of the customer's current limit (total credit exposure) and the expected limit utilization percentage at the moment of default. The expected limit utilization is driven by different customer behavior. In contrast the EAD of a personal loan product is the expected balance value at default after considering the installments payments behavior.
- LGD: the percentage expected not to be recovered from a defaulted balance. This ratio represents the present value of the expected losses, after all recoveries are accounted for, divided by the defaulted balances.
- Discount rate: it is the average effective interest rate calculated using historical data.

The parameters mentioned above are segmented in homogeneous risk groups, determined by internal scoring models, relying on, among others, customer behavioral information, internal and external, including delinquency and credit utilization.

Governance around ECL

The Group's Credit Risk Team has developed the current ECL method. Monthly results are monitored and discussed in appropriate forums involving credit businesses and finance teams.

The Group assesses the performance of ECL estimations through the following methods:

- Back testing: running the model at prior reference dates allows the Group to evaluate how the model's predictions have paired with actual data.
- Coverage duration: while back testing, the Group analyzes how many months it is covered for losses while provisioning the ECL.

Post-Model Adjustments

Limitations in the Group's provisions model may be identified, and in these circumstances, Management might suggest appropriate adjustments to the Group's provisions by applying post-model adjustments.

Presentation of allowance for ECL in the consolidated statement of financial position

Loss allowances for ECL are presented in the consolidated statement of financial position as a deduction from the gross carrying amount of the assets. Any excess of the loss allowance over the gross amount is presented as a provision in "Other liabilities".

21	Nu Holdings Ltd. Consolidated Financial Statements December 31, 2022 and 2021

Write-off

The Group directly reduces the gross carrying amount of a financial asset when it has no reasonable expectation of recovering it in its entirety or a portion thereof. For unsecured loans, a write-off is made when all internal avenues of collecting the debt have been exhausted, and the debt is handed over to external collection agencies or the Group has no reasonable expectation of recovering further amounts. All balances are written-off, and are subject to enforcement activity. Contact is made with customers with the aim of achieving a realistic and sustainable repayment arrangement.

Recoveries

Recoveries of credit losses are registered as an income, offset against credit losses, and classified in the consolidated statements of profit or loss as "Credit loss allowance expenses".

Modifications of financial assets

The factors used by the Group to determine whether there is a substantial modification of a contract are: evaluation if there is a renegotiation that is not part of the original contractual terms, change to contractual cash flows and significant extensions of the term of the transaction due to the debtor's financial constraint and significant changes to the interest rate, among others.

The major modifications in the Company's financial assets correspond to changes in contractual cash flows when credit card receivables, current or revolving, are modified to receivables in installments or changes in the installments profile in loans to customers. These modifications occur as a result of commercial restructuring activity or due to the credit risk of the borrower, an assessment must be performed to determine whether the terms of the new agreement are substantially different from the terms of the existing agreement. This assessment considers both the change in cash flows arising from the modified terms as well as the change in overall instrument risk profile.

Where terms are substantially different, the existing receivable will be derecognized and a new one will be recognized at fair value, with any difference in valuation recognized immediately within the statement of profit or loss, subject to observability criteria. Where terms are not substantially different, the receivables carrying value will be adjusted to reflect the present value of modified cash flows discounted at the original effective interest rate, with any resulting gain or loss recognized immediately within the statement of profit or loss.

For ECL purposes, any modification that implies a forbearance will be recognized as stage 3. A forbearance implies advantages being granted to the counterparty as a result of deterioration in the credit quality of the counterparty. For this definition, the following are considered advantages (i) any material discounts applied to the current obligation and (ii) changes in prices that do not represent the customer credit risk profile.

Derivative financial instruments

Derivatives are contracts or agreements whose value is derived from one or more underlying indexes or asset values inherent in the contract or agreement, which require little or no initial net investment and are settled at a future date. Transactions are undertaken in interest rate, cross-currency, and other index related swaps and forwards.

Derivatives are held for risk management purposes and are classified as held for trading unless they are designated as being in a hedge accounting relationship. Derivatives are recognized initially at cost (on the date on which a derivative contract is entered into) and are subsequently re-measured at their fair value. Fair values of exchange-traded derivatives are obtained from quoted market prices. Fair values of over-the-counter derivatives are estimated using valuation techniques, including discounted cash flow and option pricing models.

A derivative contract is presented as an asset or as a liability according to its fair value at the reporting date, except where netting is permitted. The method of recognizing fair value gains and losses depends on whether derivatives are held for trading or are designated as hedging instruments and, if the latter, the nature of the risks being hedged. Gains and losses from changes in the fair value of derivatives held for trading are recognized in the consolidated statements of profit or loss and included within "Interest income and gains (losses) on financial instruments".

Hedge accounting

The Group applies hedge accounting to represent the economic effects of its risk management strategies. At the time a financial instrument is designated as a hedge (i.e., at the inception of the hedge), the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), its risk management objective and strategy for undertaking the hedge. The documentation includes the identification of each hedging instrument and the respective hedged item, the nature of the risk being hedged and how the hedging instrument's effectiveness in offsetting the exposure to changes in the hedged item's fair value attributable to the hedged risk is to be assessed. Accordingly, the Group formally assesses, both at the inception of the hedge and on an ongoing basis, whether the hedging derivatives have been and will be highly effective in offsetting changes in the fair value attributable to the hedged risk during the period that the hedge is designated.

A hedge is usually regarded as highly effective if, at inception and throughout its life, the Group can expect, and actual results indicate, that changes in the fair value or cash flow of the hedged items are effectively offset by changes in the fair value or cash flow of the hedging instrument. If, at any point, it is concluded that it is no longer highly effective in achieving its documented objective, hedge accounting is discontinued.

Where derivatives are held for risk management purposes, and when transactions meet the required criteria for documentation and hedge effectiveness, the derivatives may be designated as either: (i) hedges of the change in fair value of recognized assets or liabilities or firm commitments (fair value hedges); (ii) hedges of the variability in highly probable future cash flows attributable to a recognized asset or liability, or a forecast transaction (cash flow hedges); or (iii) a hedge of a net investment in a foreign operation (net investment hedges). The Group applies cash flow hedge accounting in the subsidiary Nu Pagamentos that is exposed to foreign currency risk (dollar and euro) on forecast transactions, as described below.

(i) Cash flow hedge accounting - The effective portion of changes in the fair value of qualifying cash flow hedges are recognized in other comprehensive income or loss in the cash flow hedge reserve. The gain or loss relating to the ineffective portion is recognized immediately in the statement of profit or loss. Amounts accumulated in equity are reclassified to the statement of profit or loss in the periods in which the hedged item affects profit or loss. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized in the statement of profit or loss when the forecast transaction is ultimately recognized in the statement of profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the statement of profit or loss. The Group is exposed to foreign currency risk on forecast transactions, mainly expenses related to the cost of services and administrative expenses.

(ii) Portfolio Hedge - The Group holds portfolios of customers' lending and refinancing of credit cards receivables at fixed interest rates, which creates market risk due to changes of the Brazilian interbank deposits' (CDI) benchmark rate. Thus, to protect the fixed rate risk from CDI variation, the Group entered into future DI contracts to offset the market risk, and applied hedge accounting aiming to eliminate differences between the accounting measurement of its derivatives and hedged items which are adjusted to reflect changes in CDI.

The Group's overall hedging strategy is to reduce fair value changes of a portion of the fixed rate portfolio. As such, in order to reflect the dynamic nature of the hedged portfolio, the strategy is to rebalance the future DI contracts and evaluate the allocated amount by the credit portfolio. Additionally, ineffectiveness could arise from the disparity between expected and actual prepayments (prepayment risk).

In accordance with its hedging strategy, the Group calculates the DV01 (delta value of a basis point) of the exposure and futures to identify the optimal hedging ratio, and monitors in a timely manner the hedge relationship, providing any rebalancing if needed. The need for the purchase or sale of new future DI contracts will be assessed, to counterbalance the hedged item's market value adjustment, aiming to assure hedge effectiveness between 80% and 125%, as determined in the hedge documentation.

22	Nu Holdings Ltd. Consolidated Financial Statements December 31, 2022 and 2021

The effectiveness test for the hedge is done in a prospective and retrospective way. In the prospective test, the Group compares the impact of a 1 basis point parallel shift on the interest rate curve (DV01) on the hedged object and on the hedge instrument market value. For the retrospective test, the market-to-market value change since the inception of the hedged object is compared to the hedge instrument. In both cases, the hedge is considered effective if the correlation is between 80% and 125%.

For designated and qualifying fair value hedges, the cumulative change in the fair value of the hedging derivative and of the hedged item attributable to the hedged risk is recognized in the consolidated statement of profit or loss in "Interest income and gains (losses) on financial instruments - financial assets at fair value". In addition, the cumulative change in the fair value of the hedged item attributable to the hedged risk is recorded as part of the carrying value of the hedged item in the consolidated statement of financial position.

(iii) Hedge of corporate and social security taxes over share-based compensation - The Group's hedge strategy is to cover the future cash disbursement related to highly probable future transactions and accrued liabilities for corporate and social security taxes at Restricted stock units (RSU) vesting or Stock Options (SOP) exercise from the variation of the Company's share price volatility. The derivative financial instruments used to cover the exposure are total return swaps ("TRS") in which one leg is indexed to the Company's stock price and the other leg is indexed to Secured Overnight Financing Rate ("SOFR") plus spread. The stock fixed at the TRS is a weighted average price. The hedge was entered by Nu Holdings and therefore there is no income tax effect.

The Group applies the cash flow hedge for the hedge structure hence the market risk is replaced by an interest rate risk. The effectiveness assessment is performed monthly by (i) assessing the economic relationship between the hedged item and the hedging instrument; (ii) monitoring the credit risk impact in the hedge effectiveness; and (iii) maintaining or updating the hedging ratio. Given the possibility of forfeiture impacting the future cash forecast of the employee benefit plan, the Group under hedges the exposure to reduce the risk of ineffectiveness. The derivative fair value is measured substantially based on the stock price which is also used in the measurement of the provision or payable for corporate and social security taxes, therefore there is no expectation for a mismatch to exist between the hedged item and hedging instrument at maturity other than the SOFR.

Offsetting financial assets and liabilities

Financial asset and liability balances, including derivatives, are offset (i.e., reported in the statements of financial position at their net amount) only if the Group entities have a legally enforceable right to set off the recognized amounts and intend either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The Group has not offset financial assets or liabilities.

b) Fair value

Fair value is defined as the price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. The fair value accounting guidance provides a three-level fair value hierarchy for classifying financial instruments. This hierarchy is based on the markets in which the assets or liabilities trade and whether the inputs to the valuation techniques used to measure fair value are observable or unobservable. The fair value measurement of a financial asset or liability is assigned a level based on the lowest level of any input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are described below:

- **Level 1:** Valuation is based on quoted prices (unadjusted) in active markets for identical assets or liabilities.
- **Level 2:** Valuation is based on observable market-based inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
- **Level 3**: Valuation is generated from techniques that use significant assumptions, not observable in the market. Valuation techniques include pricing models, discounted cash flow methodologies, or similar techniques.

The degree of management judgment involved in determining the fair value of a financial instrument is dependent upon the availability of quoted prices in active markets or observable market parameters. When quoted prices and observable data in active markets are not fully available, management judgment is necessary to estimate fair value.

Valuation techniques include net present value and discounted cash flow models, comparison with similar instruments for which observable market prices exist, Black-Scholes pricing model and other valuation models. Assumptions and inputs used in valuation techniques include risk-free and benchmark interest rates, credit spreads and other inputs used in estimating discount rates. The availability of observable market prices and model inputs reduces the need for management judgment and estimation and also reduces the uncertainty associated with determining fair values.

Changes in market conditions, such as reduced liquidity in the capital markets or changes in secondary market activities, may reduce the availability and reliability of quoted prices or observable data used to determine fair value.

Significant judgment may be required to determine whether certain financial instruments measured at fair value are classified as Level 2 or Level 3. In making this determination, the Group considers all available information that market participants use to measure the fair value of the financial instrument, including observable market data, indications of market liquidity and orderliness, and Group's understanding of the valuation techniques and significant inputs used. Based upon the specific facts and circumstances of each instrument or instrument category, judgments are made regarding the significance of the Level 3 inputs to the instruments' fair value measurement in its entirety. If Level 3 inputs are considered significant, the instrument is classified as Level 3. The process for determining fair value using unobservable inputs is generally more subjective and involves a high degree of management judgment and assumptions.

The Group has in place controls to ensure that the fair value measurements are appropriate and reliable, including review and approval of new transaction types, price verification, and review of valuation judgments, methods, models, process controls, and results.

The financial instruments measured at fair value at the reporting date by the level in the fair value hierarchy are disclosed in note 26.

c) Accounting for acquisitions

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date at fair value, and the amount of any non-controlling interests in the acquiree. For each business combination, the Company elects whether to measure the non-controlling interests in the acquiree at fair value, if any, or at the proportionate share of the acquiree's identifiable net assets. Acquisition-related costs are expensed as incurred and included in administrative expenses.

The Company determines that it has acquired a business when the acquired set of activities and assets include an input and a substantive process that together significantly contribute to the ability to create outputs. The acquired process is considered substantive if it is critical to the ability to continue producing outputs, and the inputs acquired include an organized workforce with the necessary skills, knowledge, or experience to perform that process or it significantly contributes to the ability to continue producing outputs and is considered unique or scarce or cannot be replaced without significant cost, effort, or delay in the ability to continue producing outputs.

When the Company acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances, and pertinent conditions as at the acquisition date.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Contingent consideration classified as equity is not re-measured and its subsequent settlement is accounted for within equity.

23	Nu Holdings Ltd. Consolidated Financial Statements December 31, 2022 and 2021

d) Revenue recognition

Interest income and gains (losses) on financial instruments

Interest income on loans, credit card operations (revolving and interest-bearing installment transactions) and short-term investments are calculated using the effective interest method, which allocates interest, and direct and incremental fees and costs over the expected lives of the assets. For the revolving balances, the interest is calculated from the due date of the credit card bill that was not fully paid. Gains (losses) on financial instruments comprises the changes in fair value recognized in the statement of profit or loss.

Fee and commission income

Fee and commission income are shown net of federal revenue taxes. The underlying principle applied in revenue recognition is to recognize revenue as the Group transfers goods or services to customers at an amount that the Group expects to be entitled to in exchange for those goods or services.

i) Interchange fees

Interchange fees represent revenues to authorize and provide settlement on credit and debit card transactions processed through the Mastercard networks and are determined as a percentage of the total payment processed. Interchange fees, net of Rewards revenues, are recognized and measured upon recognition of the transaction with the interchange networks, when performance obligation is considered satisfied. The interchange rates agreed with Mastercard are fixed and are dependent on the segment of each merchant. Amount due from Mastercard related to the interchange income is withheld from the amount to be paid to Mastercard.

ii) Rewards revenues

Reward revenue comprises revenues related to the Nu's Rewards subscription fee and the related interchange fee, initially apportioned in accordance with the relative stand-alone selling prices of the performance obligation assumed, as described below in item "Deferred income". It is recorded in the income statement when the performance obligation is satisfied, which is when the reward points are redeemed by the customers.

iii) Recharge fees

Recharge fees are recognized at the date the customers acquire the right to the telecom services and comprises the selling price of telecom prepaid cards to customers, net of its acquisition costs.

e) Expense recognition

Expenses are recorded in the statement of profit or loss under the accrual method, regardless of receipt or payment.

f) Cash and cash equivalents

Cash and cash equivalents include (i) bank deposits in local institutions and abroad and highly liquid short-term investments with original maturities up to 90 days, convertible into a known amount of cash, subject to insignificant risk of change in value and used for cash management of short-term commitments and not for investment and financing purposes; and (ii) balances with central banks which are part of the Group's liquidity management activities.

g) Credit card receivables

Credit card receivables are reported at their amortized cost, net of the credit card ECL allowance.

Chargebacks refer to the amounts disputed by clients generally due to fraud transactions on the Mastercard network process. Losses are recorded based on the estimated amount expected to be reduced from the Group's client's receivables when the event impacting the client occurred on activities that the Company is responsible for on the referred network.

h) Loans to customers

Loans to customers are related to Nu's lending products. The personal loans can be paid in 1 to 48 installments, depending on the conditions agreed on Nu's app. Loans are reported at their amortized cost, which is the outstanding principal balance, adjusted for any unearned income, unamortized deferred fees and costs, unamortized premiums and discounts, and charge-offs. Loans are reported net of the estimated uncollectible amount (loan ECL allowance).

i) Leasing

The Group as a lessee

For any new contracts entered on or after January 1, 2019, the Group considers whether a contract is, or contains a lease. A lease is defined as "a contract, or part of a contract, which conveys the right to use an asset (the underlying asset) for a period of time in exchange for consideration". To apply this definition, the Group assesses whether the contract meets three criteria, which are whether:

- the contract contains an identified asset, which is either explicitly identified in the contract or implicitly specified by being identified at the time the asset is made available to the Group;
- the Group has the right to obtain all of the economic benefits from use of the identified asset throughout the period of use substantially, considering its rights within the defined scope of the contract; and
- the Group has the right to direct the use of the identified asset throughout the period of use. The Group assesses whether it has the right to direct 'how and for what purpose' the asset is used throughout the period of use.

Measurement and recognition of leases as a lessee

At the lease commencement date, the Group recognizes a right-of-use asset and a lease liability on the balance sheet. The right-of-use asset is measured at cost, which is made up of the initial measurement of the lease liability, any initial direct costs incurred by the Group, an estimate of any costs to dismantle and remove the asset at the end of the lease, and any lease payments made in advance of the lease commencement date (net of any incentives received).

The Group depreciates the right-of-use assets on a straight-line basis from the lease commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The Group also assesses the right-of-use asset for impairment when such indicators exist.

At the commencement date, the Group measures the lease liability at the present value of the lease payments unpaid at that date, discounted using the interest rate implicit in the lease if that rate is readily available or the Group's incremental borrowing rate.

Lease payments included in the measurement of the lease liability are made up of fixed payments (including in substance fixed), variable payments based on an index or rate, amounts expected to be payable under a residual value guarantee, and payments arising from options reasonably certain to be exercised.

Subsequent to initial measurement, the liability will be reduced for payments made and increased for interest. It is re-measured to reflect any reassessment or modification, or if there are changes on in-substance fixed payments.

When the lease liability is re-measured, the corresponding adjustment is reflected in the right-of-use asset, or profit and loss if the right-of-use asset is already reduced to zero.

The Group has elected to account for short-term leases and leases of low-value assets using the practical expedients. Instead of recognizing a right-of-use asset and lease liability, the payments in relation to these are recognized as an expense in profit or loss on a straight-line basis over the lease term.

24	Nu Holdings Ltd. Consolidated Financial Statements December 31, 2022 and 2021

j) Property, plant and equipment and intangible assets

Property, plant, and equipment are measured at historical cost less accumulated depreciation. Cost includes expenditures that are directly attributable to the acquisition of the asset and are depreciated from the date they are available for use. Depreciation is calculated to amortize the cost of items of fixed assets less their estimated residual values using the linear method based on the useful economic life of the items and is reviewed annually and adjusted prospectively if appropriate.

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Intangible assets, including software and other assets, are recognized if they arise from contractual or other legal rights or if they are capable of being separated or divided from the Group and sold, transferred, licensed, rented, or exchanged. Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives and are evaluated for impairment whenever events or changes in circumstances indicate the carrying amount of the assets.

Directly attributable expenditures related to internally generated intangible assets, mainly software systems, are capitalized from the date on which the entity is able to demonstrate, among others, its technical feasibility, intention to complete, ability to use and can demonstrate probable future economic benefits.

Expenditures for improvements in third-party real estate are amortized over the term of the property lease.

The useful life of fixed and intangible assets items are as follows:

Furniture and other office equipment	10 years
Computer equipment	5 years
Software	5 years

Intangible assets arising from business combinations have specific useful lives, determined during purchase price allocation procedures.

k) Goodwill

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for any non-controlling interests and any previous interest held over the net identifiable assets acquired and liabilities assumed. If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Company re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in profit or loss.

Goodwill is not amortized but is tested for impairment annually or more frequently if adverse circumstances indicate that it is more likely than not that the carrying amount exceeds its fair value. These indicators could include a sustained, significant decline in the Company's stock price, a decline in expected future cash flows, significant disposition activity, a significant adverse change in the economic or business environment, and the testing for recoverability of a significant asset group, among others.

l) Impairment of non-financial assets

At each reporting date, or more frequently when events or changes in circumstances dictate, property, plant and equipment and intangible assets with a defined useful life are assessed for indicators of impairment. If indications are present, these assets are subject to an impairment review.

The carrying values of property, plant and equipment, goodwill and other intangible assets are written down by the amount of any impairment and the loss is recognized in the statement of profit or loss in the period in which it occurs. A previously recognized impairment loss relating to property, plant and equipment may be reversed in part or in full when a change in circumstances leads to a change in the estimates used to determine the property, plant, and equipment recoverable amount. The carrying amount of the property, plant and equipment will only be increased up to the amount that would have been had the original impairment not been recognized.

m) Other assets

Other assets include the amount of assets not recorded in other items, including prepaid expenses and deferred expenses. Deferred expenses are mostly related to certain issuance costs incurred on the credit and debit card operations, as embossing and shipping costs, among others. Card issuance costs are amortized over the card's expected life, adjusted for any cancellations.

n) Deposits

Corresponds to

amounts deposited by customers mainly in:

(i) "NuConta";

(ii) Bank Receipt of Deposits ("RDB") and Linked Bank Receipt of Deposits ("RDB-V");

(iii) Time deposits; and

(iv) Other deposits.

For those deposits, the interest expense is recognized using the effective interest rate method.

o) Payables to network

Payables to networks correspond to financial liabilities recognized at amortized cost to be paid through clearing houses to the credit card brand Mastercard and to other clearing houses that are also part of the credit card network.

p) Borrowings and financing

Correspond to borrowings obtained with third parties that are initially recognized at cost and subsequently at amortized cost using the effective interest rate.

q) Deferred income

Primarily comprises revenues related to the Rewards which is initially apportioned, from the interchange and reward fees charged to customers, in accordance with the relative stand-alone selling prices of the performance obligation assumed. The revenues apportioned are recorded as deferred income until it is recorded in the income statement when the performance obligation is satisfied. Deferred income also contains amounts related to the rewards fees which are paid annually by customers until they are earned by the Company and are included on the Rewards revenue apportion calculation.

The Group evaluates the deferred income amount and the assumptions based on developments in redemption patterns, changes to the terms and conditions of the rewards program and other factors.

r) Provisions and contingent assets and liabilities

Provisions are accounted to cover present obligations at the reporting date arising from past events which could give rise to a loss for the Group, which is considered probable to occur and certain as to its nature but uncertain as to its amount and/or timing.

25	Nu Holdings Ltd. Consolidated Financial Statements December 31, 2022 and 2021

Contingent liabilities are possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events not wholly within the control of the Group. Contingent liabilities also include possible obligations of the Company and its subsidiaries for which it is not probable that an outflow of resources embodying economic benefits will be required to settle them and, therefore, the Group does not recognize a liability. Instead, the Group disclose in the financial statements the contingent liability, unless the possibility of an outflow of resources embodying economic benefits is remote.

Contingent assets are possible assets that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events not wholly within the control of the Group. Contingent assets are not recognized in the consolidated statement of financial position or in the consolidated statement of profit or loss, but rather are disclosed in the notes, provided that it is probable that these assets will give rise to an increase in resources embodying economic benefits.

These consolidated financial statements include all the material provisions with respect to which it is considered that it is probable to occur and to be settled. Provisions are quantified on the basis of the best information available on the consequences of the event giving rise to them and are reviewed and adjusted at each reporting period and are fully or partially reversed when such obligations cease to exist or are reduced.

s) Provision for lawsuits and administrative proceedings

The Company and its subsidiaries are subject to certain court and administrative proceedings arising from the ordinary course of their operations. Those proceedings are classified according to their likelihood of loss as:

- **Probable:** liabilities are recognized on the consolidated statements of financial position as "provision for lawsuits and administrative proceedings";
- **Possible:** disclosed in the financial statements, but for which no provision is recognized; and
- **Remote:** require neither provision nor disclosure on the financial statements.

The amount of court escrow deposits is adjusted in accordance with current legislation.

t) Other liabilities

Other liabilities include the balances of any other liabilities not included in other categories.

u) Share premium reserve

Share premium is the difference between the fair value of the consideration receivable for the issue of shares and the nominal value of the shares. The share premium account can only be used for limited purposes.

v) Share-based payments

The Group maintains a long-term incentive plan, structured through grants of stock options ("SOPs"), restricted stock units ("RSUs") and awards linked to market conditions ("Awards"). The objective is to provide to the Group's employees the opportunity to become shareholders of the Company, creating greater alignment of the interests of key employees with those of shareholders and allowing the Group to attract and retain key employees. These share-based payments are classified as equity-settled share-based payment transactions.

Share-based payments expenses are recorded based on the fair value at the grant date. Following the IPO, the fair value is determined based on the publicly traded share price, and before that date, it was estimated using different valuation models. Significant judgment is required when determining the inputs into the fair value model. The fair values of SOPs, RSUs and Awards granted are recognized as an expense over the period in which they vest for SOP and RSUs or expected to vest for Awards. The vesting requirements are basically related to the passage of time for SOPs and RSUs and market conditions and passage of time for Awards. The Group recognizes the expenses considering the individual vesting tranches of the SOPs and RSUs.

The Group revises its estimate of the number of SOPs and RSUs that will vest based on the historical experience at each reporting period. The Group recognizes the impact of the revision to original estimates, if any, in the statement of profit or loss and the accumulated loss reserve in equity. The Awards' expected vesting period is not subsequently revised, and the expenses are recorded irrespective of whether that market condition is satisfied.

w) Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are incurred as an expense as the corresponding service is provided. The liability is recognized for the amount expected to be paid for the short-term if there is a present legal or constructive obligation to pay and if the amount can be estimated reliably.

x) Income taxes, including deferred taxes

Income tax payable on profits, based on the applicable tax law in each jurisdiction, is recognized as an expense in the period in which profits arise. The tax expense represents the sum of the income tax currently payable and deferred income tax.

Nu Holdings is incorporated in the Cayman Islands which does not impose corporate income taxes or tax capital gains. In Brazil, the country in which the Group's most significant subsidiaries operate, income tax is comprised of IRPJ (income tax for companies) and CSLL (social contribution on profits), with rates as shown below.

Tax	Rate (2022)	Rate (2021)
Income tax - IRPJ	15% plus a surcharge of 10% on taxable income exceeding R$240 thousand per year	15% plus a surcharge of 10% on taxable income exceeding R$240 thousand per year
Social contribution - CSLL	15% until July/2022 and 16% between August and December/2022	15%

Taxable profit differs from net profit as reported in the statement of profit or loss because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Current tax liability for the current or prior period is measured at the amount expected to be paid to the tax authorities. The Group considers whether it is probable that a taxation authority will accept an uncertain tax treatment. If the Group considers probable that the taxation authority will accept an uncertain tax treatment, the Group determines the taxable profit (tax loss), tax bases, unused tax losses, unused tax credits or tax rates consistently with the tax treatment used or planned to be used in its income tax filings. When the Group concludes that it is not probable that the taxation authority will accept an uncertain tax treatment, the effect of uncertainty is reflected in determining the related taxable profit (tax loss), tax bases, unused tax losses, unused tax credits or tax rates using either of the following methods:

- the most likely amount - the single most likely amount in a range of possible outcomes or
- the expected value - the sum of the probability-weighted amounts in a range of possible outcomes.

Deferred income tax is the tax expected to be payable or recoverable on income tax losses available to carry forward and on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. It is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all temporary taxable differences, and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which the assets may be utilized as they reverse.

26	Nu Holdings Ltd. Consolidated Financial Statements December 31, 2022 and 2021

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled, or the asset is realized based on rates enacted or substantively enacted at the balance sheet date. Deferred tax is charged or credited in the statement of profit or loss, except when it relates to items recognized in other comprehensive income or directly in equity, in which case the deferred tax is also recognized in other comprehensive income or directly in equity.

The Group reviews the carrying amount of deferred tax assets at each balance sheet date and reduces it to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax relating to fair value re-measurements of financial instruments accounted for at FVTOCI and cash flow hedging instruments is charged or credited directly to other comprehensive income and is subsequently recognized in the statement of profit or loss when the deferred fair value gain or loss is recognized in the statement of profit or loss.

Deferred and current tax assets and liabilities are only offset when they arise in the same tax reporting group and where there is both the legal right and the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

y) Earnings per share

Basic earnings per share is calculated by dividing the profit attributable to owners of the Company by the weighted average number of ordinary shares outstanding during the year, excluding treasury shares.

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares, and the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

z) Crypto currency

The Company accounts for investment in crypto currency as intangible assets based on the cost of acquisition, adjusted for impairment. The cost of the crypto assets includes the purchase price and related transaction costs.

5. SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

Use of estimates and judgments

The preparation of financial statements requires judgments, estimates, and assumptions from management that affect the application of accounting policies, and reported amounts of assets, liabilities, revenues, and expenses. Actual results may differ from these estimates, and estimates and assumptions are reviewed on a periodic basis. Revisions to the estimates are recognized prospectively.

a) Credit losses on financial instruments

The Group recognizes a loss allowance for expected credit losses on credit cards and loans receivables that represents management's best estimate of allowance as of each reporting date.

Management performs an analysis of the credit card and loan amounts to determine if credit losses have occurred and to assess the adequacy of the allowance based on historical and current trends as well as other factors affecting credit losses.

Key areas of judgment

The critical judgments made by management in applying the expected credit losses (ECL) allowance methodology are:

a) Definition of default;

b) Forward-looking information used for the projection of macroeconomic scenarios;

c) Probability weights of future scenarios;

d) Definition of significant increase in credit risk and lifetime; and

e) Look-back period, used for parameters estimation (probability of default - PD, exposure at default - EAD and loss given default - LGD).

Sensitivity analysis

On December 31, 2022, the probability weighted ECL allowance totaled US$1,350,891 of which US$1,050,668 related to credit card operations and US$300,223 to loans. The ECL allowance is sensitive to the methodology, assumptions and estimations underlying its calculation. One key assumption is the probability weighting of the macroeconomic scenarios between upside, base and downside as the book value is the weighted average of these scenarios. The table below illustrates the ECL that would have arisen if management had applied a 100% weighting to each macroeconomic scenario.

	Weighted	Upside	Base case	Downside
Credit card and lending ECL	1,350,891	1,262,010	1,332,708	1,458,974

b) Recovery estimate - lending portfolio

On June 30, 2022, as a result of the growth in the lending portfolio and its historical data, the Company reviewed the reasonable expectation of recovery for those receivables and concluded that partial write-off of the lending portfolio in arrears for 120 days was more appropriate compared to the previous estimate of 360 days, which took into account our experience with credit card receivables. Therefore, to prevent the build-up of the gross loans, Nu applied an immediate partial write-off for loans for the amounts for which there is no reasonable expectation of recovery, as allowed under the International Financial Reporting Standards, with a portion of the loan being written off immediately. Following the partial write-off, the remaining balance is recognized in gross loans until the point at which there is no reasonable expectation of recovery. There is no effect in the statement of profit or loss due to the change in estimate, and the effect in the gross exposure and loss allowance balances for loans to customers are shown in item d) Credit loss allowance - changes of the note 14.

c) Share-based payments

The Group measures the costs of transactions with employees eligible to share-based remuneration based on the fair value of the ordinary share on the grant date. Following the IPO, the fair value is determined based on the publicly traded share price. Prior to the IPO, estimating the fair value of share-based payment transactions required determining the most appropriate valuation model to the ordinary share, options and other awards issued linked to the ordinary shares, which depended on the terms and conditions of each grant. The valuation of the ordinary shares considered one or a combination of a discounted cash flow model ("CFM") and a reverse option pricing model ("OPM") and was based substantially on the previous preferred share price transactions. The estimate of the share-based payment cost also requires determining other significant inputs to the models to value the SOPs, RSUs and Awards, including the expected term, volatility and dividend yield for the Black-Scholes model applied to the SOPs, achievement of the market conditions to the Awards, and discount rates.

Key areas of judgment

Before the IPO date, the fair values of the SOPs, RSUs and Awards took into account, among other things, contract terms and observable market data, which included a number of factors and judgments from management, as disclosed in note 10. In exercising this judgment, a variety of tools were used including proxy observable

27	Nu Holdings Ltd. Consolidated Financial Statements December 31, 2022 and 2021

data, historical data, and extrapolation techniques. Extrapolation techniques consider behavioral characteristics of equity markets that had been observed over time, and for which there was a strong case to support an expectation of a continuing trend in the future. Estimates were calibrated to observable market prices when they become available.

The Group believes its valuation methods are appropriate and consistent with other market participants. Nevertheless, the use of different valuation methods or assumptions, including imprecision in estimating unobservable market inputs, to determine the fair value of the SOPs, RSUs and Awards could result in different estimates of fair value.

d) Goodwill impairment analysis

For the purposes of impairment testing, the investment activities were the cash-generating unit ("CGU") in which Nu Invest's, Olivia's and Spin Pay's goodwill was allocated. Impairment tests were performed on October 31, 2022; and no adjustment to the recoverable amount for the goodwill was recorded on the financial statements because the recoverable amounts of this CGU were determined to be higher than its carrying amount.

The recoverable amounts for the CGU have been calculated based on their value in use, determined by discounting the future cash flows expected to be generated from the continuing use of the CGUs' assets and their ultimate disposal.

Key areas of judgment

The values assigned to the key assumptions represent management's assessment of future trends in the relevant sector and have been based on historical data from both external and internal sources.

The discount rate used was the cost of equity for business in Brazil where the activities from the acquired entities are concentrated. Cash flow projections for five years for Olivia and Spin and for ten years for the Investment CGU (includes Nu Invest, Nu Corretora de Seguros and Nu Asset) were included in the discounted cash flow model. A long-term growth rate was used to extrapolate the cash flows beyond these periods. The growth rate into perpetuity has been determined as the currently expected long term inflation rate for Brazil.

Revenue growth was projected considering the average growth levels experienced over the past five years and the estimated growth for the next five years. Budgeted profit before taxes, depreciation and amortization was based on expectations of future outcomes considering past experience, adjusted for the anticipated revenue growth. These key assumptions may change as economic and market conditions change.

The estimated recoverable amount of all CGUs exceeded their carrying amount on October 31, 2022. The carrying amount and main assumptions used in determining the recoverable amounts are:

CGU	Carrying amount (US$ million)	Goodwill at December 31, 2022 (US$ million)	Discount rate (%)	Growth rate (%)
Investment (i)	423.5	381.1	14.5	3.4

(i) Includes Nu Invest, Nu Corretora de Seguros and Nu Asset.

e) Provision for lawsuits and administrative proceedings

The Group and its subsidiaries are parties to lawsuits and administrative proceedings. Provisions are recognized for all cases representing reasonably estimated probable losses. The assessment of the likelihood of loss considers available evidence, the hierarchy of laws, former court decisions, and their legal significance, as well as the legal counsel's opinion.

The provision mainly represents management's best estimate of the Group's future liability in respect of civil and labor complaints. Significant judgment by management is required in determining appropriate assumptions, which include the level of complaints expected to be received, of those, the number that will be upheld, and redressed (reflecting legal and regulatory responsibilities, including the determination of liability and the effect of the time bar). The complexity of such matters often requires the input of specialist professional advice in making assessments to produce estimates.

The amount that is recognized as a provision can also be susceptible to the assumptions made in calculating it. This gives rise to a broad range of potential outcomes that require judgment in determining an appropriate provision level. The Group believes its valuation methods of contingent liabilities are appropriate and consistent through the periods. Management believes that, due to the current quantity of claims and the total amount involved, if different assumptions were used no material impact on the provision would occur.

f) Fair value of financial instruments

The fair value of financial instruments, that can include derivatives that are not traded in active markets and convertible embedded derivatives, is calculated by the Group by using valuation techniques based on assumptions that consider market information and conditions.

The degree of management judgment involved in determining the fair value of a financial instrument is dependent upon the availability of quoted prices in active markets or observable market parameters. When quoted prices and observable data in active markets are not fully available, management judgment is necessary to estimate fair value.

Changes in market conditions, such as reduced liquidity in the capital markets or changes in secondary market activities, may reduce the availability and reliability of quoted prices or observable data used to determine fair value. Management's significant judgment may be required to determine whether certain financial instruments measured at fair value are classified as Level 2 or Level 3. For this determination, the Group considers all available information that market participants use to measure the fair value of the financial instrument, including observable market data, indications of market liquidity and orderliness, and the understanding of the valuation techniques and significant inputs used.

Based upon the specific facts and circumstances of each instrument or instrument category, judgments are made regarding the significance of the Level 3 inputs to the instruments' fair value measurement in its entirety. If Level 3 inputs are considered significant, the instrument is classified as Level 3. The process for determining fair value using unobservable inputs is generally more subjective and involves a high degree of management judgment and assumptions.

More information about the significant unobservable inputs and other information are disclosed in note 26.

28	Nu Holdings Ltd. Consolidated Financial Statements December 31, 2022 and 2021

6. INCOME AND RELATED EXPENSES

a) Interest income and gains (losses) on financial instruments

	2022	2021
Interest income - credit card	1,014,875	357,831
Interest income - lending	932,196	292,701
Interest income - other assets at amortized cost	388,736	66,202
Interest income - other receivables	161,004	17,236
Interest income and gains (losses) on financial instruments at fair value	1,058,402	312,776
Financial assets at fair value	*1,087,619*	*309,196*
Other	*(29,217)*	*3,580*
Total interest income and gains (losses) on financial instruments	**3,555,213**	**1,046,746**

The interest income presented above from credit card, lending, other assets at amortized cost and other receivables represents interest revenue calculated using the effective interest method. Financial assets at fair value comprises interest and the fair value changes on financial assets at fair value.

b) Fee and commission income

	2022	2021
Interchange fees	917,373	471,505
Recharge fees	77,469	48,378
Rewards revenue	22,438	26,857
Late fees	104,499	49,951
Other fee and commission income	115,239	65,766
Customer Program ("NuSócios") (note 1b)	–	(11,180)
Total fee and commission income	**1,237,018**	**651,277**

Fee and commission income are presented by fee types that reflect the nature of the services offered by the Group. Recharge fees comprise the selling price of telecom prepaid credits to customers, net of acquisition costs.

On September 26, 2022, the Brazilian Central Bank ("BACEN") issued Resolution No 246 ("Resolution 246"), which established that the maximum limit for the interchange fee levied on all prepaid card transactions in Brazil will be 0.70%. The new rules will become effective on April 1, 2023.

c) Interest and other financial expenses

	2022	2021
Interest expense on deposits	1,407,898	317,420
Other interest and similar expenses	140,005	49,924
Interest and other financial expenses	**1,547,903**	**367,344**

d) Transactional expenses

	2022	2021
Bank slip costs	33,963	36,149
Rewards expenses	42,422	36,885
Credit and debit card network costs	54,987	22,705
Other transactional expenses	45,055	21,380
Total transactional expenses	**176,427**	**117,119**

Transactional expenses comprise all the costs that are directly attributable to the payment network cycle. Payment network cycle costs include amounts related to data processing, payment scheme license fees, losses from chargeback relating to the credit and debit card transactions, costs relating to rewards program to fulfill the use of the points by customers, and other costs related to the connection to the payment.

Credit and debit card network costs are related to the payment programs license, which is a variable fee paid to Mastercard and other card programs to enable communications between network participants, access to specific reports, expenses related to projects involving the development of new functions, operational fixed fees, fees related to chargeback restatements and royalties.

7. CREDIT LOSS ALLOWANCE EXPENSES

	2022	2021
Net increase of loss allowance (note 13)	939,079	311,601
Recovery	(31,491)	(22,494)
Credit card receivables	**907,588**	**289,107**
Net increase of loss allowance (note 14)	501,843	192,078
Recovery	(4,520)	(542)
Loans to customers	**497,323**	**191,536**
Total	1,404,911	480,643

29	Nu Holdings Ltd. Consolidated Financial Statements December 31, 2022 and 2021

8. OPERATING EXPENSES

	2022				
	Customer support and operations	General and administrative expenses	Marketing expenses	Other income (expenses)	Total
Infrastructure and data processing costs	132,163	144,341	–	–	276,504
Credit analysis and collection costs	54,239	39,773	–	–	94,012
Customer services	74,438	9,559	–	–	83,997
Salaries and associated benefits	48,661	275,117	15,430	–	339,208
Credit and debit card issuance costs	13,174	43,689	–	–	56,863
Share-based compensation (note 10a)	–	286,450	–	–	286,450
Specialized services expenses	–	39,842	–	–	39,842
Other personnel costs	8,553	41,494	1,425	–	51,472
Depreciation and amortization	3,965	31,616	–	–	35,581
Marketing expenses	–	–	136,142	–	136,142
Others (i)	170	65,813	–	150,264	216,247
Subtotal	**335,363**	**977,694**	**152,997**	**150,264**	**1,616,318**
Share-based compensation - contingent share award termination (note 10b) (ii)	–	355,573	–	–	355,573
Total	**335,363**	**1,333,267**	**152,997**	**150,264**	**1,971,891**

	2021				
	Customer support and operations	General and administrative expenses	Marketing expenses	Other income (expenses)	Total
Infrastructure and data processing costs	70,928	63,833	–	–	134,761
Credit analysis and collection costs	34,026	25,843	–	–	59,869
Customer services	48,122	6,923	–	–	55,045
Salaries and associated benefits	19,898	185,715	7,522	–	213,135
Credit and debit card issuance costs	13,711	25,445	–	–	39,156
Share-based compensation (note 10a)	–	225,445	–	–	225,445
Specialized services expenses	–	29,200	–	–	29,200
Other personnel costs	2,253	18,452	277	–	20,982
Depreciation and amortization	1,217	16,122	–	–	17,339
Marketing expenses	–	–	71,775	–	71,775
Others (i)	354	31,923	–	4,097	36,374
Total	**190,509**	**628,901**	**79,574**	**4,097**	**903,081**

(i) "Others" mainly includes federal taxes on financial income, taxes related to transfer pricing and exchange rate variation.

(ii) The termination of the 2021 Contingent Share Award resulted in a one-time, non-cash recognition of expenses in the total amount of US$355,573 in the 2022 fourth-quarter results of the Company.

Infrastructure and data processing costs include technology, non-capitalized software costs, and other related costs, primarily related to the cloud infrastructure used by the Group and other software used in the service of the customers. These costs associated exclusively with customer's transactions are presented as "Customer support and operations" and the remaining costs as "General and Administrative expenses". The software costs related to developing new modules are recognized as intangible assets.

Credit analysis and collection costs include fees paid to the credit bureaus and costs related to collection agencies. The credit analysis costs associated with the initial credit analysis of an applicant is presented as "General and administrative expenses" and the remaining is presented as "Customer support and operations".

Customer services primarily include costs with customer services provided by service providers. These costs exclusively related to acquisition of new clients are presented as "General and administrative expenses" and all others are presented as "Customer support and operations".

Salaries and associated benefit expenses for customer services employees not associated with the acquisition of new clients is presented as "Customer support and operations" and salaries and associated benefit expenses for marketing employees is presented as "Marketing expenses". All activities from other employees and the activities related to acquisition of new clients performed by customer service employees is presented as "General and administrative expenses".

Credit and debit card issuance costs include printing, packing, shipping costs and other costs. Costs related to the first issued card to a customer are initially recorded as a "Deferred expenses" asset included in "Other assets" and then amortized. The amortization related to the first card of the customer is presented as "General and administrative expenses" and the remaining costs, including the ones related to subsequent cards, are presented as "Customer support and operations".

9. LOSS PER SHARE

	2022	2021
Loss attributable to shareholders of the parent company	**(364,578)**	**(164,993)**
Weighted average outstanding shares - ordinary shares - basic (thousands)	**4,676,941**	**1,602,126**
Adjustment for the basic earnings per shares:		
Deferred M&A shares that will be issued based on the passage of time only	36	–
Total weighted average of ordinary outstanding shares for basic and diluted EPS (in thousands of shares)	**4,676,977**	**1,602,126**
Loss per share - basic and diluted (US$)	(0.0780)	(0.1030)
Antidilutive instruments not considered in the weighted number of shares (in thousands of shares)	184,362	334,436

30	Nu Holdings Ltd. Consolidated Financial Statements December 31, 2022 and 2021

The Company has instruments that will become common shares upon exercise, acquisition, conversion (SOPs, RSUs, and Awards described in note 10), or satisfaction of specific business combinations conditions (described in note 1). These instruments were not included in the weighted number of shares for diluted earnings per share because they would be antidilutive. The anti-dilutive instruments not considered in the weighted number of shares, for the periods presenting negative results, correspond to the total number of shares that could be converted into ordinary shares. The number of shares for all periods presented was adjusted to reflect the 6 to 1 share split approved on August 30, 2021 (note 28).

10. SHARE-BASED PAYMENTS

a) Share settled awards

The Group's employee incentives include share settled awards in the form of stock, offering them the opportunity to purchase ordinary shares by exercising options (Stock Options - "SOPs"), receiving ordinary shares (Restricted Stock Units - "RSUs") upon vesting, and receiving shares upon the achievement of market conditions and passage of time ("Awards").

The cost of the employee services received with respect to the SOPs and RSUs granted is recognized in the statement of profit or loss over the period that the employee provides services and according to the vesting conditions. The Group has also issued Awards in 2020 and 2021 that grant shares upon the achievement of market conditions related to the valuation of the Company, and also the passage of time for the Awards issued in 2021. RSUs incentive was implemented in 2020 and is the main incentive since then.

At the end of 2016, the subsidiary Nu Pagamentos transferred its SOP plan to its indirect parent company, Nu Holdings, which became the issuer of the SOPs to all its subsidiaries under the program. The strike price of the options was determined in R$ until the transfer of the plan to Nu Holdings and thereafter in US$, accompanying the functional currency of the issuer. The plan was initially approved by the Board of Directors of Nu Pagamentos in July 2013. On January 30, 2020, Nu Holdings approved its Omnibus Incentive Plan which included the issuance of RSUs.

SOPs and RSUs are issued as part of the performance cycle and as a signing bonus. Over time, SOPs and RSUs have been issued with different vesting periods. Once vested, the options can be exercised up to 10 years after the grant date.

The overall cost of the grants is calculated using the number of SOPs and RSUs expected to vest and their fair values at the date of the grant. The number of SOPs and RSUs expected to vest considers the likelihood that service conditions included in the terms of the awards will be met and it is based on historical forfeiture. Failure to meet the vesting condition is treated as a forfeiture, resulting in a true-up for the costs and no further recognition of the expense.

The fair value of SOPs granted is determined based on a Black-Scholes option-pricing model. The Black-Scholes option-pricing model considers the exercise price of the option, the share price at the grant date, the expected term, the risk-free interest rate, the expected volatility of the share, and other relevant factors. The expected term of the SOPs is calculated based on the mid-point between the weighted-average time to vesting and the contractual maturity because the Group does not have significant historical post-vesting activity. The expected terms for SOPs with vesting periods of 4 and 5 years are 6.25 and 6.50 years, respectively.

The terms and conditions of the RSUs plans require the Group to withhold shares from the settlement to its employees to settle the employee's tax obligation. Accordingly, the Group settles the transaction on a net basis by withholding the number of shares with a fair value equal to the monetary value of the employee's tax obligation and issues the remaining shares to the employee on the vesting date. The employee's tax obligation associated with the RSUs is calculated substantially based on the expected employee's personal tax rate and the fair value of the shares on the vesting date. In addition, for the countries where the Group is required to pay taxes and social security taxes, the Group recognizes expenses related to corporate and social security taxes on the applicable awards, calculated mainly by applying the taxes rates to the fair value of the ordinary shares at the reporting dates, and presents them as "Share-based compensation" within "General and administrative expenses" in the consolidated statements of profit or loss.

The fair value of the Awards was determined using a Monte Carlo simulation model. The Monte Carlo model considers the expected time until the market condition is satisfied, the share price at the grant date, the risk-free interest rate, the expected volatility of the share, and other relevant factors. The vesting period reflects the estimate of the length to when the Company reaches the valuation determined by the market condition and will not be subsequently revised. The expenses will be recorded during the vesting period irrespective of whether that market condition is satisfied.

The expected life of the SOPs was calculated as described above and is not necessarily indicative of exercise patterns that may occur. The expected volatility was calculated, up to 2018, based on hypothetical peer-leveraged volatility based on available data reflecting small-cap Brazilian companies through the iShares MSCI Brazil Small-Cap ETF ("EWZS") due to available peers having short trading histories, and after 2019, on a leverage-adjusted peer-based volatility. The volatility reflects the assumption that the historical volatility over a period similar to the life of the stock options or to the Award over the expected time until the market condition is satisfied is indicative of future trends, which may not necessarily be the actual outcome.

Before the IPO date, the share price used as an input to the Black-Scholes and Monte Carlo models and for the RSUs was calculated using one or a combination of a discounted cash flow model ("CFM") and an option pricing model ("OPM") based substantially on the previous preferred share price transactions. The dividend was determined to be zero because the Company does not expect to pay it in the foreseeable future, and the holders of SOPs, RSUs and Awards do not have rights to dividends. The Company applied a discount for the lack of marketability, calculated based on a Finnerty Model, to the results of the models to reflect the lack of publicly or active market for selling the shares. After the IPO date, the fair value of RSUs granted is determined based on the publicly traded price.

There were no changes to the terms and conditions of the SOPs and RSUs after the grant date.

The changes in the number of SOPs and RSUs are as follows. WAEP is the weighted average exercise price and WAGDFV is the weighted average fair value at the grant date.

SOPs	2022	WAEP (US$)	2021	WAEP (US$)
Outstanding on January 1	**143,889,439**	**0.55**	**42,515,821**	**1.58**
Granted during the year	–	–	1,141,362	23.75
Exercised during the year	(37,095,966)	0.12	(18,822,551)	0.38
Forfeited during the year	(5,517,146)		(853,059)	
Balances before 6-for-1 forward share split	**101,276,327**	**0.72**	**23,981,573**	**3.01**
Issuance of options due to 6-for-1 forward split	–		119,907,866	
Outstanding on December 31	**101,276,327**	**0.72**	**143,889,439**	**0.55**
Exercisable on December 31	**81,813,095**	**0.55**	**101,416,310**	**0.33**

RSUs	2022	WAGDFV (US$)	2021	WAGDFV (US$)
Outstanding on January 1	**80,924,937**	**4.82**	**5,294,454**	**10.47**
Granted during the year	32,294,522	5.47	13,103,243	36.65
Vested during the year	(27,322,614)	3.64	(3,092,289)	15.06
Forfeited during the year	(13,494,950)		(1,817,919)	
Balances before 6-for-1 forward share split	**72,401,895**	**5.46**	**13,487,489**	**28.91**
Issuance of RSUs due to 6-for-1 forward split	–		67,437,448	
Outstanding on December 31	**72,401,895**	**5.46**	**80,924,937**	**4.82**

31	Nu Holdings Ltd. Consolidated Financial Statements December 31, 2022 and 2021

The following table presents the total amount of share-based compensation granted, excluding the effects of the contingent share award termination (described in note 10b), and provision for taxes as of December 31, 2022 and 2021.

	2022	2021
SOP and RSU expenses and related corporate and social security taxes expenses	126,167	151,115
RSUs and SOPs grant - business combination	43,116	45,597
Awards expenses and related taxes, prior to the cancelation	113,172	28,733
Fair value adjustment - hedge of corporate and social security taxes (note 18)	3,995	–
Total share-based compensation expenses (note 8)	**286,450**	**225,445**
Share-based payments granted, net of shares withheld for employee taxes	**201,991**	**139,025**

	2022	2021
Liability provision for taxes presented as salaries, allowances and social security contributions	32,554	61,772

In 2022, there were no SOPs granted. The following table presents additional information relating to the SOP characteristics and the valuation model:

	2022	2021(*)
Weighted average fair value of options granted during the year (US$)	–	2.58
Weighted average share fair value of options granted during the year (US$)	–	3.97
Exercise price of options granted during the year (US$)	–	3.98
Expected volatility in valuation of options granted during the year (%)	–	72.5 and 75.0
Risk-free interest rate p.y. in valuation of options granted during the year (%)	–	0.5
Weighted average share price at the date of exercise of options during the year (US$)	7.72	6.38
Weighted Average remaining contractual life of options outstanding at year-end (years)	4.8	5.7
Range of exercise prices of options outstanding at year end (US$)		
Zero to US$ 0.10	45.07%	51.96%
US$ 0.11 to US$ 0.50	28.20%	28.58%
US$ 0.51 to US$ 15.00	26.73%	19.46%
Greater than US$ 15.01	–	–
Total cash to be received upon exercise of SOPs outstanding at year end		
Vested	44,849	33,437
Unvested	28,169	46,146

(*) After the 6-for-1 forward share split.

The following table presents additional information relating to the RSUs and Awards characteristics and the valuation model:

	2022	2021
Most relevant vesting periods for the grants outstanding		
3 years	53.52%	49.70%
5 years	39.95%	44.50%
Volatility (%)	–	68.0 to 75.0
Discount for the lack of marketability (%)	–	17.0 to 19.0
Risk free interest rate (%)	–	0.06 to 0.11
Awards vesting period	Up to 3.2 years	Up to 7.4 years

b) Contingent Share Award (CSA) termination

On November 29, 2022, Mr. David Vélez, the Company's Chief Executive Office, decided to terminate the 2021 Contingent Share Award. As a result of the termination, the Company recorded expenses of US$355,573 due to the acceleration of the vesting. After such one-time recognition, the Company will no longer account for any expense associated with the 2021 Contingent Share Award. Such termination did not impact our cash flows and did not create any dilution for the Company's shareholders.

The 2021 Contingent Share Award was granted on November 22, 2021 and its main terms were: (i) issuance of a number of Class A ordinary shares equal to 1% of the total number of ordinary shares in issue (on an as-converted, fully diluted basis) of the Company when the Class A share price is equal to or greater than US$18.69 per share but less than US$35.30 per share; and (ii) issuance of a number of Class A ordinary shares equal to 1% of the total number of ordinary shares in issue (on an as-converted, fully diluted basis) of the Company when the Class A share price is equal to or greater than US$35.30 per share.

	2022	2021
Contingent share award termination	355,573	–

The Company will continue to record the expenses related to the 2020 Contingent Share Award which underlying shares were issued in July 2021. As of December 31, 2022, there was US$30,043 to be recorded as expenses until February 2025.

32	Nu Holdings Ltd. Consolidated Financial Statements December 31, 2022 and 2021

33	Nu Holdings Ltd. Consolidated Financial Statements December 31, 2022 and 2021

b) Financial instruments at fair value to other comprehensive income ("FVTOCI")

		2022					2021
				Maturities			
Financial instruments at FVTOCI	Maturity	Cost	Fair Value	No maturity	Up to 12 months	Over 12 months	Fair Value
Government bonds (i)							
Brazil	03/23 - 09/28	8,214,332	8,222,115	–	2,593,462	5,628,653	6,074,435
United States of America	12/22 - 08/25	175,182	171,184	–	–	171,184	830,124
Colombia	02/24	–	–	–	–	–	504
Mexico	01/26	1,509	1,382	–	–	1,382	–
Total government bonds		**8,391,023**	**8,394,681**	–	**2,593,462**	**5,801,219**	**6,905,063**
Corporate bonds and other instruments							
Corporate bonds and debentures	01/23 - 10/70	810,744	788,948	–	105,581	683,367	924
Investment funds	03/24	302,779	302,779	35,527	–	267,252	137,759
Time deposit	06/23	446,540	445,531	–	445,531	–	1,119,682
Real estate and agribusiness certificate of receivables		15,198	15,199	–	–	15,199	–
Total corporate bonds and other instruments		**1,575,261**	**1,552,457**	**35,527**	**551,112**	**965,818**	**1,258,365**
Total financial instruments at FVTOCI		**9,966,284**	**9,947,138**	**35,527**	**3,144,574**	**6,767,037**	**8,163,428**

	2022		2021	
	Amounts in		Amounts in	
Financial instruments at FVTOCI	Original Currency	US$	Original Currency	US$
Currency:				
Brazilian Reais	45,527,868	8,622,049	34,643,103	6,213,118
U.S. Dollars	1,323,707	1,323,707	1,949,806	1,949,806
Others	26,949	1,382	10,347	504
Total		**9,947,138**		**8,163,428**

(i) Includes US$2,252,464 (US$2,082,519 on December 31, 2021) held by the subsidiaries for regulatory purposes, as required by the Brazilian Central Bank. It also includes Brazilian government securities margins pledged by the Group for transactions on the Brazilian stock exchange in the amount of US$160,485 (US$116,254 on December 31, 2021). Government bonds are classified as Level 1 in the fair value hierarchy, as described in note 26.

13. CREDIT CARD RECEIVABLES

a) Composition of receivables

	2022	2021
Receivables - current (i)	4,236,235	2,341,492
Receivables - installments (i)	4,259,979	2,483,647
Receivables - revolving (ii)	770,011	337,014
Total receivables	**9,266,225**	**5,162,153**
Fair value adjustment - portfolio hedge (note 18)	(51)	–
Total	**9,266,174**	**5,162,153**
Credit card ECL allowance		
Presented as deduction of receivables	(1,033,102)	(381,633)
Presented as "Other liabilities"	(17,566)	(9,046)
Total credit card ECL allowance	**(1,050,668)**	**(390,679)**
Receivables, net	**8,215,506**	**4,771,474**
Total receivables presented as assets	**8,233,072**	**4,780,520**

(i) "Receivables - current" is related to purchases made by customers due on the next credit card billing date, and pix financing in one installment. "Receivables - installments" is related to purchases in installments which are financed by the merchant. Cardholder's purchase is paid in up to 12, 24 and 36 in Brazil, Mexico and Colombia, respectively, in monthly installments on purchases in installments. Cardholder's credit limit is reduced whenever there is a transaction by the customer. The Group makes the corresponding payments to the credit card network (see note 21) following a similar schedule. As receipts and payments are aligned, the Group does not incur significant financing costs with this product, however it is exposed to the credit risk of the cardholder as it is obliged to make the payments to the credit card network even if the cardholder does not pay. "Receivables - installments" also includes the amounts of credit card bills not fully paid by the customers and that have been converted into payments in installments with a fixed interest rate (*fatura parcelada),* in addition to bill financing.

(ii) "Receivables - revolving" is related to the amounts due from customers that have not paid in full their credit card bill. Customers may request to convert these receivables into loans to be paid in installments. In accordance with Brazilian regulation, revolving balances that are outstanding for more than 2 months are mandatorily converted into *fatura parcelada* - a type of installment loan which is settled through the customer's monthly credit card bills.

34	Nu Holdings Ltd. Consolidated Financial Statements December 31, 2022 and 2021

b) Breakdown by maturity

	2022		2021	
	Amount	%	Amount	%
Installments not overdue due in:				
<= 30 days	4,036,414	43.6%	2,401,149	46.5%
30 < 60 days	1,604,056	17.3%	904,864	17.5%
> 60 days	2,823,966	30.5%	1,579,010	30.6%
Total not overdue installments	**8,464,436**	**91.3%**	**4,885,023**	**94.6%**
Installments overdue by:				
<= 30 days	237,531	2.6%	77,527	1.5%
30 < 60 days	91,604	1.0%	34,476	0.7%
60 < 90 days	74,917	0.8%	26,747	0.5%
> 90 days	397,737	4.3%	138,380	2.7%
Total overdue installments	**801,789**	**8.7%**	**277,130**	**5.4%**
Total	**9,266,225**	**100.0%**	**5,162,153**	**100.0%**

Overdue installments consist mainly of revolving balances, and not overdue installments consist mainly of current receivables and future bill installments (*parcelado*).

c) Credit loss allowance - by stages

As of December 31, 2022, the credit card ECL allowance totaled US$1,050,668 (US$390,679 as of December 31, 2021). The provision is provided by a model estimation, consistently applied, which is sensitive to the methods, assumptions, and risk parameters underlying its calculation.

The amount that the credit loss allowance represents in comparison to the Group's gross receivables coverage ratio is also monitored, to anticipate trends that could indicate credit risk increases. This metric is considered a key risk indicator and it is monitored across multiple committees, supporting the decision–making process and is discussed in the credit forums.

All receivables are classified through stages, as described in note 4(a).

The majority of the Group's credit card portfolio was classified as stage 1, followed by stages 2 and 3, respectively as of December 31, 2022 and December 31, 2021. The proportion of stage 3 exposures increased to 6.5% on December 31, 2022 from 3.8% on December 31, 2021. The stage 3 movement is due to the gradual risk normalization of the growing portfolio and credit expansions done in the past, along with a more challenging economic environment.

	2022				
	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio (%)
Stage 1	**7,750,270**	**83.6%**	**322,970**	**30.7%**	**4.2%**
Stage 2	**917,178**	**9.9%**	**254,181**	**24.2%**	**27.7%**
Absolute Trigger (Days Late)	215,209	23.5%	140,167	55.1%	65.1%
Relative Trigger (PD deterioration)	701,969	76.5%	114,014	44.9%	16.2%
Stage 3	**598,777**	**6.5%**	**473,517**	**45.1%**	**79.1%**
Total	**9,266,225**	**100.0%**	**1,050,668**	**100.0%**	**11.3%**

	2021				
	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio (%)
Stage 1	**4,525,689**	**87.7%**	**127,358**	**32.6%**	**2.8%**
Stage 2	**440,105**	**8.5%**	**126,392**	**32.4%**	**28.7%**
Absolute Trigger (Days Late)	131,409	29.9%	61,844	48.9%	47.1%
Relative Trigger (PD deterioration)	308,696	70.1%	64,548	51.1%	20.9%
Stage 3	**196,359**	**3.8%**	**136,929**	**35.0%**	**69.7%**
Total	**5,162,153**	**100.0%**	**390,679**	**100.0%**	**7.6%**

35	Nu Holdings Ltd. Consolidated Financial Statements December 31, 2022 and 2021

d) Credit loss allowance - by credit quality vs. stages

	2022				
	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio (%)
Strong (PD < 5%)	**6,097,909**	**65.8%**	**113,780**	**10.8%**	**1.9%**
Stage 1	6,081,551	99.7%	113,525	99.8%	1.9%
Stage 2	16,358	0.3%	255	0.2%	1.6%
Satisfactory (5% <= PD <= 20%)	**1,477,414**	**15.9%**	**118,825**	**11.2%**	**8.0%**
Stage 1	1,227,610	83.1%	100,190	84.3%	8.2%
Stage 2	249,804	16.9%	18,635	15.7%	7.5%
Higher Risk (PD > 20%)	**1,690,902**	**18.3%**	**818,063**	**78.0%**	**48.4%**
Stage 1	441,109	26.1%	109,255	13.4%	24.8%
Stage 2	651,016	38.5%	235,291	28.8%	36.1%
Stage 3	598,777	35.4%	473,517	57.9%	79.1%
Total	**9,266,225**	**100.0%**	**1,050,668**	**100.0%**	**11.3%**

	2021				
	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio (%)
Strong (PD < 5%)	**3,755,666**	**72.8%**	**40,480**	**10.4%**	**1.1%**
Stage 1	3,754,626	100.0%	40,435	99.9%	1.1%
Stage 2	1,040	0.0%	45	0.1%	4.3%
Satisfactory (5% <= PD <= 20%)	**804,608**	**15.6%**	**71,149**	**18.2%**	**8.8%**
Stage 1	675,507	84.0%	57,102	80.3%	8.5%
Stage 2	129,101	16.0%	14,047	19.7%	10.9%
Higher Risk (PD > 20%)	**601,879**	**11.6%**	**279,050**	**71.4%**	**46.4%**
Stage 1	95,556	15.9%	29,821	10.7%	31.2%
Stage 2	309,964	51.5%	112,300	40.2%	36.2%
Stage 3	196,359	32.6%	136,929	49.1%	69.7%
Total	**5,162,153**	**100.0%**	**390,679**	**100.0%**	**7.6%**

The credit quality classification is grouped in three categories based on its probability of default (PD) at the reporting date, as shown in the table below:

	Stage 1 and 2		Stage3	
Default grade	Probability of default	Credit quality description	Probability of default	Credit quality description
1	<1%	Strong		
2	1.0% to 5.0%	Strong		
3	5.0% to 20.0%	Satisfactory		
4	20.0% to 35.0%	Higher Risk		
5	>35%	Higher Risk	100%	Higher Risk

When compared to December 31, 2021, a change in the credit quality distribution is observed, with relative exposure moving to higher PD stages. This movement is explained by the changes to models and aforementioned risk normalization. There is still a significant concentration of receivables at stage 1 based on credit quality. Receivables with satisfactory risk are distributed between stages 1 and 2, mostly at stage 1.

Defaulted assets at stage 3 are classified as higher risk. There is also a large proportion of stage 2 exposures classified as higher risk. Stage 1 receivables classified as higher risk are those customers with low credit risk scores.

36	Nu Holdings Ltd. Consolidated Financial Statements December 31, 2022 and 2021

e) Credit loss allowance - changes

The following tables show the reconciliations from the opening to the closing balance of the credit loss allowance by stages of the financial instruments.

	2022			
	Stage 1	Stage 2	Stage 3	Total
Credit loss allowance at beginning of year	**127,358**	**126,392**	**136,929**	**390,679**
Transfers from Stage 1 to Stage 2	(19,469)	19,469	–	–
Transfers from Stage 2 to Stage 1	38,029	(38,029)	–	–
Transfers to Stage 3	(22,691)	(64,523)	87,214	–
Transfers from Stage 3	6,148	1,659	(7,807)	–
Write-offs	–	–	(290,974)	(290,974)
Net increase of loss allowance (note 7)	190,073	203,018	545,988	939,079
New originations (a)	*144,394*	*22,320*	*11,167*	*177,881*
Changes in exposure of preexisting accounts (b)	*115,746*	*4,813*	*2,400*	*122,959*
Net drawdowns, repayments, net remeasurement and movements due to risk changes	*(97,269)*	*210,317*	*519,615*	*632,663*
Changes to models used in calculation (c)	*27,202*	*(34,432)*	*12,806*	*5,576*
Effect of changes in exchange rates (OCI)	3,522	6,195	2,167	11,884
Credit loss allowance at end of the year	**322,970**	**254,181**	**473,517**	**1,050,668**

	2021			
	Stage 1	Stage 2	Stage 3	Total
Credit loss allowance at beginning of year	**79,296**	**60,391**	**77,855**	**217,542**
Transfers from Stage 1 to Stage 2	(10,514)	10,514	–	–
Transfers from Stage 2 to Stage 1	17,840	(17,840)	–	–
Transfers to Stage 3	(7,023)	(13,176)	20,199	–
Transfers from Stage 3	151	70	(221)	–
Write-offs	–	–	(118,518)	(118,518)
Net increase of loss allowance (note 7)	54,096	92,658	164,847	311,601
New originations (a)	*94,367*	*9,547*	*3,979*	*107,893*
Changes in exposure of preexisting accounts (b)	*120,420*	*2,585*	*363*	*123,368*
Net drawdowns, repayments, net remeasurement and movements due to risk changes	*(161,906)*	*79,282*	*160,186*	*77,562*
Changes to models used in calculation (c)	*1,215*	*1,244*	*319*	*2,778*
Effect of changes in exchange rates (OCI)	(6,488)	(6,225)	(7,233)	(19,946)
Credit loss allowance at end of the year	**127,358**	**126,392**	**136,929**	**390,679**

(a) Considers all accounts originated from the beginning to the end of the period. ECL effects presented in the table were calculated as if risk parameters at the beginning of the period were applied.

(b) Reflects the movements in exposure of accounts that already existed in the beginning of the period, as increase in credit limits. ECL effects were calculated as if risk parameters of the exposures at the beginning of the period were applied.

(c) Relates to methodology changes that occurred during the period, according to the Group's processes of model monitoring.

The following tables present changes in the gross carrying amount of the credit card portfolio to demonstrate the effects of the changes in the loss allowance for the same portfolio as discussed above. "Net change of gross carrying amount" includes acquisitions, payments, and interest accruals.

	2022			
	Stage 1	Stage 2	Stage 3	Total
Gross carrying amount at beginning of year	**4,525,689**	**440,105**	**196,359**	**5,162,153**
Transfers from Stage 1 to Stage 2	(377,421)	377,421	–	–
Transfers from Stage 2 to Stage 1	178,742	(178,742)	–	–
Transfers to Stage 3	(218,192)	(168,974)	387,166	–
Transfers from Stage 3	8,576	2,325	(10,901)	–
Write–offs	–	–	(290,974)	(290,974)
Net change of gross carrying amount	3,450,551	427,186	313,606	4,191,343
Effect of changes in exchange rates (OCI)	182,325	17,857	3,521	203,703
Gross carrying amount at end of the year	**7,750,270**	**917,178**	**598,777**	**9,266,225**

37	Nu Holdings Ltd. Consolidated Financial Statements December 31, 2022 and 2021

2021			
	Stage 1	Stage 2	Stage 3	Total
Gross carrying amount at beginning of year	**2,799,999**	**202,673**	**116,200**	**3,118,872**
Transfers from Stage 1 to Stage 2	(168,654)	168,654	–	–
Transfers from Stage 2 to Stage 1	73,448	(73,448)	–	–
Transfers to Stage 3	(72,328)	(41,112)	113,440	–
Transfers from Stage 3	156	68	(224)	–
Write-offs	–	–	(120,071)	(120,071)
Net change of gross carrying amount	2,145,118	205,148	97,356	2,447,622
Effect of changes in exchange rates (OCI)	(252,050)	(21,878)	(10,342)	(284,270)
Gross carrying amount at end of the year	**4,525,689**	**440,105**	**196,359**	**5,162,153**

f) Credit loss allowance - COVID-19 impacts

As the COVID-19 pandemic started to spread in the year 2020, lockdowns and mobility restrictions were expected to severely harm the economy, pushing financial institutions and individuals to be more conservative about taking risks. In addition, the Brazilian government response included "Emergency Aid", all of which together caused a change in the portfolio credit behavior, reducing delinquency and other risk indicators.

As vaccinations advanced and restrictions fell, mainly after the last quarter of 2021, the economy started to regain traction, laying ground for a resumption in risk-related activities.

In 2022, as the effects of the pandemic dimmed, the risk profile of the portfolio changed, reverting into what is considered to be a risk normalization trend until pre-pandemic levels. Delinquencies followed this path to normalization during the first half of 2022.

14. LOANS TO CUSTOMERS

	2022	2021
Lending to individuals	1,976,499	1,392,350
Loan ECL allowance	(300,223)	(197,536)
Total receivables	**1,676,276**	**1,194,814**
Fair value adjustment - portfolio hedge (note 18)	(2,836)	–
Total	**1,673,440**	**1,194,814**

On June 30, 2022, as a result of the growth in the lending portfolio and its historical data, the Company reviewed the reasonable expectation of recovery for those receivables and concluded that partial write-off of the lending portfolio in arrears for 120 days was more appropriate compared to the previous estimate of 360 days, which took into account our experience with credit card receivables, as described in the note 5.

a) Breakdown by maturity

The following table shows loans to customers by maturity on December 31, 2022, and 2021, considering each installment individually.

	2022		2021	
	Amount	%	Amount	%
Installments not overdue due in:				
Less than 1 year	1,697,288	85.9%	1,155,760	83.5%
Between 1 and 5 years	198,533	10.0%	189,051	13.1%
Total not overdue installments	**1,895,821**	**95.9%**	**1,344,811**	**96.6%**
Installments overdue by:				
<= 30 days	30,509	1.5%	13,423	1.0%
30 < 60 days	18,191	1.0%	8,948	0.6%
60 < 90 days	13,315	0.7%	5,757	0.4%
> 90 days	18,663	0.9%	19,411	1.4%
Total overdue installments	**80,678**	**4.1%**	**47,539**	**3.4%**
Total	**1,976,499**	**100.0%**	**1,392,350**	**100.0%**

b) Credit loss allowance - by stages

The tables below show the credit loss allowance by stages as of December 30, 2022, and 2021.

	2022				
	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio
Stage 1	**1,521,040**	**77.0%**	**76,454**	**25.5%**	**5.0%**
Stage 2	**351,166**	**17.8%**	**148,233**	**49.3%**	**42.2%**
Absolute Trigger (Days Late)	87,841	25.0%	75,612	51.0%	86.1%
Relative Trigger (PD deterioration)	263,325	75.0%	72,621	49.0%	27.6%
Stage 3 (i)	**104,293**	**5.2%**	**75,536**	**25.2%**	**72.4%**
Total	**1,976,499**	**100.0%**	**300,223**	**100.0%**	**15.2%**

(i) The table above presents the loans to customers considering the change in estimate of recovery and the partial write-off of receivables in arrears for more than 120 days.

38	Nu Holdings Ltd. Consolidated Financial Statements December 31, 2022 and 2021

39	Nu Holdings Ltd. Consolidated Financial Statements December 31, 2022 and 2021

40	Nu Holdings Ltd. Consolidated Financial Statements December 31, 2022 and 2021

41	Nu Holdings Ltd. Consolidated Financial Statements December 31, 2022 and 2021

18. DERIVATIVE FINANCIAL INSTRUMENTS

The Group executes transactions with derivative financial instruments, which are intended to meet its own needs to reduce its exposure to market, currency and interest-rate risks. The derivatives are classified as at fair value through profit or loss, except those in cash flow hedge accounting strategies, for which the effective portion of gains or losses on derivatives is recognized directly in other comprehensive income (loss). The management of these risks is conducted through determining limits, and the establishment of operating strategies. The derivative contracts are considered level 1, 2 or 3 in the fair value hierarchy and are used to hedge exposures, but hedge accounting is adopted only for forecasted transactions related to the cloud infrastructure and certain software licenses used by Nu (hedge of foreign currency risk), to hedge interest of the fixed rate credit portfolio (hedge of interest rate risk of portfolio) and to hedge the future cash disbursement related to highly probable future transactions and accrued liabilities for corporate and social security taxes at RSU vesting or SOP exercise, as shown below.

	2022		
		Fair values	
	Notional amount	Assets	Liabilities
Derivatives classified as fair value through profit or loss			
Interest rate contracts - Future	792,559	27	105
Exchange rate contracts - Future	111,634	917	51
Interest rate contracts - Swap	10,056	50	–
Currency - Non-deliverable forward contract (NDF)	113,682	11,228	24
Warrants (i)	100,000	27,908	–
Derivatives held for hedging			
Designated as cash flow hedge			
Exchange rate contracts - Future	129,459	1,209	182
Equity - Total Return Swap (TRS)	89,726	145	9,017
Designated as portfolio hedge			
DI - Future - notes 13 and 14	1,551,521	1	46
Total	**2,898,637**	**41,485**	**9,425**

	2021		
		Fair values	
	Notional amount	Assets	Liabilities
Derivatives classified as fair value through profit or loss			
Interest rate contracts - Future	3,671,709	10	462
Currency exchange rate contracts - Future	116,075	–	3,899
Interest rate contracts - Swap	9,523	24	7
Forward contracts	83,155	81,528	82,775
Warrants (i)	65,000	19,756	–
Derivatives held for hedging			
Designated as cash flow hedge			
Exchange rate contracts - Future	77,115	–	135
Total	**4,022,577**	**101,318**	**87,278**

Futures contracts are traded on the B3, having B3 as the counterparty. The total value of margins pledged by the Group in transactions on the stock exchange is presented in note 12.

Swaps of interest risk contracts are settled on a daily basis and are traded over the counter with financial institutions as counterparties.

Nu Holdings entered into non-deliverable forward contracts to hedge intercompany loans with Nu Colombia in US dollars with a settlement in February 2023.

Swap TRS contracts are settled only at maturity and are traded over the counter with financial institutions as counterparties, see more details in item d.

(i) Warrants

In September 2021, Nu entered into an agreement with Creditas Financial Solutions Ltd. (and/or its affiliates in Latin America, or together, "Creditas") through which Nu will distribute certain financial products offered by Creditas to its customers in Latin America. These include affordable retail collateralized loans, such as home and auto equity loans, auto financing, motorcycle financing and payroll loans.

The agreement also provided that Nu would invest up to US$200,000 in Creditas' securitization vehicles, becoming the holder of the senior quotas of the fund. Nu was granted warrants that provide the right to acquire an equity interest equivalent to up to 7.7% of Creditas, on a fully diluted basis, under a pre-agreed valuation, proportional to fifty percent of the amount invested in the securitization vehicles and products distributed. During 2022, the total amount agreed of US$200,000 was invested in the securitization vehicles, shown as part of the "investment funds" on note 12, and, consequently, US$100,000 was shown as notional in the table above. Nu can exercise the option at any time, but the expiration date is 2 years after the issuance date.

As of December 31, 2022, the warrants' fair value was US$27,908(US$19,756 as of December 31, 2021) calculated using a Black Scholes model, classified as level 3 on the fair value hierarchy, as shown in note 26. The Company recognized a gain of US$8,152 during 2022.

42	Nu Holdings Ltd. Consolidated Financial Statements December 31, 2022 and 2021

Breakdown by maturity

The table below shows the breakdown by maturity of the notional amounts:

	2022			
	Up to 3 months	3 to 12 months	Over 12 months	Total
Assets				
Interest rate contracts - Future	332,497	73,286	348	406,131
Exchange rate contracts - Future	241,093	–	–	241,093
Interest rate contracts - Swap	–	–	10,056	10,056
Currency - Non-deliverable forward contract (NDF)	113,682	–	–	113,682
Warrants	–	–	100,000	100,000
Total assets	**687,272**	**73,286**	**110,404**	**870,962**
Liabilities				
Equity - Total Return Swap (TRS)	–	89,726	–	89,726
Interest rate contracts - Future	27,776	256,240	102,412	386,428
DI - Future - notes 13 and 14	590,015	858,278	103,228	1,551,521
Total liabilities	**617,791**	**1,204,244**	**205,640**	**2,027,675**
Total	**1,305,063**	**1,277,530**	**316,044**	**2,898,637**

	2021			
	Up to 3 months	3 to 12 months	Over 12 months	Total
Assets				
Interest rate contracts - Future	775,002	24,755	71	799,828
Exchange rate contracts - Future	116,074	–	–	116,074
Forward contracts	83,155	–	–	83,155
Warrants	–	–	65,000	65,000
Total assets	**974,231**	**24,755**	**65,071**	**1,064,057**
Liabilities				
Interest rate contracts - Future	1,668,284	864,989	338,609	2,871,882
Exchange rate contracts - Future	77,115	–	–	77,115
Interest rate contracts - Swap	–	–	9,523	9,523
Total liabilities	**1,745,399**	**864,989**	**348,132**	**2,958,520**
Total	**2,719,630**	**889,744**	**413,203**	**4,022,577**

The table below shows the breakdown by maturity of the fair value amounts:

	2022		
	Up to 12 months	Over 12 months	Total
Assets			
Equity - Total Return Swap (TRS)	145	–	145
Interest rate contracts - Swap	–	50	50
Interest rate contracts - Future	27	–	27
Exchange rate contracts - Future	2,126	–	2,126
Currency - Non-deliverable forward contract (NDF)	11,228	–	11,228
Warrants	–	27,908	27,908
Interest rate contracts - Future - portfolio hedge	1	–	1
Total assets	**13,527**	**27,958**	**41,485**
Liabilities			
Equity - Total Return Swap (TRS)	9,017	–	9,017
Interest rate contracts - Future	17	88	105
Exchange rate contracts - Future	233	–	233
Currency - Non-deliverable forward contract (NDF)	24	–	24
DI - Future - notes 13 and 14	46	–	46
Total liabilities	**9,337**	**88**	**9,425**
Total	**22,864**	**28,046**	**50,910**

43	Nu Holdings Ltd. Consolidated Financial Statements December 31, 2022 and 2021

2021		
	Up to 12 months	Over 12 months	Total
Assets			
Interest rate contracts - Future	2	8	10
Exchange rate contracts - Future	24	–	24
Forward contracts	81,528	–	81,528
Warrants	–	19,756	19,756
Total assets	**81,554**	**19,764**	**101,318**
Liabilities			
Interest rate contracts - Future	69	393	462
Exchange rate contracts - Future	4,034	–	4,034
Interest rate contracts - Swap	–	7	7
Forward contracts	82,775	–	82,775
Total liabilities	**86,878**	**400**	**87,278**
Total	**168,432**	**20,164**	**188,596**

Analysis of derivatives designated as hedges

a) Hedge of foreign currency risk

The Group is exposed to foreign currency risk on forecast transaction expenses, primarily related to the cloud infrastructure and certain software licenses used by Nu. The Group managed its exposures to the variability in cash flows of foreign currency forecasted transactions to movements in foreign exchange rates by entering foreign exchange contracts (exchange futures). These instruments are entered into to match the cash flow profile of the estimated forecast transactions, and are exchange-traded and fair value movements are settled on a daily basis.

The Group applies hedge accounting to the forecasted transactions related to its main cloud infrastructure contract and other expenses in foreign currency. The effectiveness is assessed monthly by analyzing the critical terms. The critical terms of the hedging instrument and the amount of the forecasted hedged transactions are significantly the same. Derivatives are generally rolled over monthly. They are expected to occur in the same fiscal month as the maturity date of the hedging instrument. Therefore, the hedge is expected to be effective. Subsequent assessments of effectiveness are performed by verifying and documenting whether the critical terms of the hedging instrument and forecasted hedged transaction have changed during the period in review and whether it remains probable. If there are no such changes in critical terms, the Group will continue to conclude that the hedging relationship is effective. Sources of ineffectiveness are differences in the amount and timing of forecast and actual payment of expenses.

	2022	2021
Balance at beginning of the year	**1,487**	**49**
Fair value change recognized in OCI during the year	(20,924)	2,705
Total amount reclassified from cash flow hedge reserve to statement of profit or loss during the year	**14,012**	**(242)**
to "Customer support and operation"	6,769	(91)
to "General and administrative expenses"	7,778	(136)
Effect of changes in exchange rates (OCI)	(535)	(15)
Deferred income taxes	2,815	(1,025)
Balance at end of the year	**(2,610)**	**1,487**

The future transactions that are the object of the hedge are:

	2022			2021
	Up to 3 months	3 to 12 months	Total	Total
Expected foreign currency transactions	64,840	64,619	129,459	78,401
Total	64,840	64,619	129,459	78,401

b) Hedge of portfolio's interest rate risk

The Group holds portfolios of customers' lending and refinancing of credit cards receivables at fixed interest rates, which creates market risk due to changes in the Brazilian interbank deposits' (CDI) benchmark rate. Thus, to protect the fixed rate risk from CDI variation, the Group entered into future DI contracts to offset the market risk, and applied hedge accounting aiming to eliminate differences between the accounting measurement of its derivatives and hedged items which are adjusted to reflect changes in CDI.

The Group's overall hedging strategy is to reduce fair value changes of the part of the fixed rate portfolio as if they were floating rate instruments linked to the attributable benchmark rates. As such, in order to reflect the dynamic nature of the hedged portfolio, the strategy is to rebalance the future DI contracts and evaluate the allocated amount by the credit portfolio. Additionally, ineffectiveness could arise from the disparity between expected and actual prepayments (prepayment risk).

In accordance with its hedging strategy, the Group calculates the DV01 (delta value of a basis point) of the exposure and futures to identify the optimal hedging ratio, and monitors in a timely manner the hedge relationship, providing any rebalancing if needed. The need for the purchase or sale of new future DI contracts will be assessed, to counterbalance the hedged item's market value adjustment, aiming to assure hedge effectiveness between 80% and 125%, as determined on hedge documentation.

The effectiveness test for the hedge is done in a prospective and retrospective way. In the prospective test, the Group compares the impact of a 1 basis point parallel shift on the interest rate curve (DV01) on the hedged object and on the hedge instrument market value. For the retrospective test, the market-to-market value change since the inception of the hedged object is compared to the hedge instrument. In both cases, the hedge is considered effective if the correlation is between 80% and 125%.

For designated and qualifying fair value hedges, the cumulative change in the fair value of the hedging derivative and of the hedged item attributable to the hedged risk is recognized in the consolidated statement of profit or loss in "Interest income and gains (losses) on financial instruments - financial assets at fair value". In addition, the cumulative change in the fair value of the hedged item attributable to the hedged risk is recorded as part of the carrying value of the hedged item in the consolidated statement of financial position.

44	Nu Holdings Ltd. Consolidated Financial Statements December 31, 2022 and 2021

Effectiveness ratio - changes in fair value

	2022				
	Derivative object hedge	Fair value adjustment to the hedge object		Derivative hedge instrument	
		Asset	Liability	Fair value variation	Effectiveness
Interest rate risk					
Interest rate contracts - Future - portfolio hedge - credit card	72,337	(51)	–	22	101.0%
Interest rate contracts - Future - portfolio hedge - loan	1,189,716	(2,836)	–	2,062	99.0%
Total	**1,262,053**	**(2,887)**	–	**2,084**	

c) Hedge of corporate and social security taxes over share-based compensation

The Group's hedge strategy is to cover the future cash disbursement related to highly probable future transactions and accrued liabilities for corporate and social security taxes at RSU vesting or SOP exercise from the variation of the Company's share price volatility. The derivative financial instruments used to cover the exposure are total return swaps ("TRS") in which one leg is indexed to the Company's stock price and the other leg is indexed to Secured Overnight Financing Rate ("SOFR") plus spread. The stock fixed at the TRS is a weighted average price. The hedge was entered into by Nu Holdings and therefore there is no income tax effect.

The Group applies the cash flow hedge for the hedge structure thus the market risk is replaced by an interest rate risk. The effectiveness assessment is performed monthly by (i) assessing the economic relationship between the hedged item and the hedging instrument; (ii) monitoring the credit risk impact in the hedge effectiveness; and (iii) maintaining and updating the hedging ratio. Given the possibility of forfeiture impacting the future cash forecast of the employee benefit plan, the Group manages exposures to keep the hedging level within an acceptable coverage. The derivative fair value is measured substantially based on the stock price which is also used in the measurement of the provision or payment for corporate and social security taxes. There is no expectation for a mismatch between the hedged item and hedging instrument at maturity other than the SOFR.

	2022
Balance at beginning of the year	–
Fair value change recognized in OCI during the year	(8,871)
Total amount reclassified from cash flow hedge reserve to statement of profit or loss during the year	**3,995**
to "General and administrative expenses" (i)	3,995
Balance at end of the year	**(4,876)**

(i) Presented as share-based compensation on general and administrative expenses.

Expected cash disbursement

	Up to 1 year	1 to 3 years	Above 3 years	Total
Expected cash disbursement for income tax payments	22,727	28,359	7,972	59,058
Total	**22,727**	**28,359**	**7,972**	**59,058**

19. INSTRUMENTS ELIGIBLE AS CAPITAL

	2022	2021
Financial liabilities at fair value through profit or loss		
Instruments eligible as capital	11,507	12,056
Total	**11,507**	**12,056**

There were no defaults or breaches of instruments eligible as capital or on any financial liability during 2022 and 2021.

In June 2019, the subsidiary Nu Financeira issued a subordinated financial note in the amount equivalent to US$18,824 at the issuance date, which was approved as Tier 2 capital by the Brazilian Central Bank in September 2019, for the purposes of calculation of regulatory capital. The note bears a fixed interest rate of 12.8%, matures in 2029, and is callable in 2024.

The Group designated the instruments eligible as capital at fair value through profit (loss) at its initial recognition. The gains of fair value changes arising from its own credit risk in the amount of US$2,008 were recorded in other comprehensive income (losses of US$1,051 in the year ended December 31, 2021). All other fair value changes and interests in the amount of US$10,653 (US$3,580 in the year ended December 31, 2021) were recognized as profit (loss).

	2022	2021
Balance at beginning of the year	**12,056**	**15,492**
Interest accrued	(882)	2,137
Fair value changes	8,192	(5,717)
Own credit transferred to OCI	(2,008)	1,051
Effect of changes in exchange rates (OCI)	(5,851)	(907)
Balance at end of the year	**11,507**	**12,056**

20. FINANCIAL LIABILITIES AT AMORTIZED COST - DEPOSITS

	2022	2021
Deposits by customers (i)		
Bank receipt of deposits (RDB)	*14,273,959*	*7,728,108*
Deposits in electronic money	*1,534,582*	*1,887,945*
Bank receipt of deposits (RDB-V)	–	*31,557*
Time deposit (ii)	–	*19,181*
Other deposits	–	509
Total	**15,808,541**	**9,667,300**

45	Nu Holdings Ltd. Consolidated Financial Statements December 31, 2022 and 2021

(i) In June 2019, Nu Financeira's RDB was launched as an investment option in NuConta. Unlike the deposits in electronic money, Nu may or may not invest the resources from RDB's deposits in government securities. They can be used as a financing source for the lending and credit card operations, instead. RDB's deposits have guarantees from the Brazilian Deposit Guarantee Fund ("FGC"). Deposits in electronic money through NuConta, and part of the RDBs, correspond to customer deposits on-demand with daily maturity made in the prepaid account, denominated in Brazilian reais.

In September 2020, Nu Financeira launched a new investment option - a RDB with a defined future maturity date. In December 2022, RDBs had maturities of up to 24 months and a weighted average interest rate of 104% as of December 31, 2022 (and 107% on December 31, 2021) of the Brazilian CDI rate.

Deposits in electronic money include NuConta, which is part of the prepaid account modality (Brazil and Mexico), as well as Conta NuInvest amounts, the latter corresponding to on-demand deposits of the Groups' investment brokerage clients. In Brazil, those deposits are required by BACEN to be invested in Brazilian government bonds and the return is 100% of the CDI as of the thirty-first day, also considering the retroactive yield from the first thirty days on the unused deposit balances. In Mexico there is no requirement to invest the deposits in specific assets and the return is the Interbank Equilibrium Interest Rate "TIIE" - 2%, as of December 2022.

(ii) In July 2020, the subsidiary Nu Financeira issued a time deposit instrument ("DPGE"), also with a special guarantee from FGC, in the amount of R$100,000, equivalent to US$19,000 at the issuance date, remunerated at the Brazilian DI rate + 1% per annum and was fully settled in July 2022.

Breakdown by maturity

	2022		
	Up to 12 months	Over 12 months	Total
Deposits by customers			
Deposits in electronic money	*1,534,582*	–	*1,534,582*
Bank receipt of deposits (RDB)	*14,160,805*	*113,154*	*14,273,959*
Total	**15,695,387**	**113,154**	**15,808,541**

	2021		
	Up to 12 months	Over 12 months	Total
Deposits by customers			
Deposits in electronic money	*1,887,945*	–	*1,887,945*
Bank receipt of deposits (RDB)	*7,663,355*	*64,753*	*7,728,108*
Bank receipt of deposits (RDB-V)	*31,557*	–	*31,557*
Time deposit	*19,181*	–	*19,181*
Other deposits	509	–	509
Total	**9,602,547**	**64,753**	**9,667,300**

21. FINANCIAL LIABILITIES AT AMORTIZED COST - PAYABLES TO NETWORK

	2022	2021
Payables to credit card network (i)	7,054,783	4,882,159
Total	**7,054,783**	**4,882,159**

(i) Corresponds to the amount payable to the acquirers related to credit and debit card transactions. Credit card payables are settled according to the transaction installments, substantially in up to 27 days for Brazilian transactions with no installments and 1 business day for international transactions. Sales in installments *(parcelado)* have monthly settlements, mostly, over a period of up to 12 months. For Mexican and Colombian operations, the amounts are settled in 1 business day. The segregation of the settlement is shown in the table below:

Payables to credit card network	2022	2021
Up to 30 days	3,829,398	2,518,437
30 to 90 days	1,741,186	1,205,765
More than 90 days	1,484,199	1,157,957
Total	**7,054,783**	**4,882,159**

Collateral for credit card operations

As of December 31, 2022, the Group had US$305 (US$1,052 on December 31, 2021) of security deposits granted in favor of Mastercard. These securities are measured at fair value through profit (loss) and are held as collateral for the amounts payable to the network and can be replaced by other securities with similar characteristics. The average remuneration rate of those deposits was 0.31% per month on December 31, 2022 (0.20% on December 31, 2021).

22. FINANCIAL LIABILITIES AT AMORTIZED COST - BORROWING, FINANCING AND SECURITIZED BORROWINGS

	2022	2021
Borrowings and financing	585,568	147,243
Securitized borrowings	–	10,011
Total	**585,568**	**157,254**

46	Nu Holdings Ltd. Consolidated Financial Statements December 31, 2022 and 2021

a) Borrowings and financings

Borrowings and financings maturities are as follows:

	2022			
	Up to 3 months	3 to 12 months	Over 12 months	Total
Borrowings and financings				
Term loan credit facility (ii)	3,100	32,632	82,462	118,194
Syndicated loan (iii)	103	2,494	464,777	467,374
Total borrowings and financings	**3,203**	**35,126**	**547,239**	**585,568**

	2021			
	Up to 3 months	3 to 12 months	Over 12 months	Total
Borrowings and financings				
Financial letter (i)	7,728	2,672	–	10,400
Term loan credit facility (ii)	3,064	10,113	123,666	136,843
Total borrowings and financings	**10,792**	**12,785**	**123,666**	**147,243**

(i) Corresponded to fixed and floating rate bills of exchange in the amount equivalent to US$12,941 on the issuance date, fully paid in April 2022.

(ii) Corresponds to two term loan credit facilities obtained by subsidiary Nu Servicios and reassigned to Nu Financiera, in Mexican pesos, from:

a) Bank of America México, S.A., Institución de Banca Múltiple ("BofA") in the amount equivalent to US$30,000 on the issuance dates, with interest equivalent to 12.48% (Mexican Interbanking Equilibrium Interest Rate ("TIIE 182" + 1.40%) per annum as of December 31, 2022 (equivalent to 7.42% per annum as of December 31, 2021), and maturity date in July 2023.

b) JPMorgan México ("JP Morgan") in the total amount equivalent to US$90,000 on the issuance dates, with interest from 12.08% to 12.53% (TIIE 182 + 1.45% and TIIE 182 + 1.0%, respectively) per annum as of December 31, 2022 (from 7.02% to 7.47% per annum as of December 31, 2021), and maturity dates in November 2024 and July 2024.

(iii) Corresponds to a syndicated credit facility, in which Nu's subsidiaries in Colombia and Mexico are the borrowers and the Company is acting as guarantor. The amount of the credit facility is US$650,000, out of which US$ 625,000 allocated to Nu Mexico and US$ 25,000 to Nu Colombia, and as of December 31, 2022:

a) Mexico used the total equivalent to US$435,000 on the issuance dates, with interest equivalent to 11.98% per annum (TIIE 91 + 1.00%) and maturity date in April 2025;

b) Colombia used the total equivalent to US$25,000 on the issuance date, with interest equivalent to 6.18% per annum (Colombian Reference Banking Indicator ("IBR") + 1.00%) and maturity date in April 2025.

Changes to borrowings and financings are as follows:

	2022				
	Bills of exchange	Term loan credit facility	Bank borrowings	Syndicated loan	Total
Balance at beginning of the year	**10,400**	**136,843**	–	–	**147,243**
Addition due to business combination	–	–	4,729	–	4,729
New borrowings	–	121,142	–	460,000	581,142
Payments - principal	(9,447)	(146,078)	(4,458)	–	(159,983)
Payments - interest	(1,889)	(8,301)	(568)	(19,998)	(30,756)
Interest accrued	42	8,340	158	22,534	31,074
Effect of changes in exchange rates (OCI)	894	6,248	139	4,838	12,119
Balance at end of the year	–	**118,194**	–	**467,374**	**585,568**

	2021			
	Financial letter	Bills of exchange	Term loan credit facility	Total
Balance at beginning of the year	**60,126**	**17,684**	**19,644**	**97,454**
New borrowings	–	–	116,349	116,349
Payments - principal	(54,151)	(6,372)	–	(60,523)
Payments - interest	(4,548)	(600)	(1,908)	(7,056)
Interest accrued	776	683	4,766	6,225
Effect of changes in exchange rates (OCI)	(2,203)	(995)	(2,008)	(5,206)
Balance at end of the year	–	**10,400**	**136,843**	**147,243**

Covenants

The restrictive clauses (covenants) associated with the Group's debt contracts establish the maintenance of minimum financial indicators resulting from its capital, funding and liquidity (cash) position, as well as profitability metrics and leverage ratios including, but not limited to, net debt to gross profit, in addition to non–financial indicators according to each contract. The Group was compliant with such restrictive clauses as of December 31, 2022, and 2021.

Guarantees

The Company is guarantor to the above–mentioned borrowings from Colombia and Mexico. The subsidiary Nu Pagamentos also is guarantor to the BofA and JP Morgan borrowings.

47	Nu Holdings Ltd. Consolidated Financial Statements December 31, 2022 and 2021

b) Securitized borrowings

Securitized borrowings corresponded to senior quotas issued by FIDC Nu. Senior notes of 1st series were fully settled in 2020, 2nd series were fully settled in 2021 and 3rd series were fully settled in February 2022. Changes to securitized borrowings are as follows:

	2022	2021
Balance at beginning of the year	**10,011**	**79,742**
Interest accrued	84	1,904
Payments - principal	(10,633)	(66,403)
Payments - interest	(134)	(1,976)
Effect of changes in exchange rates (OCI)	672	(3,256)
Balance at end of the year	**–**	**10,011**

23. PROVISION FOR LAWSUITS AND ADMINISTRATIVE PROCEEDINGS

	2022	2021
Tax risks	15,747	17,081
Civil risks	2,096	980
Labor risks	104	21
Total	**17,947**	**18,082**

The Company and its subsidiaries are parties to lawsuits and administrative proceedings arising from the ordinary course of operations, involving tax, civil and labor matters. Such matters are being discussed at the administrative and judicial levels, which, when applicable, are supported by judicial deposits. The provisions for probable losses arising from these matters are estimated and periodically adjusted by management, supported by external legal advisors' opinion. There is significant uncertainty relating to the timing of any cash outflow, if any, for civil and labor risk.

a) Provision

Regarding tax risks, a provision in the amount of US$15,747 as of December 31, 2022 (US$17,081 on December 31, 2021) mainly refers to a potential legal obligation related to the increase in the contribution of certain Brazilian taxes (PIS and COFINS). The Group has a judicial deposit in the amount related to this claim, as shown below in item d). In June 2019, Nu withdrew the lawsuit and is currently awaiting the release of the judicial deposits to the Brazilian Tax Authorities.

Civil lawsuits are mainly related to credit card operations. Based on management's assessment and inputs from Nu's external legal advisors, the Group has provisioned US$2,096 (US$980 on December 31, 2021) considered sufficient to cover estimated losses from civil suits deemed probable.

b) Changes

Changes to provision for lawsuits and administrative proceedings are as follows:

	2022			2021		
	Tax	Civil	Labor	Tax	Civil	Labor
Balance at beginning of the year	**17,081**	**980**	**21**	**15,995**	**470**	**4**
Additions	–	1,942	100	2,240	2,204	18
Payments / Reversals	(2,341)	(857)	(18)	–	(1,644)	–
Effect of changes in exchange rates (OCI)	1,007	31	1	(1,154)	(50)	(1)
Balance at end of the year	**15,747**	**2,096**	**104**	**17,081**	**980**	**21**

c) Contingencies

The Group is a party to civil and labor lawsuits, involving risks classified by management and the legal advisors as possible losses, totaling approximately US$7,128 and US$1,814, respectively (US$4,365 and US$454 on December 31, 2021). Based on management's assessment and inputs from the Group's external legal advisors, no provision was recognized for those lawsuits as of December 31, 2022, and 2021.

d) Judicial deposits

As of December 31, 2022, the total amount of judicial deposits shown as "Other assets" (note 17) is US$18,864 (US$17,480 on December 31, 2021) and is substantially related to the tax proceedings.

24. DEFERRED INCOME

	2022	2021
Deferred revenue from rewards program	34,546	25,462
Deferred annual fee	3,283	4,673
Other deferred income	3,859	522
Total	**41,688**	**30,657**

Deferred revenue from rewards programs and deferred annual fee are related to the Group's reward program for its credit card customers, called "Rewards". The program consists of accumulating points according to the use of the credit card in the ratio of R$1.00 (one Brazilian real, equivalent to US$0.18 as of December 31, 2021) equal to 1 point and cashbacks. The points do not expire, and there is no limit on the number of Rewards an eligible card member can earn.

The redemption of the points occurs when the customers use them in various expense categories, such as air tickets, hotels, transportation services, and music.

Nu uses financial models to estimate the redemption rates of rewards earned to date by current card members, and, therefore, the estimated financial value of the points, based on historical redemption trends, current enrollee redemption behavior, among others. The estimated financial value is recorded in the income statement when the performance obligation is satisfied, which is when the reward points are redeemed.

Deferred annual fees comprises amounts related to the rewards fees which are paid annually by customers until they are earned.

48	Nu Holdings Ltd. Consolidated Financial Statements December 31, 2022 and 2021

25. RELATED PARTIES

In the ordinary course of business, the Group may have issued credit cards or loans to Nu's executive directors, board members, key employees and close family members. Those transactions, as well as the deposits and other products, as investments, occur on similar terms as those prevailing at the time for comparable transactions to unrelated persons and do not involve more than the normal risk of collectability.

As described in note 3, "Basis of consolidation", all companies from the Group are consolidated in these consolidated financial statements. Therefore, related party balances and transactions, and any unrealized income and expenses arising from inter-company transactions, are eliminated in the consolidated financial statements.

In 2022, the exchange differences arising from intercompany loans between entities of the group with different functional currencies are shown as "Interest income and gains (losses) on financial instruments" in the statement of profit (loss).

a) Transactions with other related parties

	2022	2021
	Assets/ (Liabilities)	
Others	316	299

	2022	2021
	Revenues (expenses)	
Others	(1,112)	(1,685)

On June 30, 2021, the Group entered into a service and naming rights agreement with Rodamoinho Produtora de Eventos Ltda., owned by a former member of the Company's Board of Directors ("Board"). This director has not been a member of the Board since September, 2022, when the Company ceased recognizing Rodamoinho as a related party. In addition, on April 12, 2022 and July 15, 2022 the Group made payments for training and workshops provided by Reprograma, a philanthropic project managed by a family member of the Company's controlling shareholder.

b) Management compensation

There are no significant post-employment benefits, such as pensions and other retirement benefits. The remuneration of the directors and other key management personnel of the Company is set out in aggregate below.

Consolidated statements of profit or loss	2022	2021
Fixed and variable compensation (i)	122,892	34,252

(i) The Contingent Share Award (CSA) termination is not included in the management compensation. Although Nu recognized the expense, Mr. David Vélez has forfeited the right to receive the amount.

Management compensation includes the compensation of remunerated members of the Board of Directors and of Executive Officers, which increased mainly due to the recognition of the 2021 Contingent Share Award (CA) expenses until the date of its termination.

26. FAIR VALUE MEASUREMENT

The main valuation techniques employed in internal models to measure the fair value of the financial instruments on December 31, 2022 and 2021 are set out below. The principal inputs into these models are derived from observable market data. The Group did not make any material changes to its valuation techniques and internal models in those periods.

a) Fair value of financial instruments carried at amortized cost

The following tables show the fair value of the financial instruments carried at amortized cost on December 31, 2022, and 2021. The Group has not disclosed the fair values of financial instruments such as compulsory and other deposits at central banks, other financial assets at amortized cost, deposits in electronic money, RDB, RDB-V, time deposit, and borrowings and financing, because their carrying amounts are a reasonable approximation of fair value.

	2022			2021		
	Book value	Fair value - Level 2	Fair value - Level 3	Book value	Fair value - Level 2	Fair value - Level 3
Assets						
Compulsory and other deposits at central banks	2,778,019			938,659		
Credit card receivables (i)	8,233,123	–	8,204,077	4,780,520	–	4,161,785
Loans to customers (i)	1,676,276	–	1,920,518	1,194,814	–	1,324,513
Other receivables	521,670	–	522,359	50,349	–	50,400
Other financial assets	478,283			18,493		
Total	**13,687,371**	**–**	**10,646,954**	**6,982,835**	**–**	**5,536,698**
Liabilities						
Deposits in electronic money	1,534,582			1,888,454		
Deposits - RDB and RDB-V	14,273,959			7,759,665		
Time deposit	–			19,181		
Payables to network	7,054,783	6,399,704	–	4,882,159	4,755,304	–
Borrowings and financing	585,568			147,243		
Securitized borrowings	–			10,011		
Total	**23,448,892**	**6,399,704**	**–**	**14,706,713**	**4,755,304**	**–**

(i) It excludes the fair value adjustment from the hedge accounting.

The book value from credit card receivables and loans to customers includes the amounts that are the subject of the portfolio hedge, described in note 18. The credit risk components for both receivables are not part of the hedge strategy.

Borrowings and financing fair value is equal to the book value given that any prepayment shall be equal to the total outstanding amount. The fair value of floating rate demand deposits are assumed to be equal to carrying values.

49	Nu Holdings Ltd. Consolidated Financial Statements December 31, 2022 and 2021

The valuation approach to specific categories of financial instruments is described below.

i) Fair value models and inputs

Credit card: The fair values of credit card receivables and payables to the network are calculated using the discounted cash flow method. Fair values are determined by discounting the contractual cash flows by the interest rate curve. For payables, cash flows are also discounted by the Group's own credit spread. For receivables, fair values exclude expected losses. For past due receivables, the Group used the recovery rate of late payments as an input that is not directly observable and was estimated using the Group's internal databases.

Loans to customers: Fair value is estimated based on groups of clients with similar risk profiles, using valuation models. The fair value of a loan is determined by discounting the contractual cash flows by the risk-free interest rate curve and a credit spread. For past due receivables, the Group used the rate of recovery of late payments as an input that is not directly observable and was estimated using the Group's internal databases.

Other receivables: Fair value is calculated by discounting future cash flows by a risk free interest rate and a credit spread.

b) Fair value of financial instruments measured at fair value

The following table shows a summary of the fair values, as of December 31, 2022, and 2021, of the financial assets and liabilities indicated below, classified on the basis of the various measurement methods used by the Group to determine their fair value:

	2022			
	Published price quotations in active markets (Level 1)	Internal Models (Level 2)	Internal Models (Level 3)	Total
Assets				
Government bonds				
Brazil	8,222,278	–	–	8,222,278
United States	171,184	–	–	171,184
Mexico	1,382	–	–	1,382
Corporate bonds and other instruments				
Certificate of bank deposits (CDB)	–	3,712	–	3,712
Investment funds	–	302,779	–	302,779
Time deposit	–	446,436	–	446,436
Bill of credit (LC)	–	138	–	138
Real estate and agribusiness certificate of receivables (CRIs/CRAs)	2	32,173	–	32,175
Real estate and agribusiness letter of credit (LCIs/LCAs)	–	1,197	–	1,197
Corporate bonds and debentures	676,953	158,675	–	835,628
Equity instrument	–	–	22,082	22,082
Derivative financial instruments	2,154	11,423	27,908	41,485
Collateral for credit card operations	–	305	–	305
Liabilities				
Derivative financial instruments	384	9,041	–	9,425
Instruments eligible as capital	–	11,507	–	11,507
Repurchase agreements	–	197,242	–	197,242

	2021			
	Published price quotations in active markets (Level 1)	Internal Models (Level 2)	Internal Models (Level 3)	Total
Assets				
Government bonds				
Brazil	6,646,188	–	–	6,646,188
United States	830,124	–	–	830,124
Colombia	504	–	–	504
Corporate bonds and other instruments				
Certificate of bank deposits (CDB)	–	81,810	–	81,810
Investment funds	–	146,884	–	146,884
Time deposit	–	1,119,682	–	1,119,682
Bill of credit (LC)	–	14	–	14
Real estate and agribusiness letter of credit (CRIs/CRAs)	–	1,508	–	1,508
Corporate bonds and debentures	–	121,783	–	121,783
Stocks issued by public–held company	158	–	–	158
Equity instrument	–	–	30,735	30,735
Derivative financial instruments	81,538	24	19,756	101,318
Collateral for credit card operations	–	1,052	–	1,052
Liabilities				
Derivative financial instruments	87,271	7	–	87,278
Instruments eligible as capital	–	12,056	–	12,056
Repurchase agreements	–	3,046	–	3,046

50	Nu Holdings Ltd. Consolidated Financial Statements December 31, 2022 and 2021

i) Fair value models and inputs

Securities: The securities with high liquidity and quoted prices in the active market are classified as level 1. All the government bonds and some corporate bonds are included in level 1 as they are traded in active markets. Brazilian securities values are the published prices by the 'Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais' ("Anbima"). For US, Mexico and Colombia bonds, fair values are the published prices by Bloomberg. Other corporate bonds and investment fund shares, whose valuation is based on observable data, such as interest rates and interest rate curves, are classified as level 2.

Derivatives: Derivatives traded on stock exchanges are classified as level 1 of the hierarchy. Derivatives traded on the Brazilian stock exchange are fairly valued using B3 quotations. Interest rate OTC Swaps are valued by discounting future expected cash flows to present values using interest rate curves and are classified as level 2. The embedded derivative conversion feature from the senior preferred share was calculated based on methodologies for the share price described in note 10. The options related to the warrant from Creditas Partnership are fair valued using a Black–Scholes model and are classified as level 3.

Equity instrument: For the fair value of the equity instrument, the Group used contractual conditions as inputs that are not directly observable, and therefore it is classified as level 3.

Instruments eligible as capital: If the instrument has an active market, prices quoted in this market are used. Otherwise, valuation techniques are used, such as discounted cash flows, where cash flows are discounted by a risk–free rate and a credit spread. Instruments eligible as capital were designated at fair value through profit (loss) in the initial recognition (fair value option).

Repurchase agreements: The fair value is the transaction value itself given that repurchase agreement is a collateralized short-term one day agreement;

c) Transfers between levels of the fair value hierarchy

For the years ended December 31, 2022 and 2021, there were no transfers of financial instruments between levels 1 and 2 or between levels 2 and 3.

27. INCOME TAX

Current and deferred taxes are determined for all transactions that have been recognized in the consolidated financial statements using the provisions of the current tax laws. The current income tax expense or benefit represents the estimated taxes to be paid or refunded, respectively, for the current period. Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities. They are measured using the tax rates and laws that will be in effect when the temporary tax differences are expected to reverse.

a) Income tax reconciliation

The tax on the Group's pre–tax profit differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities. In August 2022, the Social Contribution tax rate in Brazil increased 1 percentage point, thus the combined income tax rate increased from 40% to 41%. The change is effective from August 1 to December 31, 2022, and it only affects the subsidiaries Nu Pagamentos, Nu Financeira, Nu DTVM and Nu Invest. Thus, the following is a reconciliation of income tax expense to profit (loss) for the period, calculated by applying the combined Brazilian income tax rate of 41% for the year ended December 31, 2022, and 45% for the year ended December 31, 2021:

	2022	2021
Loss before income tax	**(308,901)**	**(170,164)**
Tax rate (i)	41%	45%
Income tax benefit	**126,649**	**76,574**
Permanent additions/exclusions		
Share-based payments	(11,757)	(41,418)
Customers gifts	(120)	(250)
Operational losses and others	(9,112)	(6,385)
Changes in income tax rate	(2,531)	(11,127)
Contingent share award (CSA) - termination (ii)	(145,785)	–
Effect of different tax rates - subsidiaries and parent company	(31,765)	(4,541)
Other non-deductible expenses	18,688	(10,353)
Income tax	**(55,733)**	**2,500**
Current tax expense	(473,345)	(219,824)
Deferred tax benefit	417,612	224,654
Income tax in the statement of profit or loss	**(55,733)**	**4,830**
Deferred tax recognized in OCI	829	(2,330)
Income tax	**(54,904)**	**2,500**
Effective tax rate	18.0%	(2.8%)

(i) The tax rate used was the one applicable to the financial Brazilian subsidiaries, which represent the most significant portion of the operations of the Group. The tax rate used is not materially different from the average effective tax rate considering all jurisdictions where the Group has operations. The effect of other tax rates is shown in the table above as "effect of different tax rates - subsidiaries and parent company".

(ii) The amount is related to the termination of the Contingent Share Award (CSA) as described in the note 10b.

b) Deferred income taxes

The following tables present significant components of the Group's deferred tax assets and liabilities as of December 31, 2022 and 2021, and the changes for the years then ended. The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from timing differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually. The Group has no time limit for use of the deferred tax assets, but the use of the deferred tax asset related to tax loss and negative basis of social contribution is limited to 30% of taxable profit per year for the Brazilian entities.

51	Nu Holdings Ltd. Consolidated Financial Statements December 31, 2022 and 2021

2021	Other	Reflected in the statement of profit or loss			Reflected in OCI	2022
			Constitution	Realization	Foreign exchange		
Provisions for credit losses	204,459	–	600,227	(221,817)	922	–	583,791
Provision PIS/COFINS - Financial Revenue	5,965	–	–	–	334	–	6,299
Other temporary differences	72,343	12,175	68,971	(34,313)	3,927	–	123,103
Total deferred tax assets on temporary differences	**282,767**	**12,175**	**669,198**	**(256,130)**	**5,183**	–	**713,193**
Tax loss and negative basis of social contribution	77,985	–	19,930	(5,707)	5,649	–	97,857
Deferred tax assets	**360,752**	**12,175**	**689,128**	**(261,837)**	**10,832**	–	**811,050**
Futures settlement market	(18,850)	–	(7,821)	13,730	(798)	–	(13,739)
Fair value changes - financial instruments	(2,144)	–	(3,744)	4,634	(51)	(1,986)	(3,291)
Others	(8,340)	–	46,446	(60,338)	(1,856)	–	(24,088)
Deferred tax liabilities	**(29,334)**	–	**34,881**	**(41,974)**	**(2,705)**	**(1,986)**	**(41,118)**
Fair value changes - cash flow hedge	1,057	–	17,608	(20,194)	(229)	2,815	(1,758)
Deferred tax recognized during the year			**741,617**	**(324,005)**		**829**	

	2020	Business combination	Reflected in the statement of profit or loss			Reflected in OCI	2021
			Constitution	Realization	Foreign exchange		
Provisions for credit losses	68,155	41	197,920	(52,730)	(8,927)	–	204,459
Provision PIS/COFINS - Financial Revenue	6,398	–	–	–	(433)	–	5,965
Other temporary differences	41,982	585	52,157	(18,394)	(3,987)	–	72,343
Total deferred tax assets on temporary differences	**116,535**	**626**	**250,077**	**(71,124)**	**(13,347)**	–	**282,767**
Tax loss and negative basis of social contribution	8,596	4,201	67,939	–	(2,751)	–	77,985
Deferred tax assets	**125,131**	**4,827**	**318,016**	**(71,124)**	**(16,098)**	–	**360,752**
Futures settlement market	–	–	(19,137)	–	287	–	(18,850)
Fair value changes - financial instruments	(8,741)	–	(170)	5,544	(82)	1,305	(2,144)
Others	–	–	(14,524)	4,744	1,440	–	(8,340)
Deferred tax liabilities	**(8,741)**	–	**(33,831)**	**10,288**	**1,645**	**1,305**	**(29,334)**
Fair value changes - cash flow hedge	32	–	1,305	–	(280)	1,025	1,057
Deferred tax recognized during the year			**285,490**	**(60,836)**		**2,330**

52	Nu Holdings Ltd. Consolidated Financial Statements December 31, 2022 and 2021

28. EQUITY

The table below presents the changes in shares issued and fully paid and shares authorized, by class, as of December 31, 2022 and 2021.

Shares authorized and fully issued	**Note**	**Ordinary shares**	**Preferred shares**	**Senior preferred shares**	**Mana-gement shares**	**Class A Ordinary shares**	**Class B Ordinary shares**	**Total**	**Total after 6-for-1 forward share split**
Total as of December 31, 2020		**222,657,093**	**422,057,050**	**16,795,799**	**2,500**	**–**	**–**	**661,512,442**	**3,969,074,652**
SOPs exercised and RUSs vested		6,314,494	–	–	–	15,600,346	–	21,914,840	131,489,040
Shares withheld for employees' taxes		(320,866)	–	–	–	(384,278)	–	(705,144)	(4,230,864)
Shares repurchased		(203,643)	–	–	–	–	–	(203,643)	(1,221,858)
Issuance of preferred shares (Series G)		–	11,758,704	–	–	–	–	11,758,704	70,552,224
Conversion of senior preferred shares (Series F-1)		–	16,795,799	(16,795,799)	–	–	–	–	–
Issuance of preferred shares due to Easynvest business combination		–	8,019,426	–	–	–	–	8,019,426	48,116,556
Issuance of preferred shares (Series G-1)		–	10,002,809	–	–	–	–	10,002,809	60,016,854
Conversion of ordinary shares in class A shares		(228,447,078)	–	–	–	228,447,078	–	–	–
Conversion of class A shares in class B shares		–	–	–	–	(184,110,692)	184,110,692	–	–
Awards issued		–	–	–	–	–	7,596,827	7,596,827	45,580,962
Issuance of Class A shares - Cognitect acquisition		–	–	–	–	107,489	–	107,489	644,934
Issuance of Class A shares - Spin Pay acquisition		–	–	–	–	138,415	–	138,415	830,490
Subtotal balances before the 6-for-1 forward share split		**–**	**468,633,788**	**–**	**2,500**	**59,798,358**	**191,707,519**	**720,142,165**	**4,320,852,990**
Issuance of shares due to the 6-for-1 forward share split		–	2,343,168,940	–	12,500	298,991,790	958,537,595	3,600,710,825	–
Subtotal balances after the 6-for-1 forward share split		**–**	**2,811,802,728**	**–**	**15,000**	**358,790,148**	**1,150,245,114**	**4,320,852,990**	**4,320,852,990**
Preferred shares converted into class A shares		–	(2,811,802,728)	–	–	2,811,802,728	–	–	–
Cancelation of management shares		–	–	–	(15,000)	–	–	(15,000)	(15,000)
Issuance of shares under the customer program		–	–	–	–	1,259,613	–	1,259,613	1,259,613
Issuance of shares under the IPO		–	–	–	–	287,890,942	–	287,890,942	287,890,942
Movements due to the IPO		**–**	**(2,811,802,728)**	**–**	**(15,000)**	**3,100,953,283**	**–**	**289,135,555**	**289,135,555**
Total as of December 31, 2021		**–**	**–**	**–**	**–**	**3,459,743,431**	**1,150,245,114**	**4,609,988,545**	**4,609,988,545**
Conversion of shares class B to A		–	–	–	–	58,312,073	(58,312,073)	–	–
SOPs exercised and RUSs vested	10	–	–	–	–	64,418,580	–	64,418,580	64,418,580
Shares withheld for employees' taxes	10	–	–	–	–	(8,536,770)	–	(8,536,770)	(8,536,770)
Issuance of Class A shares - Cognitect and Juntos acquisitions		–	–	–	–	1,362,201	–	1,362,201	1,362,201
Issuance of shares due to IPO over-allotment		–	–	–	–	27,555,298	–	27,555,298	27,555,298
Total as of December 31, 2022		**–**	**–**	**–**	**–**	**3,602,854,813**	**1,091,933,041**	**4,694,787,854**	**4,694,787,854**

53	Nu Holdings Ltd. Consolidated Financial Statements December 31, 2022 and 2021

Shares authorized and unissued	Note	Class A Ordinary shares	Class B Ordinary shares	Total	Total after 6-for-1 forward share split
Business combination - contingent share consideration		–	–	10,683,513	10,683,513
Reserved for the share-based payments		–	–	397,521,998	397,521,998
Shares authorized which may be issued class A or class B		–	–	43,500,447,845	43,500,447,845
Shares authorized and unissued as of December 31, 2022		–	–	43,908,653,356	43,908,653,356
Shares authorized issued		3,602,854,813	1,091,933,041	4,694,787,854	4,694,787,854
Total as of December 31, 2022		–	–	48,603,441,210	48,603,441,210

At the Meeting of Shareholders held on August 30, 2021, the 6-for-1 forward share split of the Company's shares was approved.

a) Share events

In January 2022, Nu Holdings issued an additional 27,555,298 ordinary Class A shares due to the over-allotment option ("Green Shoe") exercised by the underwriters.

As of December 31, 2022, the Company had ordinary shares authorized and unissued relating to commitments from acquisitions of entities, the issuance due to the share-based payment plans (note 10) and authorized for future issuance without determined nature and which could be Class A or B ordinary shares.

b) Share capital and share premium reserve

All share classes of the Company had a nominal par value of US$0.0000067 on December 31, 2022 and December 31, 2021, and the total amount of share capital was US$83 (US$83 as of December 31, 2021).

Share premium reserve relates to amounts contributed by shareholders over the par value at the issuance of shares.

c) Issuance of shares

The following table presents the amount in US$ of shares issued, increase in capital and premium reserve in transactions other than the exercise of the SOPs and vesting of RSUs in 2022 and 2021:

Event	Capital and share premium reserve
Issuance of preferred shares (Series F-1)	400,915
Issuance of preferred shares (Series G)	400,000
Issuance of preferred shares (Series G-1)	400,000
Shares issued on IPO over-allotment	247,998
Customer program and IPO (note 1b)	2,602,026

In January 2021, Nu Holdings completed the preferred shares issuance - Series G - in the amount of US$400,000. As a result of the transaction, 11,758,704 Series G preferred shares (70,552,224 after the 6-for-1 forward share split) were issued and 7,466,778 ordinary shares (44,800,668 after the 6-for-1 forward share split) were made available for issuance for the Company's share-based compensation program.

In May 2021, the senior preferred shares related to Series F-1 were fully converted into equity, with the total issuance of 16,795,799 shares (100,774,794 after the 6-for-1 forward share split) at the request of the holders. The conversion consisted of a reclassification of the amount recognized as a derivative and as liability into share capital and share premium reserve in the total amount of US$400,915.

In June 2021, Nu Holdings completed the preferred shares issuance Series G-1 - in the amount of US$400,000. As a result of the transaction, 10,002,809 Series G-1 preferred shares (60,016,854 after the 6-for-1 forward share split) were issued.

In January 2022, Nu Holdings issued an additional 27,555,298 ordinary Class A shares due to the over-allotment option ("Green Shoe") exercised by the underwriters.

The Company did not have any convertible instruments during the year 2022.

d) Accumulated losses

The accumulated losses include the share-based payment reserve amount, as shown in the table below.

As described in note 10, the Group's share-based payments include incentives in the form of SOPs, RSUs and Awards. Further, the Company can use the reserve to absorb accumulated losses.

	2022	2021
Accumulated losses	(701,062)	(336,484)
Share-based payments reserve	765,639	208,075
Total attributable to shareholders of the parent company	**64,577**	**(128,409)**
Accumulated profit (loss) attributable to non–controlling interests	–	(341)
Total accumulated losses	**64,577**	**(128,750)**

e) Shares repurchased and withheld

Shares may be repurchased from former employees when they leave the Group or withheld because of RSUs plans to settle the employee's tax obligation. These shares repurchased or withheld are canceled and cannot be reissued or subscribed. During the years ended on December 31, 2022 and 2021, the following shares were repurchased (after the 6-for-1 forward share split):

	2022	2021
Quantity of shares repurchased	–	1,221,858
Total value of shares repurchased	–	4,607
Quantity of shares withheld - RSU	8,536,770	4,230,864
Total value of shares withheld - RSU	51,212	18,299

f) Accumulated other comprehensive income

Other comprehensive income includes the amounts, net of the related tax effect, of the adjustments to assets and liabilities recognized in equity through the consolidated statement of comprehensive income.

54	Nu Holdings Ltd. Consolidated Financial Statements December 31, 2022 and 2021

Other comprehensive income that may be subsequently reclassified to profit or loss is related to cash flow hedges that qualify as effective hedges and currency translation that represents the cumulative gains and losses on the retranslation of the Group's investment in foreign operations. These amounts will remain under this heading until they are recognized in the consolidated statement of profit (loss) in the periods in which the hedged items affect it, for example, in the case of the cash flow hedge.

The own credit reserve reflects the cumulative own credit gains and losses on financial liabilities designated at fair value. Amounts in the own credit reserve are not reclassified to profit (loss) in future periods.

The accumulated balances are as follows:

	2022	2021
Cash flow hedge effects, net of deferred taxes	(7,486)	1,487
Currency translation on foreign entities	(108,356)	(110,936)
Changes in fair value - financial instruments at FVTOCI, net of deferred taxes	(22,298)	1,741
Own credit adjustment effects	489	(1,519)
Total	**(137,651)**	**(109,227)**

29. MANAGEMENT OF FINANCIAL RISKS, FINANCIAL INSTRUMENTS, AND OTHER RISKS

a) Overview

The Group monitors all the risks that could have a material impact on its strategic objectives, including those that must comply with applicable regulatory requirements. To efficiently manage and mitigate these risks, the risk management structure conducts risk identification and assessment to prioritize the risks that are key to pursue potential opportunities and/or that may prevent value from being created or that may compromise existing value, with the possibility of having impacts on financial results, capital, liquidity, customer relationship and reputation.

Risks that are actively monitored include:

1. Credit risk;
2. Liquidity risk;
3. Market Risk and Interest Rate Risk in the Banking Book (IRRBB);
4. Operational Risk / Information Technology/Cyber Risk;
5. Regulatory Risk;
6. Compliance Risk;
7. Reputational Risk; and
8. Risks from cryptocurrency business.

b) Risk management structure

Nu considers Risk Management an important pillar of the Group's strategic management. The risk management structure broadly permeates the entire Company, with the objective of ensuring that risks are properly identified, measured, mitigated, monitored and reported, in order to support the development of its activities. Risk Management is related to the principles, culture, structures and processes to improve the decision–making process and the achievement of strategic objectives. It is a continuous and evolving process that runs through Nu's entire strategy, to support Management in minimizing its losses, as well as maximizing its profits and supporting the Company's values.

The Group's risk management structure considers the size and complexity of its business, which allows tracking, monitoring and control of the risks to which it is exposed. The risk management process is aligned with management guidelines, which, through committees and other internal meetings, define strategic objectives, including risk appetite. Conversely, the capital control and capital management units provide support through risk and capital monitoring and analysis processes.

The Group considers a risk appetite statement ("RAS") to be an essential instrument to support risk management and decision making. The Board reviews and approves the RAS, as guidelines and limits for the business plan and capital deployment. Nu has defined a RAS (aligned to local regulatory requirements) that prioritizes the main risks and, for each of these, qualitative statements and quantitative metrics expressed in relation to earnings, capital, risk measures, liquidity and other relevant measures were implemented, as appropriate.

Nu operates on the three–line model, which helps to identify structures and processes that best support the achievement of objectives and facilitate a robust governance and risk management structure.

- **First line:** business functions and support functions/areas or activities that generate exposure to risk, whose managers are responsible for managing them in accordance with policies, limits and other conditions defined and approved by the Executive Board. The first line must have the means to identify, measure, treat and report risks.
- **Second line:** consisting of the areas of Risk Management, Internal Controls and Compliance, it is responsible for ensuring an effective control of risks and that they are managed in accordance with the defined appetite level. Responsible for proposing risk management policies, developing risk models and methodologies, and first-line supervision.
- **Third line:** composed of the Internal Audit, it is responsible for periodically and independently evaluating whether policies, methods and procedures are adequate, in addition to verifying their effective implementation.

Another important element of the risk management framework is the structure of Technical Forums and Committees. These governance bodies were designed and implemented to monitor and make decisions on aspects associated with the Group's management and control. Nu has implemented this structure both at a Global and a country-level perspective, as described below.

Global risk-related Governance body:

- **Audit and Risk Committee:** established as a Board of Director level committee in order to assist the Board in fulfilling its oversight responsibilities to the Company's shareholders with respect to: evaluating the performance and progress of the work of the Internal Audit, the independent audit, as well as the respective reports related to the internal control systems, following the recommendations made by the internal and independent auditors to management, reviewing and discussing with management and the independent auditor the annual audited financial statements and unaudited quarterly financial statements, overseeing the performance of overall Nu's risk management framework and control functions, and monitoring the level of risk exposure according to the RAS (consolidated view by country). It consists of at least three members and meets at least quarterly.

55	Nu Holdings Ltd. Consolidated Financial Statements December 31, 2022 and 2021

Country-level risk-related Governance bodies:

Each of the countries where the Group has operations established a structure of governance based on the relevant regulatory requirements and composed of the following elements. Depending on the nature of the subject to be managed, some Committees and meetings can be grouped to cover more than one country.

- **Risk Committee:** its objective is to assist the country's executive officers in the performance of the entity's risk management and control functions, monitoring the level of risk exposure according to risk appetite. It also aims to adopt strategies, policies and measures aimed at disseminating a culture of internal controls and risk mitigation.
- **Credit Committee:** its objective is to review and supervise credit strategies, as well as review their impacts on the subsidiary's results, and to review the credit strategies in light of the macroeconomic environment and risk information, on the credit market and on competitors.
- **Audit Committee:** its main duties are to evaluate the performance and progress of the work of the Internal Audit function, the independent auditors, and the respective reports related to the internal control systems, to follow the recommendations made by internal and independent auditors to management, and to review and discuss with management and the independent auditor the annual audited financial statements and unaudited quarterly financial statements.
- **Technical Forums:** regular meetings to discuss and propose recommendations to the country-level Risk Committee. Depending on the materiality in each of the countries, each topic listed below can have its own Technical Forum, with the participation of executives from associated areas: accounting and tax, operational risk and internal controls, asset and liability management ("ALM") / capital, information technology and cyber risks ("IT"), data protection, Compliance and anti-money laundering ("AML"), fraud prevention, stress tests, product review and credit provisions. Each Technical Forum has its own charter, establishing the scope of work, voting members and other working model attributes.

c) Risks actively monitored

The risks that are actively monitored by the Group include Credit Risk, Market Risk, Interest rate risk in the Banking Book (IRRBB), Liquidity Risk, Operational Risk and Internal Controls, Information Technology and Cyber Risk, Model Risk, Compliance and Anti–money laundering (AML). The management of these risks is carried out according to the three–line model, considering policies and procedures in place, as well as the limits established in the RAS. Also, there is a Stress Testing program in place.

Each of the risks described below has its own methodologies, systems and processes for its identification, measurement, evaluation, monitoring, reporting, control and mitigation.

In the case of financial risks, such as credit, liquidity, IRRBB and market risk, the measurement is carried out based on quantitative models and, in certain cases, prospective scenarios in relation to the main variables involved, respecting the applicable regulatory requirements and best market practices. Non–financial risks, such as operational risk and technological/cyber risks, are measured using impact criteria (inherent risk), considering potential financial losses, reputational damage, customer perception and legal/regulatory obligations, as well as evaluated in relation to the effectiveness of the respective structure of internal controls.

Based on the results of the measurement and risk assessment activities, the adherence of the residual exposure to Nu's risk appetite is verified. Necessary actions to mitigate risks are presented and discussed in the governance structure (Technical Forums and Risk Committees), which are also the channels responsible for approving and monitoring the implementation of action plans.

- Credit risk

Credit risk is defined as the possibility of losses associated with failure of customers or counterparties to pay their contractual obligations; the depreciation or reduction of the expected gains from financial instruments due to the deterioration of the credit quality of customers or counterparties; the costs of recovering the deteriorated exposure; and any advantage given to customers or counterparties due to deterioration in their credit quality.

The credit risk control and management structure is independent of the business units, being responsible for the processes and tools to measure, monitor, control and report the credit risk of products and other financial operations, continuously verifying their adherence to the policies and structure of approved limits. There is also an assessment of the possible impacts arising from changes in the economic environment, in order to ensure that the loan portfolio is resilient to economic crises.

Credit risk management is carried out by the Credit Risk team with a centralized role independent of the business units, being responsible for:

- Establishing governance, policies and procedures aimed at maintaining exposure to credit risks in accordance with the levels set in the RAS;
- Monitoring and notifying management of the risk levels (appetite compliance) of the credit portfolio, including recommendations for improvement, when applicable;
- Identifying and assessing inherent risks and respective mitigators in the launch of new products and significant changes in existing processes; and
- Estimating the expected losses according to consistent and verifiable criteria.

The Group's outstanding balance of financial assets is shown in the table below:

Financial assets	**2022**	**2021**
Cash and cash equivalents	**4,172,316**	**2,705,675**
Securities	91,853	815,962
Derivative financial instruments	41,485	101,318
Collateral for credit card operations	305	1,052
Financial assets at fair value through profit or loss	**133,643**	**918,332**
Securities	9,947,138	8,163,428
Financial assets at fair value through other comprehensive income	**9,947,138**	**8,163,428**
Compulsory and other deposits at central banks	2,778,019	938,659
Credit card receivables	8,233,072	4,780,520
Loans to customers	1,673,440	1,194,814
Other receivables	521,670	50,349
Other financial assets	478,283	18,493
Financial assets at amortized cost	**13,684,484**	**6,982,835**
Total	**27,937,581**	**18,770,270**

56	Nu Holdings Ltd. Consolidated Financial Statements December 31, 2022 and 2021

Liquidity risk

Liquidity risk is defined as:

- the ability of an entity to fund increases in assets and meet obligations as they come due, without incurring unacceptable losses; and
- the possibility of not being able to easily exit a financial position due to its size compared to the traded volume in the market.

The liquidity risk management structure uses future cash flow data, applying what Nu believes to be a severe stress scenario to these cash flows, in order to measure that the volume of high-quality liquid assets that the Group has is sufficient to guarantee its resilience even in very adverse situations. The liquidity indicators are monitored daily.

The Group has a Contingency Funding Plan for the Brazilian entities that describes possible management actions that should be taken in the event of a deterioration of the liquidity indicators.

Primary sources of funding - by maturity

	2022				2021			
Funding Sources	**Up to 12 months**	**Over 12 months**	**Total**	**%**	**Up to 12 months**	**Over 12 months**	**Total**	**%**
Deposits by customers								
Bank receipt of deposits (RDB)	14,160,805	113,154	14,273,959	96%	7,663,355	64,753	7,728,108	97%
Bank receipt of deposits (RDB-V)	–	–	–	0%	31,557	–	31,557	1%
Time deposit	–	–	–	0%	19,181	–	19,181	0%
Borrowings and financing	38,329	547,239	585,568	4%	23,577	123,666	147,243	2%
Instruments eligible as capital	–	11,507	11,507	0%	–	12,056	12,056	0%
Total	**14,199,134**	**671,900**	**14,871,034**	**100%**	**7,737,670**	**200,475**	**7,938,145**	**100%**

Maturities of financial liabilities

The tables below summarize the Group's financial liabilities and their contractual maturities:

	2022					
Financial liabilities	**Carrying amount**	**Gross nominal outflow (1)**	**Up to 1 month**	**1 to 3 months**	**3-12 months**	**Over 12 months**
Derivative financial instruments	9,425	9,425	152	105	9,056	112
Instruments eligible as capital	11,507	14,742	–	–	–	14,742
Repurchase agreements	197,242	197,242	197,242	–	–	–
Deposits in electronic money (*)	1,534,582	1,531,753	1,531,753	–	–	–
Bank receipt of deposits (RDB)	14,273,959	14,278,498	13,589,341	207,839	336,218	145,100
Payables to network	7,054,783	7,054,784	3,829,399	1,741,186	1,483,533	666
Borrowings and financing	585,568	721,480	482	17,011	83,182	620,805
Total	**23,667,066**	**23,807,923**	**19,148,369**	**1,966,141**	**1,911,989**	**781,425**

(*) In accordance with regulatory requirements, in guarantee of these deposits the Group has pledged reverse repurchase agreements and securities composed of Brazilian government bonds in the total amount of US$2,252,464 to the Brazilian Central Bank as of December 31, 2022 (US$2,271,585 as of December 31, 2021).

(1) The gross nominal outflow was projected considering the exchange rate of Brazilian Reais, and Mexican and Colombian Pesos to US$ as of December 31, 2022 (R$5.2804, MXN19.4999 and COP4,852.50 per US$1) and the projected Brazilian CDI, obtained from B3's website, for the deposits.

Market risk and interest rate risk in the banking book (IRRBB)

Market risk is defined as the risk of losses arising from movements in market risk factors, such as interest rate risk, equities, foreign exchange (FX) rates, commodities prices. IRRBB refers to the current or prospective risk to an entity's capital and earnings arising from adverse movements in interest rates that affect the banking book positions.

There is a market risk & IRRBB control and management structure, independent from the business units, which is responsible for the processes and tools to measure, monitor, control and report the market risk and IRRBB, continuously verifying the adherence with the approved policies and limit's structure.

Management of market risk and IRRBB is based on metrics that are reported to the Asset & Liability Management and Capital ("ALM") Technical Forum and to the country-level Risk Committee. Management is authorized to use financial instruments as outlined in the Group's internal policies to hedge market risk & IRRBB exposures.

Management of market risk and interest rate risk in the banking book (IRRBB) is based on the following metrics:

- Interest Rate Sensitivity (DV01): impact on the market value of cash flows, when submitted to a one basis point increase in the current annual interest rates or index rate;
- Value at Risk (VaR): maximum market value loss for a holding period with a confidence level; and
- FX exposures: considering all financial positions that bring FX risk and operational expenses in other currencies.

The table below presents the VaR, calculated using a holding period of 1 day, by a historical simulation approach, with a 5–year historical window. As of December 31, 2022, VaR for Brazil is calculated only for the Trading Book and using a confidence level of 99%, in line with the way portfolios are managed. VaR for Nu Holdings is considering only financial assets held directly by Nu Holdings, and it is not considering assets in other countries, including Brazil, Mexico and Colombia. The VaR model for Nu Holdings uses a confidence level of 99% and a holding period of 10 days.

VaR	**2022**	**2021**
Nu Financeira (i) / Nu Pagamentos (Brazil)	190	1,012
Nu Holdings	10,321	340

(i) Includes Nu Financeira and its subsidiaries Nu Invest and Nu DTVM.

57	Nu Holdings Ltd. Consolidated Financial Statements December 31, 2022 and 2021

Interest rate risk

The following analysis is the Group's sensitivity of the mark to market fair value to an increase of 1 basis point ("bp") (DV01) in the Brazilian risk–free curve, IPCA coupon curve, assuming a parallel shift and a constant financial position:

Curve	Brazilian Risk-Free Curve		IPCA coupon	
DV01	2022	2021	2022	2021
Nu Financeira (i) / Nu Pagamentos / FIP (Brazil)	(41)	4	(5)	(2)

(i) Includes Nu Financeira and its subsidiaries Nu Invest and Nu DTVM.

The following analysis is the Nu México sensitivity of the mark to market fair value to an increase of 1 basis point ("bp") (DV01) in the Mexican risk–free curve, assuming a parallel shift and a constant financial position:

Curve	Mexican Risk-Free Curve	
DV01	2022	2021
Nu Mexico	(11)	n/a*

* Nu Mexico figures were not significant as of December 2021.

The following analysis is Nu Holding's sensitivity of the mark to market fair value to an increase of 1 basis point ("bp") (DV01) in the US Risk-Free Curve:

Curve	US Risk-Free Curve	
DV01	2022	2021
Nu Holdings	(121)	(103)

The interest rate risk in Colombia and in Brazilian subsidiaries other than Nu Pagamentos and Nu Financeira are deemed not significant as of December 31, 2022 and 2021. To maintain DV01 sensitivities within defined limits, interest rate futures, traded in B3, and swaps derivatives are used to hedge interest rate risk.

Foreign exchange (FX) risk

The financial information may exhibit volatility due to the Group's operations in foreign currencies, such as the Brazilian Real and Mexican and Colombian Pesos. At the Nu Holdings level, there is no net investment hedge for investments in other countries.

As of December 31, 2022 and 2021, none of the entities of the Group had significant financial instruments in a currency other than their respective functional currencies.

The functional currency of the entities in Brazil is the Brazilian Real. Certain costs in US Dollars and Euros, or intercompany loans in US Dollars, are hedged with futures contracts, traded on the B3 exchange, based on projections of these costs, or when there are new exposures. Hedge transactions are adjusted when internal cost projections change and when the FX derivatives expire. As a result, the consolidated financial statements have no significant exposures to exchange rates after the hedge transactions take effect.

Operational risk

Operational risk is defined as the possibility of losses resulting from external events or from failure, deficiency or inadequacy of internal processes, people or systems. In this context, the legal risk associated with inadequacy or deficiency in contracts signed by Nu, sanctions due to non–compliance with legal provisions and compensations for damages to third parties arising from the activities developed by the Company must also be considered.

The structure of control and management of operational risk and internal controls is independent of the business and support units, being responsible for the identification and assessment of operational risks, as well as for evaluating the design and effectiveness of the internal controls, covering risks such as system and services disruption, external fraud and failures in activities involved in payment scheme arrangements. This structure is also responsible for the preparation and periodic testing of the business continuity plan and for coordinating the risk assessment in new product launches and significant changes to existing processes.

Within the governance of the risk management process, mechanisms are presented to identify, measure, evaluate, monitor, and report operational risk events to each business and support area (first line), in addition to disseminating the control culture to other employees. The main results of risk assessments are presented in the Technical Forum on Operational Risk and Internal Controls and in the Risk Committee, when applicable. Applicable improvement recommendations result in action plans with planned deadlines and responsibilities.

Information Technology/Cyber ("IT") risk

IT/Cyber risk is defined as the undesirable effects arising from a range of possible threats to the information technology infrastructure, including cybersecurity (occurrence of information security incidents), incident management (ineffective incident/problem management process, impact about service levels, costs and customer dissatisfaction), identity and access management (unauthorized access to sensitive information), data management (lack of compliance with data privacy laws or gaps in data management governance or data leakage issues), among others.

As the Group operates in a challenging environment in terms of cyber threats, it continuously invests in controls and technologies to defend against these threats. IT risks, including cyber risk, are a priority area for Nu, thus there is a dedicated IT Risk structure, which is part of the second line. This team is independent from IT-related areas, including Engineering, IT Operations, and Information Security.

The IT/Cyber Risks area is responsible for identifying, evaluating, measuring, monitoring, controlling, and reporting Information Technology risks in relation to the risk appetite levels approved by the Executive Board. The Group continually assesses Nu's exposure to threat risk and their potential impacts on the business and customers. The Group continues to improve its IT and cybersecurity capabilities and controls, also considering that people are an essential component of the security strategy, ensuring that the employees and third–party consultants are aware of prevention measures and also know how to report incidents.

The results of the IT risk and controls assessments are regularly discussed at the IT Risk Technical Forum and presented to the Risk Committee when applicable. The applicable improvement recommendations result in action plans with planned deadlines and responsibilities.

Regulatory risk

In a complex and highly regulated environment, legislative and regulatory initiatives may result in significant changes to Nu's regulatory framework and consequently its business activities.

To address such risks Nu maintains teams in Brazil, Colombia and Mexico dedicated to monitoring these changes and engaging to explain their potential impacts to the Group and the broader financial industry.

Legislative and regulatory initiatives that can present a material impact to the Group are brought to the attention of the Risk Committee and the management team allowing the Group, when necessary, to adjust its strategy and decide on the best course of action to deal with such changes.

58	Nu Holdings Ltd. Consolidated Financial Statements December 31, 2022 and 2021

- **Compliance risk**

As the Group operates in a highly regulated environment, a robust Compliance program was established within the second line of defense. The Compliance team has resources dedicated to the Ethics Program, Regulatory Compliance as well as to Anti Money Laundering Program and Combating the Financing of Terrorism.

The Ethics Program sets the minimum conduct standards for the organization, including Code of Conduct, Compliance Policies, Training, and Awareness Campaigns, as well as an independent Whistleblower Channel. Some examples include the anti–bribery and corruption risks, conflict of interest, related parties, insider trading as well as any violations from Nu's Code of Conduct.

The Regulatory Compliance team is focused on overseeing the regulatory adherence of the organization. Main activities involve regulatory tracking and managing the regulatory adherence, assessment of new products and features, advisory, Compliance testing as well as centralizing the relationship with regulators regarding requests of information and exams. By not being in compliance with laws and regulations, the Group may be exposed to sanctions, loss of license as well as potential criminal implications on management.

Nu's Anti Money Laundering (AML) Program represents the global framework and guidelines for AML and Combating Terrorism Financing (CTF) and is the basis for the AML team's strategic planning. It involves the risk of the company being exposed to sanctions for not implementing controls to avoid AML or terrorism financing.

The Program is structured in three levels - strategic, tactical and operational - and it's composed of 7 pillars (strategic level): Enterprise Risk Assessment; Policies and Procedures; Communication and Training; Know Your Customer (KYC); Due Diligence (KYE, KYS, KYP and KYB); MSAC – Monitoring, Selection, Analysis and Communication (SAR); and Effectiveness Assessment Program.

- **Reputational risk**

The Group believes that the materialization of other risks can negatively impact its reputation, as they are intrinsically connected. Unfavorable events in different risk areas such as business continuity, cyber security, ethics and integrity, social media negative activity, among others, can damage Nu's reputation.

Therefore, the Group has teams and processes in place dedicated to overseeing external communication and for crisis management, which are key elements in identifying and mitigating reputational events, as well as to gain long–term insight to better prevent or respond to future events.

- **Risks from cryptocurrency business**

In addition to the risks set out above, the Group's activities and services related to cryptocurrency (NuCrypto) generate specific risks which are directly related to cryptocurrency technology. NuCrypto utilizes the services of an agent in the operation and management of the cryptocurrency business activity. The Group keeps a copy of the records maintained by the agent as well as its own internal tracking of customers' assets for reconciliation purposes. NuCrypto may have a liability to identify customers under consumer protection laws (like any other supplier of goods and services in Brazil) but the agent is obligated to secure the assets and protect them from loss and theft. Furthermore, the agent holds insurance for potential losses which the Group would seek to make claims upon if required, with any benefit obtained being transferred to impacted customers.

- **Stress testing program**

The stress testing program considers shocks/impacts to Nu's main products, such as credit cards, personal loans and funding instruments, in addition to their respective sub-products. Scenarios are considered in which stress is applied in isolation, at different levels of intensity and probability, and also scenarios in which managerial actions are considered to increase the Group's resilience and preserve its capital and liquidity indicators.

The proposed scenarios are presented to the Stress Testing Technical Forum. The scenarios to be addressed, duration and severity and plausibility of each shock are discussed, as well as the ways in which they will be modeled and the level of detail required. After modeling and executing the tests, the results are submitted to the appropriate committees and technical forums, an integral part of Nu's risk management structure. The proposed actions aimed at ensuring the Group's resilience are discussed and approved. The Stress Testing Program is updated annually and defines which tests the team must undertake in the next 12 months.

30. CAPITAL MANAGEMENT

The purpose of capital management is to maintain the capital adequacy for Nu's operation through control and monitoring of the capital position, to evaluate the capital necessity according to the risk taken and strategic aim of the organization and to establish a capital planning process in accordance with future requirements of regulatory capital, based on the Group's growth projections, risk exposure, market movements and other relevant information. Also, the capital management structure is responsible for identifying sources of capital, for writing and submitting the capital plan and capital contingent plan for approval by the Executive Directors.

At the executive level, the ALM Technical Forum is responsible for approving risk assessment and capital calculation methodologies, and reviewing, monitoring, and recommending capital-related action plans to the Risk Committee.

a) Minimum capital requirements

In Brazil, the local entities must comply with two different regulatory capital requirements: one for the Financial Conglomerate, led by Nu Financeira and composed of Nu Financeira along with Nu DTVM and Nu Invest, and the other applicable to Nu Pagamentos:

- Financial Conglomerate: minimum level of capital, considering the minimum requirements for financial institutions according to Brazilian Federal Monetary Council ("CMN") Resolution 4,958/21.
- Nu Pagamentos: minimum level of capital, considering the minimum requirements for payment institutions, according to Circular BCB 3,681/13.

In March 2022, BACEN issued Resolution No. 200 which provides new prudential rules for payment institutions requiring a phased implementation that foresees an increase in the capital requirements applicable to credit card operations in Brazil. The Group's management understands that its capital is adequate to comply with the requirement of this new resolution.

In September 2021, Nu acquired Nu Mexico Financiera, S.A. de C.V., S.F.P., formerly AKALA, S.A. DE C.V., ("Akala"), a Mexican Financial Cooperative Association ("SOFIPO") and regulated by the CNBV (Comisión Nacional Bancaria Y De Valores). The regulatory capital requirements for this entity are defined by the NICAP metric ("nivel de capitalización") set by the CNBV, which is comparable to the Basel Ratio methodology. In December 2022, Nu Mexico Financiera got the formal approval from the CNBV to execute the migration of the Credit Card portfolio. A capital injection equivalent to US$603,795 was made in the regulated entity along with the Credit Card portfolio migration to support the transferred Risk Weighted Assets (RWA). The whole Mexican operation will be executed henceforth in the regulated entity.

Nu Colombia is in the process of requesting the "Licencia de Compañía de financiamiento", a license from the SFC ("Superintendencia financiera de Colombia") which would allow it to offer several consumer credit and deposit products. In August 2022 the SFC granted the incorporation license for "Nu Colombia Compañía de Financiamiento S.A.", and by the end of October 2022 the incorporation was completed. The next step is to receive the operational license. Once "Nu Colombia Compañía de Financiamiento S.A." becomes operational, the regulator requires it to comply with the capital ratio defined in "Ley de margen de solvencia".

Nu implemented a capital management structure with the purpose of maintaining a higher level of capital than the minimum regulatory requirements.

59	Nu Holdings Ltd. Consolidated Financial Statements December 31, 2022 and 2021

b) Composition of capital

i) Financial conglomerate in Brazil

The regulatory capital used to monitor the compliance of a financial conglomerate with the Basel operating limits imposed by the Brazilian Central Bank, is the sum of two items, as follows:

- Tier I Capital: the sum of Common Equity Tier I, which consists of paid in capital, capital, reserves and retained earnings, less deductions, and prudential adjustments and the Additional Tier I, which consists of subordinated debt instruments without a defined maturity that meet eligibility requirements. It is important to note that the Financial Conglomerate does not hold any debt eligible for Additional Tier I on the date of these consolidated financial statements.
- Tier II Capital: consists of subordinated debt instruments with defined maturity dates that meet eligibility requirements. Together with the Common Equity Tier I it composes the Total Capital.

The table below shows the calculation of the capital ratios and their minimum requirement for the Financial Conglomerate, required by the current regulation in Brazil.

Financial Conglomerate	2022	2021
Regulatory Capital	**1,091,675**	**485,498**
Tier I	905,782	467,225
Common Equity	*769,640*	*467,225*
Additional	*136,142*	–
Tier II	185,893	18,273
Risk Weighted Assets (RWA)	**5,106,361**	**2,144,499**
Credit Risk (RWA CPAD)	3,958,772	1,891,177
Market Risk (RWA MPAD)	70,159	14,825
Operational Risk (RWA OPAD)	1,077,430	238,497
Capital Required	**536,168**	**225,172**
Margin	**555,507**	**260,325**
Basel Ratio	**21.4%**	**22.6%**
RBAN - Capital Required	128,320	896
Margin considering RBAN	427,187	259,429

ii) Nu Pagamentos

Nu Pagamentos' capital management aims to determine the capital needed for its growth and to plan additional sources of capital, to permanently maintain equity in amounts higher than the requirements defined by the Brazilian Central Bank.

The subsidiary permanently maintains its shareholders' equity adjusted by the income accounts in an amount corresponding to, at least, the highest amount between i) 2% of the monthly average of payment transactions carried out by the subsidiary in the last 12 (twelve) months; or ii) 2% of the balance of electronic coins issued by the Nu Pagamentos, calculated daily.

The table below shows the calculation of the capital ratio for Nu Pagamentos, in accordance with current regulation in Brazil.

Nu Pagamentos	2022	2021
Adjusted Equity	**1,135,199**	**570,418**
Max Amount	**3,923,171**	**2,487,136**
Monthly average of payment transactions	3,923,171	2,487,136
Balance of electronic currencies	1,492,236	1,693,514
Capital Ratio	**28.9%**	**22.9%**

iii) Nu Mexico Financiera

Nu Mexico Financiera's capital management aims to determine the capital needed for its growth and to plan additional sources of capital, to permanently maintain its Regulatory Capital higher than the requirements defined by the CNBV.

As of December 31, 2022, its regulatory capital was equivalent to US$428,067 (US$4,435 on December 31, 2021), resulting in a Capital ratio of 69.81%, with 10.5% being the minimum required for Category 1 SOFIPO.

31. SEGMENT INFORMATION

In reviewing the operational performance of the Group and allocating resources, the Chief Operating Decision Maker of the Group ("CODM"), who is the Group's Chief Executive Officer ("CEO"), reviews the consolidated statement of profit (loss) and comprehensive income (loss).

The CODM considers the whole Group as a single operating and reportable segment, monitoring operations, making decisions on fund allocation, and evaluating performance. The CODM reviews relevant financial data on a combined basis for all subsidiaries.

The Group's income, results, and assets for this one reportable segment can be determined by reference to the consolidated statement of profit (loss) and other comprehensive income (loss), as well as the consolidated statements of financial position.

a) Information about products and services

The information about products and services are disclosed in note 6.

60	Nu Holdings Ltd. Consolidated Financial Statements December 31, 2022 and 2021

b) Information about geographical area

The table below shows the revenue and non-current assets per geographical area:

	Revenue (a)		Non-current assets (b)	
	2022	2021	2022	2021
Brazil	3,121,129	1,285,849	551,668	491,805
Mexico	201,197	29,546	17,610	8,235
Colombia	20,369	805	5,124	650
Cayman Islands	–	–	43,994	831
Germany	–	–	88	150
Argentina	–	–	46	73
United States	2,398	2,845	7,495	6,187
Total	**3,345,093**	**1,319,045**	**626,025**	**507,931**

(a) Includes interest income (credit card, lending and other receivables), interchange fees, recharge fees, rewards revenue, late fees and other fees and commission income.

(b) Non-current assets are right-of-use assets, property, plant and equipment, intangible assets, and goodwill.

The Group had no single customer that represented 10% or more of the Group's revenues in the years ended December 31, 2022 and 2021.

32. NON-CASH TRANSACTIONS

	2022	2021
Oivia's acquisition - share consideration	36,671	–
Contingent share award termination (note 10b)	355,573	–
Easynvest acquisition - share consideration	–	271,229
Conversion of senior preferred shares into equity	–	400,915
Spin Pay acquisition - share consideration	–	6,346

33. SUBSEQUENT EVENTS

a) International Finance Corporation ("IFC") facility

Nu Colombia SA has been granted a 3-year facility in the amount of US$ 150 million from IFC (International Finance Corporation), guaranteed by Nu Holdings. The contract was signed in December 2022 and the disbursements started in January 2023.

b) Issuance of native crypto token

In February 2023, Nu initiated the distribution of NuCoin, which will be the native crypto token issued from Nu that enables the loyalty network ("Nucoin Network") between Nu and its customers. Over time, Nu aims to have other sponsoring companies ("Sponsors") that commit to use Nucoin as their loyalty program. These Sponsors will be entitled to a certain number of Nucoin to distribute to their customers, and will be required to offer benefits to Nucoin holders to incentivize the network adoption and increase the overall utility to the community.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Jorg Friedemann
Jorg Friedemann Investor Relations Officer

Date:  February 13, 2023